
11008639

# The Laclede Group

## 2011 ANNUAL REPORT


The Laclede Group


Laclede Gas


Laclede
ENERGY RESOURCES

## Highlights

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| **EARNINGS AND DIVIDENDS** | | | |
| Net Income | $ 63,825,000 | $ 54,040,000 | $ 64,247,000 |
| Diluted Earnings Per Share of Common Stock | $ 2.86 | $ 2.43 | $ 2.89 |
| Net Economic Earnings* | $ 62,410,000 | $ 56,165,000 | $ 60,806,000 |
| Net Economic Earnings Per Share of Common Stock* | $ 2.79 | $ 2.52 | $ 2.74 |
| Dividends Declared Per Share of Common Stock | $ 1.62 | $ 1.58 | $ 1.54 |
| **OPERATING REVENUES** | | | |
| Regulated Gas Distribution | $ 913,190,000 | $ 864,297,000 | $ 1,053,993,000 |
| Non-Regulated Gas Marketing | 669,375,000 | 858,782,000 | 836,865,000 |
| Other | 20,742,000 | 11,950,000 | 4,340,000 |
| Total Operating Revenues | $ 1,603,307,000 | $ 1,735,029,000 | $ 1,895,198,000 |
| **UTILITY SALES AND CUSTOMERS** | | | |
| Therms Sold and Transported | 1,108,416,000 | 965,487,000 | 1,071,001,000 |
| Customers, End of Period | 625,000 | 627,000 | 630,000 |
| **NON-REGULATED GAS MARKETING SALES** | | | |
| Therms Sold | 1,574,150,000 | 1,864,104,000 | 1,826,465,000 |
| **SHAREHOLDERS** | | | |
| Common Shareholders of Record, End of Period | 4,430 | 4,676 | 4,952 |
| **EMPLOYEES** | | | |
| Total Employees, End of Period | 1,638 | 1,697 | 1,762 |

*For further discussion of these non-GAAP financial measures, see page 28 of our Form 10-K.

## The Laclede Group

### NYSE SYMBOL: LG

The Laclede Group, Inc. is a public utility holding company committed to providing reliable natural gas service through its regulated core utility operations while engaging in non-regulated activities that provide opportunities for sustainable growth. Its primary subsidiary – Laclede Gas Company – is the largest natural gas distribution utility in Missouri, serving 625,000 residential, commercial and industrial customers in the city of St. Louis and 10 other counties in eastern Missouri. Its primary non-regulated subsidiary is Laclede Energy Resources, Inc., a natural gas commodity service provider located in St. Louis, Missouri.

### COMMON STOCK

- 22,430,734 shares outstanding as of September 30, 2011
- Cash dividends paid continuously since 1946
- Dividends currently $1.66 per share (annualized)
- Dividends will be typically paid on the second business day of January, April, July and October
- Included in Standard & Poor's SmallCap 600 Index

### FISCAL YEAR END

- September 30

### CORPORATE HISTORY

- Founded in 1857 as The Laclede Gas Light Company
- Listed on NYSE in 1889
- Became Laclede Gas Company in 1950
- The Laclede Group, Inc. became parent company in 2001

### CORPORATE WEBSITES

www.TheLacledeGroup.com

www.LacledeGas.com

# Dear Fellow Shareholder and Employees:

During my tenure as President, Chairman and Chief Executive Officer of your Company, I have had the privilege on numerous occasions to share positive news with you about the financial health of The Laclede Group, while highlighting the efforts of my fellow employees to strengthen the structure and performance of the Company. This year is no exception. Fiscal 2011 was a year in which we achieved our third highest earnings ever and continued to take significant steps to build a stable foundation for future growth. At the same time, we have remained focused on building shareholder value by enhancing customer care, operating efficiency and company culture. As a shareholder and employee of The Laclede Group, I am very proud of all that we have accomplished together.

As announced last January, I have decided that after 13 years as the Company's Chief Executive Officer and Chairman of the Board, the time is right for me to retire and spend more time with my family, friends and associates. One of the key factors that enabled me to make this decision confidently is the quality of my co-workers. An important element of any successful leader is possessing the ability to identify and develop talented individuals who can, in turn, build a network of talented and dedicated employees across an organization. As I prepare to step away at the end of this coming January, I am confident that your Company is in the hands of hundreds of dedicated, well-qualified individuals and that we are positioned for continued future success. In that spirit, I would like to use my final annual report letter to highlight many of the accomplishments that my fellow employees have achieved over the past twelve or so years; these accomplishments have led to success and prepared your Company for a promising future.

At the start of the new millennium, Laclede Gas Company embarked upon a strategic planning initiative to chart the future of the company and to plan for continued growth. Back then, there was no Laclede Group. We were essentially a Midwest natural gas public utility that relied on cold weather for earnings. After experiencing periods when weather volatility made it challenging to stabilize, much less grow, the core utility, we knew we needed to take more responsibility for the company's future. Employees across Laclede Gas joined together to identify and analyze our strengths and weaknesses as an organization, what we needed to change to ensure our future success and how best to make those changes. Out of this work came a strategic plan which focused efforts on stabilizing our core utility earnings, while at the same time looking for business opportunities that would allow us to parlay our fundamental knowledge of the natural gas industry into growing and expanding the organization. This strategy led to the formation of The Laclede Group, Inc., which became operational on October 1, 2001. We had our platform.


Net Income ($ Millions)
by fiscal year
$80
$60
$40
$20
0
2007
2008
2009
2010
2011
Income from Discontinued Operations
Income from Continuing Operations

"I am confident that your Company is in the hands of hundreds of dedicated, well-qualified individuals and that we are positioned for continued future success."

**Douglas H. Yaeger**
Chairman of the Board & Chief Executive Officer,
The Laclede Group



Company employees wasted little time in executing this fundamental strategy. During the fall of 2001, after looking at several other acquisition opportunities, more than three dozen employees set about evaluating whether we should make a bid to acquire SM&P Utility Resources, Inc., one of the nation's largest underground facilities locating and marking service companies. The team determined that SM&P met all strategic selection criteria. Moreover, its revenues were counter-seasonal to our core utility business, thereby adding stability to our earnings, and it was a logical, credible extension of our own skill sets. During the slightly more than six years that we owned SM&P, our team significantly grew the revenue, developed and strengthened SM&P's management team and enhanced technological competencies to the point that it was a leader in its industry. In advance of a weakening housing and construction market, some of the same employees who helped us acquire SM&P came together in the spring of 2008 to support the sale of SM&P for approximately $85 million, about twice what we paid for the company.


Declared Dividend Growth History
(per share) by fiscal year
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
0
2004 $1.36
2005 $1.38
2006 $1.41
2007 $1.46
2008 $1.50
2009 $1.54
2010 $1.58
2011 $1.62

While we executed on the unregulated aspects of our strategy, my colleagues were also making significant progress on stabilizing our regulated utility business by implementing an innovative rate structure that more appropriately reflected our utility costs and addressed earnings volatility resulting from weather fluctuations. We gained approval from the Missouri Public Service Commission (MoPSC) for this new rate design that provided Laclede Gas better assurance of recovering its utility distribution costs, while protecting customers in periods of high usage by essentially "capping" the recovery of distribution costs. This was a foundational step to achieving better financial stability in our core business.

In another significant step, the regulatory team obtained approval from the MoPSC for an improved Purchased Gas Adjustment (PGA) clause that allowed us to more timely recover the cost of financial instruments used to "hedge" or limit our customers' exposure to spikes in natural gas prices.

In 2002, we joined with the other publicly traded utilities across the state to form the Missouri Energy Development Association (MEDA), a statewide organization that supports economic development through the maintenance of a strong and reliable utility infrastructure. Our regulatory team worked with MEDA to obtain approval of a mechanism that allows us to recover the cost of installing facilities associated with safety-related and public improvement projects on a timelier basis.

About the same time, we were evaluating options that were "organic" in nature, and we began building a natural gas marketing company with a simple mission: To provide an adequate, reliable and economical supply of natural gas and other energy services to meet the current and future needs of customers. Through the years, Laclede Energy Resources, Inc. (LER) has grown from two employees and $69 million in operating revenues to 16 employees and nearly $670 million in



newBLUE vision

**We stand together** as dedicated partners, ready to take charge of our future with powerful new tools, state-of-the-art software, advanced training, and smarter, streamlined systems to exceed **ever-higher expectations of ourselves, our customers,** shareholders, and the community.


newBLUE
Laclede Gas

operating revenues. LER, whose net income exceeded $31 million in 2009, has become an important earnings complement to Laclede Gas and has significantly driven cash flow during the past several years.

We realized early in the execution of our strategy that if we were to be successful long-term we needed to instill in every employee the concept of thinking about our business as if it were his or her own. We adopted the phrase "Think Like an Owner," and set about challenging each other to improve individual and corporate performance. With an ongoing emphasis on our business planning process, we provided greater empowerment and accountability at all levels of the organization. We found that employees quickly adapted to this new way of thinking and behaving. In order to further integrate this mindset into the organization, we developed and implemented a compensation program to align employee objectives with the Company's strategy and reward results. We also formed a full-time strategic planning function that enabled us to remain focused on our strategy throughout the year rather than just during our business planning cycle. Today, we are all focused on a shared strategy and common objectives, thereby driving better customer service and improved operational and financial results.

Throughout the years, customer service has remained a major focus. To be successful, our employees must have a passion for meeting and exceeding the expectations of our customers. Over the course of my tenure, numerous teams of employees have researched, tested and implemented technology that has improved our customer service, increased our operating efficiency and positioned us to meet future business challenges.

**1997**

**YAEGER ELECTED PRESIDENT** and Chief Operating Officer, joins Laclede's Board of Directors.

**1999**

**YAEGER NAMED** President, Chairman and CEO of Laclede.

**2000**

**LACLEDE GAS COMPANY** embarks upon a strategic planning initiative to chart the future of the company and to plan for continued growth.

**2001**

**THE LACLEDE GROUP, INC.,** consisting of Laclede Gas Company and Laclede Energy Resources, becomes operational.



**2002**

**LACLEDE GROUP ACQUIRES SM&P** Utility Resources, Inc., one of the largest underground facility-locating companies in the U.S. for approximately $43 million.

**MISSOURI PUBLIC SERVICE** Commission (MoPSC) approves our innovative rate design that provides better assurance of recovering our utility distribution costs, while protecting customers in periods of high usage.



**2004**

**LACLEDE GAS GAINS APPROVAL OF** its first Infrastructure System Replacement Surcharge that allows us to recover the cost of installing facilities associated with safety-related and public improvement projects on a timelier basis.

## 2005

**LACLEDE GAS SUCCESSFULLY** modifies its Purchased Gas Adjustment clause that allows us to pass actual wholesale gas costs through to our customers on a timelier basis.

**LACLEDE GAS BEGINS** implementing its Automated Meter Reading (AMR) system.

## 2007

**LACLEDE CELEBRATES ITS** 150th anniversary on March 2.

## 2008

**LACLEDE SELLS SM&P UTILITY** Resources, Inc. for approximately $85 million.

**THE CONTINUOUS IMPROVEMENT** Project launches. The companywide initiative creates real, tangible and significant improvement in three areas: Customer Service, Operational Efficiency and Company Culture.

**LACLEDE GAS IMPLEMENTS** ServiceHub or G4, which allows us to dispatch work in real time and track the status of service orders.



## 2009

**LACLEDE ENERGY RESOURCES' NET** income exceeds $31 million in 2009 and becomes an important earnings complement to Laclede Gas, significantly driving cash flow during the past several years.

## 2011

**newBLUE LAUNCHES. THIS MULTI-YEAR** initiative will replace much of Laclede's core technology-based business systems.

### Among these tools are:

- **Automated Meter Reading (AMR) system**, which allows us to provide system-wide real-time, accurate meter readings each month, virtually eliminating the need to estimate customer bills and/or having to enter customers' homes to read their meters and reducing the time between meter reading and billing.
- **Geographic Information Systems** that enables us to map and locate our underground facilities more accurately.
- **ServiceHub or G4**, which allows us to dispatch work in real time and track the status of service orders.
- **GPS**, which allows us to track the location of service vehicles and other equipment, thereby enabling us to more efficiently deploy personnel.
- **Enhanced telephone system** that enables us to better manage and address customer calls and to offer customers who call us during busy times the option of either staying on hold or receiving a call-back from the system without losing their place in line.

In order to equip ourselves with the tools necessary to make sound business decisions for your Company today and in the future, we recently introduced a formal Enterprise Risk Management framework. My fellow employees apply this framework to

### Comparison of 5-Year Cumulative Total Return

**The Laclede Group, S&P 500, and S&P Utilities at September 30**


$200
$150
$100
$ 50

| | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|
| Laclede | $100.00 | $105.32 | $164.60 | $113.83 | $127.76 | $150.19 |
| S&P 500 | $100.00 | $116.44 | $90.85 | $84.58 | $93.17 | $94.24 |
| S&P Utilities | $100.00 | $121.15 | $103.89 | $ 96.55 | $108.04 | $120.95 |


Laclede Gas

everyday business and growth scenarios to analyze, evaluate and manage risk on a cross-functional, strategic basis.

As part of our commitment to improvement, which included six consecutive years of record earnings, about 70 employee leaders came together in the fall of 2008 and engaged in an in-depth process review of what we do, why we do it and how we can do it better. This effort led to the launch of our Continuous Improvement Project (CIP), a multi-faceted initiative focused on enhancing three areas: Operational Efficiency, Customer Service and Company Culture. As more employees joined the effort and we began implementing many of the recommended improvements, the project became our standard way of doing business. Our efforts are paying off, as we achieved two of our all-time highest earnings years in 2009 and 2011, second and third, respectively, only to 2008 when we sold SM&P.

As a natural extension of CIP, during this past year, we determined that the time was right to replace much of our core technology systems and "newBLUE" was born. This effort will require employees from every aspect of the business to pull together and design and implement processes and procedures that will equip the Company to meet today's and tomorrow's business challenges. In doing so, we will build systems and processes that will enable us to exceed the expectations of our customers, shareholders, the community and each other, and improve your Company's strength, sustainability and growth potential. I am confident that we will be successful in these efforts.

I believe that an organization is only as good as the commitment, dedication and skill of the people engaged in its daily operations. I would like to express my personal and heartfelt thanks to my colleagues who have contributed so much to your Company's success through the years. Their commitment to our shareholders, customers, to the communities we serve and to each other has been, and will continue to be, the foundation of our success. Additionally, I want to thank the members of the Board of Directors for their ongoing dedication, guidance and support; it made all the difference.

Finally, I am confident that my successor, Suzanne Sitherwood, an experienced industry leader in her own right, will dedicate her leadership style and skills to continue to build The Laclede Group story...154 years old and growing.

Sincerely,

**Douglas H. Yaeger**
Chairman of the Board & Chief Executive Officer,
The Laclede Group

## The Laclede Group is Poised for Growth

It is a good feeling when you realize you're right where you are supposed to be. That's how I think about being at Laclede at this point in its history. I've been in the natural gas utility business for more than 31 years, starting my career as an engineer with AGL Resources and most recently serving as the President of Atlanta Gas Light, Chattanooga Gas Light and Florida City Gas. Now that I've joined The Laclede Group as President and have been meeting one-on-one with hundreds of employees, lots of folks have asked me why I left my post in Atlanta to join Laclede in St. Louis. The answer is simple. St. Louis is home to one of the most solid natural gas companies in the country—a company that is home to exceptional employees, an outstanding community and a strong financial foundation that is poised for growth.

As a long-time colleague, friend and admirer of Doug Yaeger, I was honored to be invited to join the leadership team at The Laclede Group. Clearly, my admiration for Doug is shared industry-wide; in October, Doug was honored with the American Gas Association's highest honor, the Distinguished Service Award. With Doug's expertise, craftsmanship and business acumen, The Laclede Group is poised for acceleration over the next decade. Like Doug, I believe that all successful businesses are built on a foundation of dedicated, talented employees who are focused on providing top-flight service to customers, supporting and challenging one another, bringing value to the shareholder and serving the community. With this foundation in place, we are now implementing an aggressive enterprise technology upgrade, an advanced employee engagement strategy and a forward-facing brand development initiative which will deliver us to the next level.



"Together, we will work hard, move fast and challenge each other to deliver top-flight service to customers and bring value to shareholders and our community."

**Suzanne Sitherwood,**
President, The Laclede Group

## Consolidated Financial Data (Thousands, Except Per Share Amounts)

| Fiscal Years Ended September 30 | 2011 | 2010 | 2009 |
|---|---|---|---|
| **SUMMARY OF OPERATIONS** | | | |
| Operating Revenues: | | | |
| Regulated Gas Distribution | $ 913,190 | $ 864,297 | $ 1,053,993 |
| Non-Regulated Gas Marketing | 669,375 | 858,782 | 836,865 |
| Other | 20,742 | 11,950 | 4,340 |
| **TOTAL OPERATING REVENUES** | 1,603,307 | 1,735,029 | 1,895,198 |
| Operating Expenses: | | | |
| Regulated Gas Distribution | | | |
| Natural and Propane Gas | 549,947 | 519,905 | 699,984 |
| Other Operation Expenses | 147,889 | 141,995 | 146,542 |
| Maintenance | 25,049 | 27,244 | 27,818 |
| Depreciation and Amortization | 39,214 | 37,572 | 36,751 |
| Taxes, Other than Income Taxes | 60,752 | 61,407 | 68,639 |
| Total Regulated Gas Distribution Operating Expenses | 822,851 | 788,123 | 979,734 |
| Non-Regulated Gas Marketing | 652,567 | 836,687 | 787,056 |
| Other | 9,642 | 5,353 | 3,344 |
| Total Operating Expenses | 1,485,060 | 1,630,163 | 1,770,134 |
| Operating Income | 118,247 | 104,866 | 125,064 |
| Allowance for Funds Used During Construction | (98) | (112) | (152) |
| Other Income and (Income Deductions)–Net | 275 | 3,232 | 1,605 |
| Interest Charges: | | | |
| Interest on Long-Term Debt | 23,161 | 24,583 | 24,583 |
| Other Interest Charges | 2,256 | 2,269 | 5,163 |
| Total Interest Charges | 25,417 | 26,852 | 29,746 |
| Income Before Income Taxes and Dividends on Laclede Gas Redeemable Preferred Stock | 93,007 | 81,134 | 96,771 |
| Income Tax Expense | 29,182 | 27,094 | 32,509 |
| Dividends on Laclede Gas Redeemable Preferred Stock | – | – | 15 |
| **NET INCOME** | $ 63,825 | $ 54,040 | $ 64,247 |
| AVERAGE NUMBER OF COMMON SHARES OUTSTANDING: | | | |
| Basic | 22,099 | 21,986 | 21,893 |
| Diluted | 22,171 | 22,039 | 21,960 |
| Basic Earnings Per Share of Common Stock | $ 2.87 | $ 2.43 | $ 2.90 |
| Diluted Earnings Per Share of Common Stock | $ 2.86 | $ 2.43 | $ 2.89 |
| Dividends Declared–Common Stock | $ 36,250 | $ 35,127 | $ 34,100 |
| Dividends Declared Per Share of Common Stock | $ 1.62 | $ 1.58 | $ 1.54 |
| **UTILITY PLANT** | | | |
| Gross Plant–End of Period | $ 1,386,590 | $ 1,326,284 | $ 1,280,238 |
| Net Plant–End of Period | 928,683 | 884,084 | 855,929 |
| Capital Expenditures | 67,304 | 56,234 | 51,384 |
| Property Retirements | 14,800 | 10,946 | 9,732 |
| **NON-UTILITY PROPERTY**–End of Period | $ 4,588 | $ 4,551 | $ 4,061 |
| **OTHER INVESTMENTS**–End of Period | $ 50,785 | $ 50,226 | $ 44,973 |
| **TOTAL ASSETS**–End of Period | $ 1,783,082 | $ 1,840,196 | $ 1,762,018 |
| **CAPITALIZATION**–End of Period | | | |
| Common Stock and Paid-In Capital | $ 186,133 | $ 180,991 | $ 176,386 |
| Retained Earnings | 389,298 | 361,723 | 342,810 |
| Accumulated Other Comprehensive Loss | (2,100) | (7,137) | (2,166) |
| Common Stock Equity | 573,331 | 535,577 | 517,030 |
| Long-Term Debt–Laclede Gas | 364,357 | 364,298 | 389,240 |
| **TOTAL CAPITALIZATION** | $ 937,688 | $ 899,875 | $ 906,270 |
| Shares of Common Stock Outstanding–End of Period | 22,431 | 22,293 | 22,168 |
| Book Value Per Share–End of Period | $ 25.56 | $ 24.02 | $ 23.32 |

## Consolidated Net Economic Earnings Data (Thousands, Except Per Share Amounts)

| Fiscal Years Ended September 30 | 2011 | 2010 | 2009 |
|---|---|---|---|
| Net Economic Earnings | $ 62,410 | $ 56,165 | $ 60,806 |
| Add: Unrealized Gain (Loss) on Energy-Related Derivative Contracts, Net of Tax | 1,415 | (2,125) | 3,441 |
| **NET INCOME** | $ 63,825 | $ 54,040 | $ 64,247 |
| Net Economic Earnings Per Share | $ 2.79 | $ 2.52 | $ 2.74 |
| Add: Unrealized Gain (Loss) on Energy-Related Derivative Contracts, Net of Tax, Per Share | 0.07 | (0.09) | 0.15 |
| **NET INCOME** | $ 2.86 | $ 2.43 | $ 2.89 |

*Note: This section contains non-GAAP financial measures. Refer to page 28 of our Form 10-K for additional information.*

## Utility Statistics

| Fiscal Years Ended September 30 | 2011 | 2010 | 2009 |
|---|---|---|---|
| **GAS DISTRIBUTION OPERATING REVENUES** (Thousands of Dollars): | | | |
| Residential | $ 584,788 | $ 589,350 | $ 684,533 |
| Commercial & Industrial | 202,017 | 208,953 | 255,912 |
| Interruptible | 3,659 | 4,246 | 5,301 |
| Transportation | 14,426 | 13,378 | 14,394 |
| Off System and Other Incentive | 100,225 | 38,988 | 85,822 |
| Provisions for Refunds and Other | 8,075 | 9,382 | 8,031 |
| **TOTAL UTILITY OPERATING REVENUES** | $ 913,190 | $ 864,297 | $ 1,053,993 |
| **THERMS SOLD AND TRANSPORTED** (Thousands): | | | |
| Residential | 497,171 | 506,576 | 509,025 |
| Commercial & Industrial | 228,080 | 231,292 | 238,675 |
| Interruptible | 5,098 | 6,267 | 5,678 |
| Transportation | 155,067 | 150,386 | 154,603 |
| System Therms Sold and Transported | 885,416 | 894,521 | 907,981 |
| Off System | 223,000 | 70,966 | 163,020 |
| **TOTAL THERMS SOLD AND TRANSPORTED** | 1,108,416 | 965,487 | 1,071,001 |
| **CUSTOMERS** – End of Period: | | | |
| Residential | 584,926 | 586,974 | 588,792 |
| Commercial & Industrial | 39,995 | 40,264 | 40,608 |
| Interruptible | 15 | 18 | 17 |
| Transportation | 141 | 137 | 146 |
| **TOTAL CUSTOMERS** | 625,077 | 627,393 | 629,563 |
| **AVERAGE USE AND REVENUE** (Based on Average Monthly Use): | | | |
| Use Per Residential Customer–Therms | 825 | 838 | 841 |
| Revenue per Residential Customer | $ 972.03 | $ 976.85 | $ 1,133.34 |
| **GAS STATISTICS** (Millions of therms): | | | |
| Produced | 0.1 | 0.2 | 0.1 |
| Natural Gas Purchased and Received for Transportation | 923.9 | 939.1 | 954.3 |
| Withdrawn from Storage | 228.7 | 234.9 | 230.9 |
| Total Systems Receipts | 1,152.7 | 1,174.2 | 1,185.3 |
| LESS: | | | |
| Used by Company | 0.4 | 0.6 | 0.5 |
| Delivered to Storage | 235.9 | 246.3 | 249.6 |
| Unaccounted For | 31.0 | 32.8 | 27.2 |
| **SYSTEM THERMS SOLD AND TRANSPORTED** | 885.4 | 894.5 | 908.0 |
| Peak Day System Sendout | 8.5 | 9.2 | 9.8 |
| Mean Temperature (F) on Peak Day | 14° | 11° | 5° |
| Estimated System Sendout on Zero Day | 10.6 | 10.8 | 10.8 |
| Degree Days | 4,540 | 4,491 | 4,562 |

## Board of Directors

**Douglas H. Yaeger**
Chairman of the Board and
Chief Executive Officer
The Laclede Group, Inc.

**Suzanne Sitherwood**
President
The Laclede Group, Inc.

**Arnold W. Donald**
President and
Chief Executive Officer
Executive Leadership Council
*Professional network of African-American executives of major U.S. companies*

**Edward L. Glotzbach**
Vice Chairman, Mergers and Acquisitions
Information Services Group
*Technology and business process sourcing advisory services*

**Anthony V. Leness**
Retired Managing Director
Merrill Lynch & Co., Inc.
*Wealth management, capital markets, investment banking and consulting services*

**W. Stephen Maritz**
Chairman of the Board and
Chief Executive Officer
Maritz Holdings Inc.
*Performance improvement, marketing research and travel services*

**William E. Nasser**
Retired Chairman of the Board,
Chief Executive Officer and President
Petrolite Corporation
*Manufacturer of specialty chemicals, primarily for the oil industry*

**Brenda D. Newberry**
Founder and Retired Chairman of the Board
The Newberry Group, Inc.
*Information technology consulting services company*

**John P. Stupp, Jr.**
President
Stupp Bros., Inc.
*Application, fabrication and production of structural steel components and steel piping*

**Mary Ann Van Lokeren**
Retired Chairman of the Board and
Chief Executive Officer
Krey Distributing Company
*Wholesaler of beverage products*

## Officers

### THE LACLEDE GROUP, INC.

**Douglas H. Yaeger**
Chairman of the Board
and Chief Executive Officer

**Suzanne Sitherwood**
President

**Mark D. Waltermire**
Chief Financial Officer

**Mark C. Darrell**
General Counsel

**Michael C. Geiselhart**
Vice President,
Strategic Development and Planning

**Mary Caola Kullman**
Chief Governance Officer
and Corporate Secretary

**Lynn D. Rawlings**
Treasurer and Assistant Secretary

### LACLEDE ENERGY RESOURCES, INC.

**Scott E. Jaskowiak**
President

**Mark D. Waltermire**
Vice President

**George E. Godat**
Vice President,
Resource Management

**Lynn D. Rawlings**
Treasurer and Assistant Secretary

**Mary Caola Kullman**
Secretary

### LACLEDE GAS COMPANY

**Douglas H. Yaeger**
Chairman of the Board,
President and Chief Executive Officer

**Mark D. Waltermire**
Senior Vice President
and Chief Financial Officer

**Mark C. Darrell**
Senior Vice President and
General Counsel

**Richard A. Skau**
Senior Vice President,
Human Resources

**Michael R. Spotanski**
Senior Vice President,
Operations and Marketing

**Mary Caola Kullman**
Chief Governance Officer
and Corporate Secretary

**David P. Abernathy**
Vice President and
Associate General Counsel,
Industrial Relations and
Claims Management

**Michael C. Geiselhart**
Vice President,
Strategic Development and Planning

**Steven F. Mathews**
Vice President,
Gas Supply

**Benjamin O. McReynolds, Jr.**
Vice President,
Field Operations

**Michael C. Pendergast**
Vice President and
Associate General Counsel

**Steven P. Rasche**
Vice President,
Finance

**Lynn D. Rawlings**
Treasurer and Assistant Secretary

**James A. Fallert**
Controller

**Craig R. Hoeferlin**
Assistant Vice President,
Engineering and Field Services

**Ryan L. Hyman**
Assistant Vice President,
Information Technology Services

**Ellen L. Theroff**
Assistant Vice President,
Administration and
Associate General Counsel


The Laclede Group

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.

FORM 10-K

ANNUAL REPORT

For the Fiscal Year Ended September 30, 2011

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D. C. 20549**

**FORM 10-K**

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 or 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
**For the Fiscal Year Ended September 30, 2011**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from _________ to _________

Commission File Number 1-16681

# THE LACLEDE GROUP, INC.

(Exact name of registrant as specified in its charter)

| **Missouri** | **74-2976504** |
|---|---|
| (State of Incorporation) | (I.R.S. Employer Identification number) |

**720 Olive Street**
**St. Louis, MO 63101**
(Address and zip code of principal executive offices)

**314-342-0500**
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act

| Title of Each Class | Name of Each Exchange On Which Registered |
|---|---|
| Common Stock $1.00 par value | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant:

is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ X ] No [ ]

is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [ X ]

(1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report) and (2) has been subject to such filing requirements for the past 90 days. Yes [ X ] No [ ]

has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ X ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ( X )

Indicate by check mark whether the registrant:

is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | [ X ] | Accelerated filer | [ ] |
| Non-accelerated filer | [ ] | Smaller reporting company | [ ] |

is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [ X ]

The aggregate market value of the voting stock held by non-affiliates of The Laclede Group, Inc. amounted to $793,509,957 as of March 31, 2011.

As of November 17, 2011, there were 22,418,273 shares of the registrant's Common Stock, par value $1.00 per share, outstanding.

Document Incorporated by Reference:
Portions of Proxy Statement dated December 19, 2011 – Part III
Index to Exhibits is found on page 98.

## TABLE OF CONTENTS



**FILING FORMAT**

The Laclede Group, Inc. (Laclede Group or the Company) and Laclede Gas Company (Laclede Gas or the Utility) previously filed joint Forms 10-K, with the Utility's Financial Statements, Notes to Financial Statements, and Management's Discussion and Analysis of Financial Condition and Results of Operations included as Exhibit 99.1 in the combined reports. In fiscal year 2011, the Company and the Utility began filing separate periodic reports with the SEC.

## FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as "may," "anticipate," "believe," "estimate," "expect," "intend," "plan," "seek," and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

- weather conditions and catastrophic events, particularly severe weather in the natural gas producing areas of the country;
- volatility in gas prices, particularly sudden and sustained changes in natural gas prices, including the related impact on margin deposits associated with the use of natural gas derivative instruments;
- the impact of changes and volatility in natural gas prices on our competitive position in relation to suppliers of alternative heating sources, such as electricity;
- changes in gas supply and pipeline availability, particularly those changes that impact supply for and access to our markets in which our subsidiaries transact business;
- legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
  - allowed rates of return
  - incentive regulation
  - industry structure
  - purchased gas adjustment provisions
  - rate design structure and implementation
  - regulatory assets
  - non-regulated and affiliate transactions
  - franchise renewals
  - environmental or safety matters, including the potential impact of legislative and regulatory actions related to climate change and pipeline safety
  - taxes
  - pension and other postretirement benefit liabilities and funding obligations
  - accounting standards, including the effect of potential changes relative to adoption of or convergence with international accounting standards;
- the results of litigation;
- retention of, ability to attract, ability to collect from, and conservation efforts of, customers;
- capital and energy commodity market conditions, including the ability to obtain funds with reasonable terms for necessary capital expenditures and general operations and the terms and conditions imposed for obtaining sufficient gas supply;
- discovery of material weakness in internal controls; and
- employee workforce issues.

Readers are urged to consider the risks, uncertainties, and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

## Item 1. Business

### Overview

The Laclede Group, Inc. (Laclede Group or the Company) is a public utility holding company formed through a corporate restructuring that became effective October 1, 2001. Laclede Group is committed to providing reliable natural gas service through its regulated core utility operations while engaging in non-regulated activities that provide additional earnings and growth. All of Laclede Group's subsidiaries are wholly owned. The Regulated Gas Distribution segment includes the regulated operations of Laclede Gas Company (Laclede Gas or the Utility), Laclede Group's largest subsidiary and core business unit. Laclede Gas is a public utility engaged in the retail distribution and sale of natural gas. Laclede Gas is the largest natural gas distribution utility in Missouri, serving approximately 625,000 residential, commercial, and industrial customers in the City of St. Louis and parts of ten counties in eastern Missouri. The Non-Regulated Gas Marketing segment includes Laclede Energy Resources, Inc. (LER), a wholly-owned subsidiary engaged in the marketing of natural gas and related activities on a non-regulated basis. LER markets natural gas to both on-system Utility transportation customers and customers outside of Laclede Gas' traditional service territory, including large retail and wholesale customers. As such, LER's operations and customer base are more subject to fluctuations in market conditions than the Utility. Other subsidiaries provide less than 10% of consolidated revenues. As of September 30, 2011, Laclede Group had 1,638 employees, including 14 part-time employees.

Operating Revenues contributed by each segment for the last three fiscal years are presented below. For more detailed financial information regarding the segments, see Note 14 of the Notes to Consolidated Financial Statements.

| (Thousands) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Regulated Gas Distribution | $ 913,190 | $ 864,297 | $ 1,053,993 |
| Non-Regulated Gas Marketing | 669,375 | 858,782 | 836,865 |
| Other | 20,742 | 11,950 | 4,340 |
| Total Operating Revenues | $ 1,603,307 | $ 1,735,029 | $ 1,895,198 |

The following chart illustrates the organization structure of The Laclede Group, Inc. at September 30, 2011*:

Organization Structure



The Laclede Group, Inc.
Laclede Gas Company
Laclede Investment LLC
Laclede Development Company
Laclede Pipeline Company
Laclede Energy Resources, Inc.
Laclede Venture Corp.
Laclede Gas Family Services, Inc.


*In October 2011, Laclede Group added a new wholly-owned subsidiary, which is not yet operational. LER Storage Services, Inc. was formed as a wholly-owned subsidiary of LER. This Missouri entity has entered into a precedent agreement for natural gas storage capacity commencing in fiscal 2013 for the purpose of providing natural gas storage services and natural gas sales.

Laclede Group's common stock is listed on The New York Stock Exchange and trades under the ticker symbol "LG."

The following table shows shares issued under Laclede Group's Dividend Reinvestment and Stock Purchase Plan (DRIP) and its Equity Incentive Plan:

| | 2011 | 2010 |
|---|---|---|
| DRIP | 43,354 | 42,733 |
| Equity Incentive Plan: | | |
| Employee restricted stock awards | 64,476 | 69,451 |
| Employee stock options exercised | 30,100 | 12,500 |
| Total Shares Issued | 137,930 | 124,684 |

The information we file or furnish to the Securities and Exchange Commission (SEC), including annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and their amendments, are available on our website, www.thelacledegroup.com, in the Investor Services section under SEC Filings as soon as reasonably practical after the information is filed or furnished to the SEC.

## REGULATED GAS DISTRIBUTION

### NATURAL GAS SUPPLY

The Utility focuses its gas supply portfolio around a number of large natural gas suppliers with equity ownership or control of assets strategically situated to complement Laclede's regionally diverse firm transportation arrangements.

Laclede Gas' fundamental gas supply strategy is to meet the two-fold objective of 1) ensuring that the gas supplies it acquires are dependable and will be delivered when needed and 2) insofar as is compatible with that dependability, purchasing gas that is economically priced. In structuring its natural gas supply portfolio, Laclede Gas continues to focus on natural gas assets that are strategically positioned to meet the Utility's primary objectives. Laclede Gas utilizes both Mid-Continent and Gulf Coast gas sources to provide a level of supply diversity that facilitates the optimization of pricing differentials as well as protecting against the potential of regional supply disruptions.

In fiscal year 2011, Laclede Gas purchased natural gas from 28 different suppliers to meet current gas sales and storage injection requirements. The Utility entered into firm agreements with suppliers including major producers and marketers providing flexibility to meet the temperature sensitive needs of its customers. Natural gas purchased by Laclede Gas for delivery to our utility service area through the Mississippi River Transmission Corporation (MRT) system totaled 60.2 billion cubic feet (Bcf). The Utility also holds firm transportation on several other interstate pipeline systems that provide access to gas supplies upstream of MRT. In addition to deliveries from MRT, 7.5 Bcf of gas was purchased on the Panhandle Eastern Pipe Line Company system, and 10.5 Bcf on the Southern Star Central Pipeline system. Some of the Utility's commercial and industrial customers purchased their own gas with Laclede Gas transporting 15.5 Bcf to them through the Utility's distribution system.

The fiscal year 2011 peak day sendout of natural gas to utility customers, including transportation customers, occurred on February 9, 2011, when the average temperature was 14 degrees Fahrenheit. On that day, our customers consumed 0.836 Bcf of natural gas. About 84% of this peak day demand was met with natural gas transported to St. Louis through the MRT, Panhandle, and Southern Star transportation systems, and the other 16% was met from the Utility's on-system storage and peak shaving resources.

### UNDERGROUND NATURAL GAS STORAGE

Laclede Gas has a contractual right to store 23.1 Bcf of gas in MRT's storage facility located in Unionville, Louisiana. MRT's tariffs allow injections into storage from May 16 through November 15 and require the withdrawal from storage of all but 2.2 Bcf from November 16 through May 15.

In addition, Laclede Gas supplements flowing pipeline gas with natural gas withdrawn from its own underground storage field located in St. Louis and St. Charles Counties in Missouri. The field is designed to provide 0.30 Bcf of natural gas withdrawals on a peak day and annual withdrawals of approximately 4 Bcf of gas based on the inventory level that Laclede plans to maintain.

## REGULATORY MATTERS

There were several significant regulatory developments over the past year. For more details, please see the Regulatory and Other Matters discussion in the Management's Discussion and Analysis of Financial Condition and Results of Operations, on page 36 of this Form 10-K.

## OTHER PERTINENT MATTERS

The business of Laclede Gas has monopoly characteristics in that it is the only distributor of natural gas within its franchised service area. The principal competition is the local electric company. Other competitors in Laclede Gas' service area include suppliers of fuel oil, coal, propane in outlying areas, natural gas pipelines which can directly connect to large volume customers, and in a portion of downtown St. Louis, a district steam system.

Laclede Gas' residential, commercial, and small industrial markets represent more than 85% of the Utility's Regulated Gas Distribution operating revenue. Given the current adequate level of natural gas supply and market conditions, Laclede believes that the relative comparison of natural gas equipment and operating costs with those of competitive fuels will not change significantly in the foreseeable future, and that these markets will continue to be supplied by natural gas. In the new multi-family and commercial rental markets, Laclede Gas' competitive exposure is presently limited to space and water heating applications. Certain alternative heating systems can be cost competitive in traditional markets, but the performance and reliability of natural gas systems have contained the growth of these alternatives.

Coal is price competitive as a fuel source for very large boiler plant loads, but environmental requirements for coal have shifted the economic advantage to natural gas. Oil and propane can be used to fuel boiler loads and certain direct-fired process applications, but these fuels require on-site storage, thus limiting their competitiveness. In certain cases, district steam has been competitive with gas for downtown St. Louis area heating users. Laclede Gas offers gas transportation service to its large user industrial and commercial customers. The tariff approved for that type of service produces a margin similar to that which Laclede Gas would have received under its regular sales rates.

*****

Laclede Gas is subject to various environmental laws and regulations that, to date, have not materially affected the Company's financial position and results of operations. For a detailed discussion of environmental matters, see Note 15 of the Notes to Consolidated Financial Statements.

*****

Laclede Gas has labor agreements with Locals 11-6 and 11-194 of the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied-Industrial and Service Workers International Union, which represent approximately 62% of Laclede Gas' employees. The agreements expire at midnight on July 31, 2012.

The Missouri Natural Division of Laclede Gas has labor agreements with Local 884 of the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied-Industrial and Service Workers International Union, which represents approximately 5% of Laclede Gas' employees. The agreements expire at midnight on April 14, 2013.

*****

The business of Laclede Gas is subject to seasonal fluctuations with the peak period occurring in the winter season.

*****

Revenues, therms sold and transported, and customers of Laclede Gas for the last three fiscal years are as follows:

**Regulated Gas Distribution Operating Revenues**

| (Thousands) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Residential | $ 584,788 | $ 589,350 | $ 684,533 |
| Commercial & Industrial | 202,017 | 208,953 | 255,912 |
| Interruptible | 3,659 | 4,246 | 5,301 |
| Transportation | 14,426 | 13,378 | 14,394 |
| Off-System and Capacity Release | 100,225 | 38,988 | 85,822 |
| Provision for Refunds and Other | 8,075 | 9,382 | 8,031 |
| Total | $ 913,190 | $ 864,297 | $ 1,053,993 |

**Regulated Gas Distribution Therms Sold and Transported**

| (Thousands) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Residential | 497,171 | 506,576 | 509,025 |
| Commercial & Industrial | 228,080 | 231,292 | 238,675 |
| Interruptible | 5,098 | 6,267 | 5,678 |
| Transportation | 155,067 | 150,386 | 154,603 |
| System Therms Sold and Transported | 885,416 | 894,521 | 907,981 |
| Off-System | 223,000 | 70,966 | 163,020 |
| Total Therms Sold and Transported | 1,108,416 | 965,487 | 1,071,001 |

**Regulated Gas Distribution Customers (End of Period)**

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Residential | 584,926 | 586,974 | 588,792 |
| Commercial & Industrial | 39,995 | 40,264 | 40,608 |
| Interruptible | 15 | 18 | 17 |
| Transportation | 141 | 137 | 146 |
| Total Customers | 625,077 | 627,393 | 629,563 |

*****

Laclede Gas has franchises in the more than 90 communities where it provides service with terms varying from five years to an indefinite duration. Generally, a franchise allows Laclede Gas, among other things, to install pipes and construct other facilities in the community. The franchise in Clayton, Missouri expired in 2008 and since that time Laclede Gas has continued to provide service in that community without a formal franchise. All of the franchises are free from unduly burdensome restrictions and are adequate for the conduct of Laclede Gas' current public utility business in the State of Missouri.

## NON-REGULATED GAS MARKETING

LER, a wholly-owned subsidiary of Laclede Investment, LLC, and Laclede Group's primary non-regulated business, is engaged in the marketing of natural gas and providing energy services to both on-system utility transportation customers and customers outside of Laclede Gas' traditional service area. During fiscal year 2011, LER utilized 12 interstate pipelines and approximately 87 suppliers to market natural gas to its customers primarily in the Midwest. LER served more than 180 retail customers and approximately 90 wholesale customers. Through its retail operations, LER offers natural gas marketing services to large industrial customers, while its wholesale business consists of buying and selling natural gas to other marketers, producers, utilities, power generators, pipelines, and municipalities.

During the past several years, LER has been successful in growing its geographic footprint by significantly expanding its wholesale business, which currently represents approximately 85% of LER's operating revenues. While LER reported record earnings in fiscal 2009, new pipeline infrastructure brought online across the country during 2009, along with a growing surplus of natural gas supplies, impacted the pricing dynamics of the marketplace resulting in an industry-wide narrowing of regional price differentials and limited price volatility, which has now become the current norm in the marketplace. Despite an increasingly challenging environment that has resulted in reduced per unit sales margins compared to fiscal 2009, LER remained solidly profitable in 2010 and 2011. Since 2009, LER expanded its market base of power plants that use natural gas to generate electricity. Natural gas has become a popular fuel for generating electricity, and LER remains committed to acquiring the resources necessary to serve this growing market.

LER enters into agreements to purchase natural gas at a future date in order to arrange supply to make physical sales of natural gas to its customers. To secure access to the markets it serves, LER contracts for transportation capacity with pipelines and, during the latter part of 2011, reduced its transportation costs through renegotiation of contracts that were up for renewal. To provide additional flexibility in serving its retail and wholesale customers, LER also enters into park and loan transactions with pipeline companies, whereby it pays a fee to deliver natural gas to the pipeline that is redelivered to LER at a specified future date, at which time LER sells the natural gas to a third party. Furthermore, commencing in fiscal 2013, LER expects to be able to arrange for the purchase and storage of natural gas inventory through its newly formed wholly-owned subsidiary, LER Storage Services, Inc. LER also uses New York Mercantile Exchange (NYMEX) and Ice Clear Europe (ICE) futures and swap contracts to manage commodity price risk. Natural gas commodity price risk and counterparty risk associated with LER's contracts and business are closely measured and managed as it seeks new growth opportunities. LER's revenues and sales volumes for the last three fiscal years are as follows:

| (Thousands) | **2011** | **2010** | **2009** |
|---|---|---|---|
| Non-Regulated Gas Marketing Revenues | $ 669,375 | $ 858,782 | $ 836,865 |
| Non-Regulated Gas Marketing Therms Sold | 1,574,150 | 1,864,104 | 1,826,465 |

## OTHER

Laclede Pipeline Company, a wholly-owned subsidiary of Laclede Group, operates a pipeline under Federal Energy Regulatory Commission (FERC) jurisdiction. This pipeline connects the propane storage and vaporization facilities of Laclede Gas to third-party propane supply terminal facilities located in Illinois, which allows Laclede Gas to receive propane that is vaporized to supplement its natural gas supply and meet peak demands on its distribution system. Laclede Pipeline Company also provides transportation services to third parties.

Laclede Investment LLC, a wholly-owned subsidiary of Laclede Group, invests in other enterprises and has made loans to several joint ventures engaged in real estate development.

Laclede Gas Family Services, Inc., a wholly-owned subsidiary of Laclede Energy Resources, Inc., is a registered insurance agency in the State of Missouri.

Laclede Development Company, a wholly-owned subsidiary of Laclede Group, participates in real estate development, primarily through joint ventures.

Laclede Venture Corp., a wholly-owned subsidiary of Laclede Development Company, offers services for the compression of natural gas to third parties who desire to use or to sell compressed natural gas for use in vehicles.

These lines of business are not considered separately reportable operating segments as defined by current accounting standards. The Other category also includes Laclede Gas' non-regulated propane services business. Effective April 1, 2011, Laclede Gas entered into an agreement to provide certain propane-related services to a third party, including the storage of propane. The capacity of Laclede Gas' propane cavern facility is no longer needed in its entirety to serve utility customers and, as such, storage and other related services are being provided to this third party on a non-regulated basis. Additionally, this category includes Laclede Gas' non-regulated merchandise sales business, which ceased operations effective September 30, 2009.

## Item 1A. Risk Factors

Laclede Group's business and financial results are subject to a number of risks and uncertainties, including those set forth below. The risks described below are those the Company considers to be material.

### RISKS AND UNCERTAINTIES THAT RELATE TO THE BUSINESS AND FINANCIAL RESULTS OF LACLEDE GROUP AND ITS SUBSIDIARIES

**As a holding company, Laclede Group depends on its operating subsidiaries to meet its financial obligations.**

Laclede Group is a holding company with no significant assets other than the stock of its operating subsidiaries and cash investments. Laclede Group, and Laclede Gas prior to Laclede Group's formation, have paid dividends continuously since 1946. However, Laclede Group relies exclusively on dividends from its subsidiaries, on intercompany loans from its non-utility subsidiaries, and on the repayments of principal and interest from intercompany loans made to its subsidiaries for its cash flows. Laclede Group's ability to pay dividends to its shareholders is dependent on the ability of its subsidiaries to generate sufficient net income and cash flows to pay upstream dividends and make loans or loan repayments to Laclede Group.

**A downgrade in Laclede Group's credit ratings may negatively affect its ability to access capital.**

Currently, Laclede Group has investment grade credit ratings, which are subject to review and change by the rating agencies. Laclede Group has working capital lines of credit to meet the short-term liquidity needs of its subsidiaries. If the rating agencies lowered Laclede Group's credit rating, particularly below investment grade, it might significantly limit its ability to borrow under its current credit facilities or to secure new or additional credit facilities and would likely increase its costs of borrowing. Laclede Group's ability to borrow under current or new credit facilities and costs of that borrowing have a direct impact on its subsidiaries' ability to execute their operating strategies.

**Unexpected losses may adversely affect Laclede Group's financial condition and results of operations.**

As with most businesses, there are operations and business risks inherent in the activities of Laclede Group's subsidiaries. If, in the normal course of business, Laclede Group becomes a party to litigation, such litigation could result in substantial monetary judgments, fines, or penalties or be resolved on unfavorable terms. In accordance with customary practice, Laclede Group and its subsidiaries maintain insurance against a significant portion of, but not all, risks and losses. In addition, in the normal course of its operations, Laclede Group and its subsidiaries may be exposed to loss from other sources, such as bad debt expense or the failure of a counterparty to meet its financial obligations. Laclede Group and its operating companies employ many strategies to gain assurance that such risks are appropriately managed, mitigated, or insured, as appropriate. To the extent a loss is not fully covered by insurance or other risk mitigation strategies, that loss could adversely affect the Company's financial condition and results of operations.

**Changes in accounting standards may adversely impact Laclede Group's financial condition and results of operations.**

The SEC continues to consider whether and how International Financial Reporting Standards (IFRS) should be incorporated into the United States (U.S.) financial reporting system, potentially replacing U.S. Generally Accepted Accounting Principles (GAAP). IFRS is a comprehensive set of accounting standards promulgated by the International Accounting Standards Board (IASB), which are rapidly gaining worldwide acceptance. The SEC has previously indicated that it expects to decide in 2011 whether IFRS will be required for U.S. issuers. The SEC has also previously indicated, on a preliminary basis, that if it decides to require IFRS, U.S. issuers would first report under the new standards beginning in approximately 2015 or 2016, at the earliest. Incorporation of IFRS could take several forms, including full first-time adoption or a standard-by-standard adoption over a specified period of time. Unlike U.S. GAAP, IFRS does not currently address the accounting for rate-regulated activities, such as those of Laclede Gas. As such, if IFRS were fully adopted in its current state, Laclede Gas may be precluded from applying regulatory accounting principles, including the recognition of regulatory assets and regulatory liabilities. Although the IASB previously began work on a project to address the accounting for rate-regulated activities, no further discussions are planned and the ultimate course of the project is unknown. Furthermore, there is no assurance that such project will result in the issuance of a final standard or that such a standard would be comparable to current U.S. GAAP. The potential issues associated with rate-regulated accounting, along with other potential changes associated with the adoption of IFRS, may adversely impact Laclede Group's financial condition and results of operations, should adoption of IFRS be required. Also, the U.S. Financial Accounting Standards Board is considering various changes to U.S. GAAP, some of which may be significant, as part of a joint effort with the IASB to converge accounting standards. If approved, adoption of these changes may adversely impact Laclede Group's financial condition and results of operations.

**Increased inter-dependence on technology may adversely hinder Laclede Group's business operations and affect its financial condition and results of operations if such technologies fail or are compromised.**

Over the last several years, Laclede Group and its subsidiaries have implemented a variety of technological tools including both company-owned information technology and technological services provided by outside parties. These tools and systems support critical functions including the Utility's integrated planning, scheduling and dispatching of field resources and its automated meter reading system. The failure of these or other similarly important technologies, or the Company's inability to have these technologies supported, updated, expanded, or integrated into other technologies, could hinder its business operations and adversely impact its financial condition and results of operations. Although the Company has, when possible, developed alternative sources of technology and built redundancy into its computer networks and tools, there can be no assurance that these efforts to date would protect against all potential issues related to the loss of any such technologies or their use. Furthermore, the Company is subject to cyber-security risks primarily related to breaches of security pertaining to sensitive customer, employee, and vendor information maintained by the Company in the normal course of business, as well as breaches in the technology that manages natural gas distribution operations and other business processes. A loss of confidential or proprietary data or security breaches of other technology business tools could adversely affect the Company's reputation, diminish customer confidence, disrupt operations, and subject the Company to possible financial liability, any of which could have a material affect on the Company's financial condition and results of operations. The Company closely monitors both preventive and detective measures to manage these risks.

**Failure to successfully implement new technology may adversely hinder Laclede Group's business operations and affect its financial condition and results of operations.**

In order to enhance its technology, customer service, and business processes, Laclede Group recently began a multi-year project to replace its existing work management, financial, and supply chain software applications with a new suite of systems including a company-wide enterprise resource planning (ERP) system. The implementation process involves a number of risks that may adversely hinder Laclede Group's business operations and/or affect its financial condition and results of operations, if not implemented successfully. The new ERP system will replace multiple legacy systems, and successful implementation is expected to enhance and provide additional benefits to a variety of important business functions, including customer care and billing, procurement and accounts payable, operational plant logistics, management reporting, and external financial reporting. The ERP implementation is a complex and time-consuming project that involves substantial expenditures for system hardware, software, and implementation activities, as well as the transformation of business and financial processes.

As with any large software project, there are many factors that may materially affect the schedule, cost, and execution/implementation of this project. Those factors include, among others: problems during the design, implementation, and testing phases; system delays and/or malfunctions; the risk that suppliers and contractors will not perform as required under their contracts; the diversion of management's attention from daily operations to the project; re-works due to changes in business processes or financial reporting standards; and other events beyond the Company's control. These types of issues could disrupt Laclede Group's business operations and/or its ability to timely and accurately process and report key components of its financial results and and/or complete important business processes such as the evaluation of its internal controls and attestation activities pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Accordingly, material deviations from the project plan or unsuccessful execution of the plan may adversely affect the Company's financial position and results of operations.

**Resources expended to pursue business acquisitions may adversely affect Laclede Group's financial position and results of operations.**

From time to time, Laclede Group may seek to grow through strategic acquisitions. Attractive acquisition candidates may be difficult to acquire on economically acceptable terms. It is possible for Laclede Group to expend considerable resources pursuing an acquisition candidate, but for a variety of reasons such as changes in economic conditions, changes in the acquisition candidate's business or concerns arising out of due diligence review, decide not to consummate a definitive transaction. To the extent that acquisitions are made, such acquisitions involve a number of risks, including but not limited to, the assumption of material liabilities, the diversion of management's attention from daily operations to the integration of the acquisition, difficulties in assimilation and retention of employees, and regulatory approval. Uncertainties exist in assessing the value, risks, profitability, and liabilities associated with certain businesses or assets and there is a possibility that anticipated operating and financial synergies expected to result from an acquisition do not develop. The failure to complete an acquisition successfully, or to integrate future acquisitions that it may choose to undertake could have an adverse effect on its financial condition and results of operations.

## RISKS THAT RELATE TO THE REGULATED GAS DISTRIBUTION SEGMENT

**Regulation of the Utility business may impact rates it is able to charge, costs, and profitability.**

The Missouri Public Service Commission (MoPSC or Commission) regulates many aspects of the Utility's distribution operations, including construction and maintenance of facilities, operations, safety, the rates that the Utility may charge customers, the terms of service to its customers, transactions with its affiliates, and the rate of return that it is allowed to realize; as well as the accounting treatment for certain aspects of its operations. For further discussion of these accounting matters, see Critical Accounting Policies pertaining to Laclede Gas, beginning on page 33. Laclede Gas' ability to obtain and timely implement rate increases and rate supplements to maintain the current rate of return depends upon regulatory discretion. There can be no assurance that it will be able to obtain rate increases or rate supplements or continue earning the current authorized rates of return.

**Laclede Gas' liquidity may be adversely affected by delays in recovery of its costs, due to regulation.**

In the normal course of business, there may be a lag between when the Utility incurs increases in certain of its costs and the time in which those costs are considered for recovery in the ratemaking process. Cash requirements for increased operating costs, increased funding levels of defined benefit pension and postretirement costs, capital expenditures, and other increases in the costs of doing business may require outlays of cash prior to the authorization of increases in rates charged to customers, as approved by the MoPSC. Accordingly, the Utility's liquidity may be adversely impacted to the extent higher costs are not timely recovered from its customers.

**Laclede Gas' ability to meet its customers' natural gas requirements may be impaired if contracted gas supplies, interstate pipeline and/or storage services are not available or delivered in a timely manner.**

In order to meet its customers' annual and seasonal natural gas demands, the Utility must obtain sufficient supplies, interstate pipeline capacity, and storage capacity. If it is unable to obtain these, either from its suppliers' inability to deliver the contracted commodity or the inability to secure replacement quantities, Laclede Gas' financial condition and results of operations may be adversely impacted.

**Laclede Gas' liquidity and, in certain circumstances, its results of operations may be adversely affected by the cost of purchasing natural gas during periods in which natural gas prices are rising significantly.**

Laclede Gas' tariff rate schedules contain Purchased Gas Adjustment (PGA) Clauses that permit the Utility to file for rate adjustments to recover the cost of purchased gas. Changes in the cost of purchased gas are flowed through to customers and may affect uncollectible amounts and cash flows and can therefore impact the amount of capital resources. Currently, Laclede Gas is allowed to adjust the gas cost component of its rates up to four times each year. The Utility must make a mandatory gas cost adjustment at the beginning of the winter, in November, and during the next twelve months it may make up to three additional discretionary gas cost adjustments, so long as each of these adjustments is separated by at least two months.

The MoPSC typically approves the Utility's PGA changes on an interim basis, subject to refund and the outcome of a subsequent audit and prudence review. Due to such review process, there is a risk of a disallowance of full recovery of these costs. Any material disallowance of purchased gas costs would adversely affect revenues. Increases in the prices the Utility charges for gas may also adversely affect revenues because they could lead customers to reduce usage and cause some customers to have trouble paying the resulting higher bills. These higher prices may increase bad debt expenses and ultimately reduce earnings. Laclede Gas has used short-term borrowings in the past to finance storage inventories and purchased gas costs, and expects to do so in the future. Rapid increases in the price of purchased gas may result in an increase in short-term debt because Laclede Gas must pay suppliers for gas in advance of when its customers pay for that gas.

To lower financial exposure to commodity price fluctuations, Laclede Gas enters into contracts to hedge the forward commodity price of its natural gas supplies. As part of this strategy, the Utility may use fixed-price, forward, physical purchase contracts, futures, and option contracts. However, the Utility does not hedge the entire exposure of energy assets or positions to market price volatility, and the coverage will vary over time. Any costs, gains, or losses experienced through hedging procedures, including carrying costs, generally flow through the PGA Clause, thereby limiting the Utility's exposure to earnings volatility. However, variations in the timing of collections of such gas costs under the PGA Clause and the effect of cash payments for margin deposits associated with the Utility's use of natural gas derivative instruments may cause short-term cash requirements to vary. These procedures remain subject to prudence review by the MoPSC.

**Laclede Gas may be adversely affected by economic conditions.**

Periods of slowed economic activity, such as that currently being experienced, generally result in decreased energy consumption, particularly by industrial and large commercial companies. As a consequence, national or regional recessions or other downturns in economic activity could adversely affect Laclede Gas' revenues and cash flows or restrict its future growth. Economic conditions in its service territory may also adversely impact the Utility's ability to collect its accounts receivable resulting in an increase to bad debt expenses.

**Laclede Gas is dependent on bank lines of credit and continued access to capital markets to successfully execute its operating strategies.**

In addition to longer-term debt that is issued to the public by the Utility under its mortgage and deed of trust dated February 1, 1945, Laclede Gas has relied, and continues to rely, upon shorter term borrowings or commercial paper supported by bank lines of credit to finance the execution of a portion of its operating strategies. The Utility is dependent on these capital sources to purchase its natural gas supply and maintain its properties. The availability and cost of these credit sources is cyclical and these capital sources may not remain available to the Utility, or it may not be able to obtain funds at a reasonable cost in the future. Laclede Gas' ability to borrow under its existing lines of credit depends on its compliance with the Utility's obligations under the lines of credit. If the Utility were to breach any of the financial or other covenants under these agreements, its debt repayment obligations under them could be accelerated. Laclede Gas' ability to issue commercial paper supported by its lines of credit, to issue long-term bonds, or to obtain new lines of credit also depends on current conditions in the credit markets. The Utility's access to funds under committed short-term credit facilities, which are currently provided by a number of banks, is dependent on the ability of the participating banks to meet their funding commitments. Those banks may not be able to meet their funding commitments if they experience shortages of capital and liquidity. Disruptions in the bank or capital financing markets as a result of economic uncertainty, changing or increased regulation of the financial sector, or failure of major financial institutions could adversely affect the Utility's access to capital and negatively impact its ability to run its business and make strategic investments.

**A downgrade in the Utility's credit rating may negatively affect its ability to access capital.**

Standard & Poor's rating group, Moody's Investors Service, and Fitch Ratings from time to time implement new requirements for various ratings levels. To maintain its current credit ratings in light of any new requirements, Laclede Gas may find it necessary to take steps to change its business plans in ways that may affect its results of operations. The Utility's credit ratings remain at investment grade, but are subject to review and change by the rating agencies. If the rating agencies lowered the Utility's ratings, particularly below investment grade, it could significantly limit its ability to borrow under its current credit facilities or to secure new or additional credit facilities and would likely increase its costs of borrowing. In addition, Laclede Gas would likely be required to pay a higher interest rate in future long-term financings and the Utility's potential pool of investors and funding sources would likely decrease. Laclede Gas' ability to borrow under current or new credit facilities and costs of that borrowing have a direct impact on its ability to execute operating strategies. Credit ratings are an independent assessment of the Utility's ability to pay its obligations. Consequently, real or anticipated changes in credit ratings will generally affect the market value of the specific debt instruments that are rated.

**Numerous environmental laws and regulations may require significant expenditures or increase operating costs.**

Laclede Gas is subject to federal and state environmental laws and regulations affecting many aspects of its present and future operations. These laws and regulations require Laclede Gas to obtain and comply with a wide variety of environmental licenses, permits, inspections, and approvals. Failure to comply with these laws and regulations and failure to obtain any required permits and licenses may result in costs to the Utility in the form of fines, penalties or business interruptions, which may be material. In addition, existing environmental laws and regulations could be revised or reinterpreted and/or new laws and regulations could be adopted or become applicable to Laclede Gas or its facilities, thereby impacting the Utility's cost of compliance. The discovery of presently unknown environmental conditions, including former manufactured gas plant sites, and claims against the Utility under environmental laws and regulations may result in expenditures and liabilities, which could be material. To the extent environmental compliance costs are not fully covered by insurance or recovered in rates from the Utility's customers, those costs may have an adverse effect on Laclede Gas' financial condition and results of operations.

**Laclede Gas is subject to pipeline safety and system integrity laws and regulations that may require significant expenditures or significant increases in operating costs.**

Such laws and regulations affect various aspects of Laclede Gas' present and future operations. These laws and regulations require the Utility to maintain pipeline safety and system integrity by identifying and reducing pipeline risks. Compliance with these laws and regulations may result in increased capital, operating and other costs which may not be recoverable in a timely manner from customers in rates. Failure to comply may result in fines, penalties, or injunctive measures that would not be recoverable from customers in rates and could result in a material effect on Laclede Gas' financial condition and results of operations.

**Transporting, distributing, and storing natural gas involves numerous risks that may result in accidents and other operating risks and costs.**

There are inherent in gas distribution activities a variety of hazards and operations risks, such as leaks, accidental explosions, including third party damages, and mechanical problems, which could cause substantial financial losses. In addition, these risks could result in serious injury to employees and non-employees, loss of human life, significant damage to property, environmental pollution, impairment of operations, and substantial losses to Laclede Gas. The location of pipelines and storage facilities near populated areas, including residential areas, commercial business centers, and industrial sites, could increase the level of damages resulting from these risks. These activities may subject the Utility to litigation or administrative proceedings from time to time. Such litigation or proceedings could result in substantial monetary judgments, fines, or penalties against the Utility or be resolved on unfavorable terms. In accordance with customary industry practices, Laclede Gas maintains insurance against a significant portion, but not all, of these risks and losses. To the extent that the occurrence of any of these events is not fully covered by insurance, it could adversely affect the Utility's financial condition and results of operations.

**Increases in the wholesale costs of purchased natural gas supplies may adversely impact the Utility's competitive position compared with alternative energy sources.**

Laclede Gas is the only distributor of natural gas within its franchised service area. Nevertheless, rising wholesale natural gas prices compared with prices for electricity, fuel oil, coal, propane, or other energy sources may affect the Utility's retention of natural gas customers and adversely impact its financial condition and results of operations.

**Significantly warmer-than-normal weather conditions, the effects of global warming and climate change, and other factors that influence customer usage may affect the Utility's sale of heating energy and adversely impact its financial position and results of operations.**

Laclede Gas' earnings are primarily generated by the sale of heating energy. The Utility has a weather mitigation rate design, approved by the MoPSC, which provides better assurance of the recovery of the Utility's fixed costs and margins during winter months despite variations in sales volumes due to the impacts of weather and other factors that affect customer usage. However, significantly warmer-than-normal weather conditions in the Utility's service area and other factors, such as global warming and climate change, may result in reduced profitability and decreased cash flows attributable to lower gas sales levels. Furthermore, continuation of the weather mitigation rate design is subject to regulatory discretion. In addition, the promulgation of regulations by the U.S. Environmental Protection Agency or the potential enactment of Congressional legislation addressing global warming and climate change may result in future additional compliance costs that could impact the Utility's financial condition and results of operations.

**Regional supply/demand fluctuations and changes in national pipeline infrastructure, as well as regulatory discretion, may adversely affect Laclede Gas' ability to profit from off-system sales and capacity release.**

Laclede Gas' income from off-system sales and capacity release is subject to fluctuations in market conditions and changing supply and demand conditions in areas the Utility holds pipeline capacity rights. Specific factors impacting the Utility's income from off-system sales and capacity release include the availability of attractively-priced natural gas supply, availability of pipeline capacity, and market demand. Income from off-system sales and capacity release is shared with customers. The Utility is allowed to retain 15% to 25% of the first $6 million in annual income earned (depending on the level of income earned) and 30% of income exceeding $6 million annually. The Utility's ability to retain such income in the future is subject to regulatory discretion in a base rate proceeding.

**Workforce risks may affect Laclede Gas' financial results.**

Laclede Gas is subject to various workforce risks, including, but not limited to, the risk that it will be unable to attract and retain qualified personnel; that it will be unable to effectively transfer the knowledge and expertise of an aging workforce to new personnel as those workers retire; and that it will be unable to reach collective bargaining arrangements with the unions that represent certain of its workers, which could result in work stoppages.

**Catastrophic events may adversely affect Laclede Gas' facilities and operations.**

Catastrophic events such as fires, earthquakes, explosions, floods, tornados, terrorist acts, or other similar occurrences could adversely affect Laclede Gas' facilities and operations. Laclede Gas has emergency planning and training programs in place to respond to events that could cause business interruptions. However, unanticipated events or a combination of events, failure in resources needed to respond to events, or slow or inadequate response to events may have an adverse impact on the Utility's operations, financial condition, and results of operations. The availability of insurance covering catastrophic events may be limited or may result in higher deductibles, higher premiums and more restrictive policy terms.

## RISKS THAT RELATE TO THE NON-REGULATED GAS MARKETING SEGMENT

**Increased competition, regional fluctuations in natural gas commodity prices, and pipeline infrastructure projects may adversely impact LER's future profitability.**

Competition in the marketplace and regional fluctuations in natural gas commodity prices have a direct impact on LER's business. Changing market conditions, the narrowing of regional and seasonal price differentials, and limited future price volatility may adversely impact LER's sales margins or affect LER's ability to serve certain customers, which may reduce sales profitability and/or increase certain credit requirements caused by reductions in netting capability. Although the FERC regulates the interstate transportation of natural gas and establishes the general terms and conditions under which LER may use interstate gas pipeline capacity to purchase and transport natural gas, LER must occasionally renegotiate its transportation agreements with a concentrated group of pipeline companies. Renegotiated terms of new agreements may impact LER's future profitability. Profitability may also be adversely impacted if pipeline capacity or future storage capacity secured by LER is not fully utilized and/or its costs are not fully recovered.

**Reduced access to credit and/or capital markets may prevent LER from executing operating strategies.**

LER relies on its cash flows, netting capability, parental guarantees, and access to Laclede Group's liquidity resources to satisfy its credit and working capital requirements. LER's ability to rely on parental guarantees is dependent upon Laclede Group's financial condition and credit ratings. If the rating agencies lowered Laclede Group's credit ratings, particularly below investment grade, counterparty acceptance of parental guarantees may diminish, resulting in decreased availability of credit. Additionally, under such circumstances, certain counterparties may require LER to provide prepayments or cash deposits, amounts of which would be dependent upon natural gas market conditions. Reduced access to credit or increased credit requirements, which may also be caused by factors such as higher overall natural gas prices, may limit LER's ability to enter into certain transactions. In addition, LER has concentrations of counterparty credit risk in that a significant portion of its transactions are with (or are associated with) energy producers, utility companies, and pipelines. These concentrations of counterparties have the potential to affect the Company's overall exposure to credit risk, either positively or negatively, in that each of these three groups may be affected similarly by changes in economic, industry, or other conditions. LER also has concentrations of credit risk in certain individually significant counterparties. LER closely monitors its credit exposure and, although uncollectible amounts have not been significant, increased counterparty defaults are possible and may result in financial losses and/or capital limitations.

**Risk management policies, including the use of derivative instruments, may not fully protect LER's sales and results of operations from volatility and may result in financial losses.**

In the course of its business, LER enters into contracts to purchase and sell natural gas at fixed prices and index-based prices. Commodity price risk associated with these contracts has the potential to impact earnings and cash flows. To minimize this risk, LER has a risk management policy that provides for daily monitoring of a number of business measures, including fixed price commitments. LER currently manages the commodity price risk associated with fixed-price commitments for the purchase or sale of natural gas by either closely matching the offsetting physical purchase or sale of natural gas at fixed prices or through the use of natural gas futures and swap contracts traded on or cleared through the NYMEX and ICE to lock in margins. These exchange-traded/cleared contracts are generally designated as cash flow hedges of forecasted transactions. However, market conditions and regional price changes may cause ineffective portions of matched positions to result in financial losses. Additionally, to the extent that LER's natural gas commitments do not qualify for the normal purchases or normal sales designation (or the designation is not elected), the contracts are recorded as derivatives at fair value each period. Accordingly, the associated gains and losses are reported directly in earnings and may cause volatility in results of operations.

**LER's ability to meet its customers' natural gas requirements may be impaired if contracted gas supplies and interstate pipeline services are not available or delivered in a timely manner.**

LER's ability to deliver natural gas to its customers is contingent upon the ability of natural gas producers, other gas marketers, and interstate pipelines to fulfill their delivery obligations to LER under firm contracts. If these counterparties fail to perform, they have a contractual obligation to reimburse LER for any adverse consequences. LER will attempt to use such reimbursements to obtain the necessary supplies so that LER may fulfill its customer obligations. To the extent that it is unable to obtain the necessary supplies, LER's financial position and results of operations may be adversely impacted.

**Regulatory and legislative developments pertaining to the energy industry may adversely impact LER's results of operations, financial condition and cash flows.**

LER's business is non-regulated in that the rates it charges its customers are not established by or subject to approval by any regulatory body. However, LER is subject to various laws and regulations affecting the energy industry. New regulatory and legislative actions may adversely impact LER's results of operations, financial condition, and cash flows by potentially reducing customer growth opportunities and/or increasing the costs of doing business.

**Item 1B. Unresolved Staff Comments**

None.

**Item 2. Properties**

The principal utility properties of Laclede Gas consist of more than 16,000 miles of gas main and related service pipes, meters, and regulators. Other physical properties include regional office buildings and a holder station. Extensive underground natural gas and propane storage facilities and equipment are located in an area in North St. Louis County extending under the Missouri River into St. Charles County. Substantially all of Laclede Gas' utility plant is subject to the liens of its mortgage.

All of the utility properties of Laclede Gas are held in fee, or by easement, or under lease agreements. The principal lease agreements include underground storage rights that are of indefinite duration and the headquarters office building. The current lease on the headquarters office building extends through February 2015 with the option to renew for up to five additional years.

For further information on Laclede Gas' leases see Note 15 of the Notes to Consolidated Financial Statements.

Other properties of Laclede Group, including LER, do not constitute a significant portion of its properties.

**Item 3. Legal Proceedings**

For a description of environmental matters, see Note 15 of the Notes to Consolidated Financial Statements. For a description of pending regulatory matters of Laclede Gas, see the Regulatory and Other Matters discussion in the Management's Discussion and Analysis of Financial Condition and Results of Operations, on page 36.

Laclede Group and its subsidiaries are involved in litigation, claims, and investigations arising in the normal course of business. Management, after discussion with counsel, believes the final outcome will not have a material effect on the consolidated financial position or results of operations reflected in the consolidated financial statements presented herein.

**EXECUTIVE OFFICERS OF THE REGISTRANT** – Listed below are executive officers as defined by the SEC for Laclede Group. Their ages, at September 30, 2011, and positions are listed below along with their business experience during the past five years.

| Name, Age, and Position with Company * | Appointed (1) |
|---|---|
| D. H. Yaeger, Age 62 | |
| Laclede Group | |
| Chairman and Chief Executive Officer | October 2000 |
| President | October 2000 to September 2011 |
| Laclede Gas | |
| Chairman, President, and Chief Executive Officer | January 1999 |
| S. Sitherwood, Age 51 | |
| Laclede Group | |
| President (2) | September 2011 |
| M. D. Waltermire, Age 53 | |
| Laclede Group | |
| Chief Financial Officer | October 2007 |
| Laclede Gas | |
| Senior Vice President and Chief Financial Officer | October 2007 |
| Vice President – Operations & Marketing | April 2003 |
| LER | |
| Vice President | October 2007 |
| M. C. Darrell, Age 53 | |
| Laclede Group | |
| General Counsel | May 2004 |
| Laclede Gas | |
| Senior Vice President and General Counsel | October 2007 |
| General Counsel | May 2004 |
| R. A. Skau, Age 54 | |
| Laclede Gas | |
| Senior Vice President – Human Resources | October 2007 |
| Vice President – Human Resources | February 2004 |
| M. R. Spotanski, Age 51 | |
| Laclede Gas | |
| Senior Vice President – Operations and Marketing | October 2007 |
| Vice President – Finance | January 2001 |

M. C. Kullman, Age 51

| | |
|---|---|
| Laclede Group | |
| Chief Governance Officer and Corporate Secretary | February 2004 |
| Laclede Gas | |
| Chief Governance Officer and Corporate Secretary | February 2004 |
| LER | |
| Secretary | February 1998 |

D. P. Abernathy, Age 50

| | |
|---|---|
| Laclede Gas | |
| Vice President and Associate General Counsel – Industrial Relations and Claims Management | October 2007 |
| Vice President – Associate General Counsel | September 2004 |

M. C. Geiselhart, Age 52

| | |
|---|---|
| Laclede Group | |
| Vice President – Strategic Development and Planning | August 2006 |
| Laclede Gas | |
| Vice President – Strategic Development and Planning | August 2006 |

S. F. Mathews, Age 53

| | |
|---|---|
| Laclede Gas | |
| Vice President – Gas Supply | February 2003 |

M. C. Pendergast, Age 55

| | |
|---|---|
| Laclede Gas | |
| Vice President – Associate General Counsel | January 2002 |

S. P. Rasche, Age 51

| | |
|---|---|
| Laclede Gas | |
| Vice President – Finance (3) | November 2009 |

J. A. Fallert, Age 56

| | |
|---|---|
| Laclede Gas | |
| Controller | February 1998 |

S. E. Jaskowiak, Age 49

| | |
|---|---|
| LER | |
| President | January 2011 |
| Vice President and General Manager | February 2005 |

* The information provided relates to the Company and its principal subsidiaries. Many of the executive officers have served or currently serve as officers or directors for other subsidiaries of the Company.

(1) Officers of Laclede are normally reappointed at the Annual Meeting of the Board of Directors in January of each year.
(2) Ms. Sitherwood served as President of Atlanta Gas Light Company, Chattanooga Gas Company, and Florida City Gas, all of which are subsidiaries of AGL Resources, Inc., from November 2004 to September 2011. During that time, she also served as Senior Vice President of Southern Operations for AGL Resources, Inc.
(3) Mr. Rasche served as the Chief Financial Officer for TLCVision Corporation from 2004 to November 2009.

Mr. Douglas H. Yaeger has announced his retirement effective at the end of January 2012. Ms. Sitherwood is expected to succeed Mr. Yaeger as Laclede Group's next Chief Executive Officer effective February 1, 2012.

**Part II**

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities**

Laclede Group's common stock trades on The New York Stock Exchange under the symbol "LG." The high and the low sales price for the common stock for each quarter in the two most recent fiscal years are:

| | Fiscal 2011 | | Fiscal 2010 | |
|---|---|---|---|---|
| | **High** | **Low** | **High** | **Low** |
| 1st Quarter | $ 37.82 | $ 34.15 | $ 34.92 | $ 30.17 |
| 2nd Quarter | 39.99 | 36.40 | 34.63 | 30.81 |
| 3rd Quarter | 39.11 | 35.58 | 35.89 | 31.65 |
| 4th Quarter | 40.30 | 32.90 | 35.92 | 32.50 |

The number of holders of record as of September 30, 2011 was 4,430.

Dividends declared on the common stock for the two most recent fiscal years were:

| | Fiscal 2011 | Fiscal 2010 |
|---|---|---|
| 1st Quarter | $ 0.405 | $ 0.395 |
| 2nd Quarter | 0.405 | 0.395 |
| 3rd Quarter | 0.405 | 0.395 |
| 4th Quarter | 0.405 | 0.395 |

Disclosures relating to securities authorized for issuance under equity compensation plans is incorporated by reference from our proxy statement dated December 19, 2011.

## Item 6. Selected Financial Data

The Laclede Group, Inc.

| (Thousands, Except Per Share Amounts) | Fiscal Years Ended September 30 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| Summary of Operations | | | | | |
| Operating Revenues: | | | | | |
| *Regulated Gas Distribution* | $ 913,190 | $ 864,297 | $ 1,053,993 | $ 1,128,287 | $ 1,131,554 |
| Non-Regulated Gas Marketing | 669,375 | 858,782 | 836,865 | 1,075,845 | 718,704 |
| Other | 20,742 | 11,950 | 4,340 | 4,841 | 5,603 |
| Total Operating Revenues | 1,603,307 | 1,735,029 | 1,895,198 | 2,208,973 | 1,855,861 |
| Operating Expenses: | | | | | |
| Regulated Gas Distribution | | | | | |
| Natural and propane gas | 549,947 | 519,905 | 699,984 | 770,097 | 797,924 |
| Other operation expenses | 147,889 | 141,995 | 146,542 | 144,611 | 131,798 |
| Maintenance | 25,049 | 27,244 | 27,818 | 25,827 | 24,306 |
| Depreciation and amortization | 39,214 | 37,572 | 36,751 | 35,303 | 34,080 |
| Taxes, other than income taxes | 60,752 | 61,407 | 68,639 | 69,023 | 68,361 |
| Total Regulated Gas Distribution Operating Expenses | 822,851 | 788,123 | 979,734 | 1,044,861 | 1,056,469 |
| Non-Regulated Gas Marketing | 652,567 | 836,687 | 787,056 | 1,048,162 | 698,962 |
| Other | 9,642 | 5,353 | 3,344 | 4,603 | 5,376 |
| Total Operating Expenses | 1,485,060 | 1,630,163 | 1,770,134 | 2,097,626 | 1,760,807 |
| Operating Income | 118,247 | 104,866 | 125,064 | 111,347 | 95,054 |
| Allowance for Funds Used During Construction | (98) | (112) | (152) | (72) | (17) |
| Other Income and (Income Deductions) - Net | 275 | 3,232 | 1,605 | 1,953 | 6,830 |
| Interest Charges: | | | | | |
| Interest on long-term debt | 23,161 | 24,583 | 24,583 | 19,851 | 22,502 |
| Interest on long-term debt to unconsolidated affiliate trust | — | — | — | 486 | 277 |
| Other interest charges | 2,256 | 2,269 | 5,163 | 9,140 | 11,155 |
| Total Interest Charges | 25,417 | 26,852 | 29,746 | 29,477 | 33,934 |
| Income from Continuing Operations Before Income Taxes and Dividends on Laclede Gas Redeemable Preferred Stock | 93,007 | 81,134 | 96,771 | 83,751 | 67,933 |
| Income Tax Expense | 29,182 | 27,094 | 32,509 | 26,190 | 22,146 |
| Dividends on Laclede Gas Redeemable Preferred Stock | — | — | 15 | 35 | 43 |
| Income from Continuing Operations | 63,825 | 54,040 | 64,247 | 57,526 | 45,744 |
| Income from Discontinued Operations, Net of Income Tax | — | — | — | 20,396 | 4,027 |
| Net Income | $ 63,825 | $ 54,040 | $ 64,247 | $ 77,922 | $ 49,771 |
| Average Number of Common Shares Outstanding: | | | | | |
| Basic | 22,099 | 21,986 | 21,893 | 21,657 | 21,455 |
| Diluted | 22,171 | 22,039 | 21,960 | 21,730 | 21,496 |
| Basic Earnings Per Share of Common Stock: | | | | | |
| Income from Continuing Operations | $ 2.87 | $ 2.43 | $ 2.90 | $ 2.64 | $ 2.12 |
| Income from Discontinued Operations | — | — | — | 0.93 | 0.19 |
| Net Income | $ 2.87 | $ 2.43 | $ 2.90 | $ 3.57 | $ 2.31 |
| Diluted Earnings Per Share of Common Stock: | | | | | |
| Income from Continuing Operations | $ 2.86 | $ 2.43 | $ 2.89 | $ 2.63 | $ 2.11 |
| Income from Discontinued Operations | — | — | — | 0.93 | 0.19 |
| Net Income | $ 2.86 | $ 2.43 | $ 2.89 | $ 3.56 | $ 2.30 |

## Item 6. Selected Financial Data (continued)

The Laclede Group, Inc.

| (Thousands, Except Per Share Amounts) | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| | Fiscal Years Ended September 30 | | | | |
| Dividends Declared – | | | | | |
| Common Stock | $ 36,250 | $ 35,127 | $ 34,100 | $ 32,776 | $ 31,505 |
| Dividends Declared Per | | | | | |
| Share of Common Stock | $ 1.62 | $ 1.58 | $ 1.54 | $ 1.50 | $ 1.46 |
| Utility Plant | | | | | |
| Gross Plant – End of Period | $ 1,386,590 | $ 1,326,284 | $ 1,280,238 | $ 1,229,174 | $ 1,187,828 |
| Net Plant – End of Period | 928,683 | 884,084 | 855,929 | 823,197 | 793,794 |
| Capital Expenditures | 67,304 | 56,234 | 51,384 | 55,304 | 56,434 |
| Property Retirements | 14,800 | 10,946 | 9,732 | 15,629 | 16,331 |
| Non-Utility Property | 4,588 | 4,551 | 4,061 | 3,793 | 4,065 |
| Other Investments | 50,785 | 50,226 | 44,973 | 43,314 | 43,635 |
| Total Assets of Discontinued Operations | — | — | — | — | 73,357 |
| Total Assets – End of Period | 1,783,082 | 1,840,196 | 1,762,018 | 1,772,655 | 1,641,153 |
| Capitalization – End of Period | | | | | |
| Common Stock and Paid-In Capital | $ 186,133 | $ 180,991 | $ 176,386 | $ 169,234 | $ 157,707 |
| Retained Earnings | 389,298 | 361,723 | 342,810 | 312,808 | 268,761 |
| Accumulated Other Comprehensive Income (Loss) | (2,100) | (7,137) | (2,166) | 4,437 | 1,857 |
| Common Stock Equity | 573,331 | 535,577 | 517,030 | 486,479 | 428,325 |
| Laclede Gas Redeemable Preferred Stock | — | — | — | 467 | 627 |
| Long-Term Debt to Unconsolidated Affiliate Trust | — | — | — | — | 46,400 |
| Long-Term Debt – Laclede Gas | 364,357 | 364,298 | 389,240 | 389,181 | 309,122 |
| Total Capitalization | $ 937,688 | $ 899,875 | $ 906,270 | $ 876,127 | $ 784,474 |
| Shares of Common Stock | | | | | |
| Outstanding – End of Period | 22,431 | 22,293 | 22,168 | 21,993 | 21,646 |
| Book Value Per Share – End of Period | $ 25.56 | $ 24.02 | $ 23.32 | $ 22.12 | $ 19.79 |
| **Consolidated Net Economic Earnings Data (a)** | | | | | |
| Net Economic Earnings (Non-GAAP) | $ 62,410 | $ 56,165 | $ 60,806 | $ 59,154 | $ 46,082 |
| Add: Unrealized gain (loss) on energy-related derivative contracts, net of tax | 1,415 | (2,125) | 3,441 | (1,628) | (338) |
| Income from Continuing Operations (GAAP) | $ 63,825 | $ 54,040 | $ 64,247 | $ 57,526 | $ 45,744 |
| Diluted Earnings per Share of Common Stock: | | | | | |
| Net Economic Earnings (Non-GAAP) | $ 2.79 | $ 2.52 | $ 2.74 | $ 2.70 | $ 2.13 |
| Add: Unrealized gain (loss) on energy-related derivative contracts, net of tax | 0.07 | (0.09) | 0.15 | (0.07) | (0.02) |
| Income from Continuing Operations (GAAP) | $ 2.86 | $ 2.43 | $ 2.89 | $ 2.63 | $ 2.11 |

(a) This section contains the non-GAAP financial measures of net economic earnings and net economic earnings per share. Refer to the Earnings section of Management's Discussion and Analysis of Financial Condition and Results of Operations on page 28 for a discussion regarding the use of non-GAAP measures.

Note: Discontinued operations reflects the operations and sale of the Company's former subsidiary, SM&P Utility Resources, Inc., which was sold on March 31, 2008.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## THE LACLEDE GROUP, INC.

## INTRODUCTION

This management's discussion analyzes the financial condition and results of operations of The Laclede Group, Inc. (Laclede Group or the Company) and its subsidiaries. It includes management's view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year periods, and their effects on the Company's overall financial condition and liquidity.

The Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's consolidated financial statements and the notes thereto.

## RESULTS OF OPERATIONS

### Overview

Laclede Group's earnings are primarily derived from the regulated activities of its largest subsidiary, Laclede Gas Company (Laclede Gas or the Utility), Missouri's largest natural gas distribution company. Laclede Gas is regulated by the Missouri Public Service Commission (MoPSC or Commission) and serves the City of St. Louis and parts of ten counties in eastern Missouri. Laclede Gas delivers natural gas to retail customers at rates and in accordance with tariffs authorized by the MoPSC. The Utility's earnings are primarily generated by the sale of heating energy. The Utility's weather mitigation rate design lessens the impact of weather volatility on Laclede Gas' customers during cold winters and stabilizes the Utility's earnings by recovering fixed costs more evenly during the heating season. Due to the seasonal nature of the business of Laclede Gas, Laclede Group's earnings are typically concentrated in the November through April period, which generally corresponds with the heating season.

Laclede Energy Resources, Inc. (LER) is engaged in the marketing of natural gas and related activities on a non-regulated basis. LER markets natural gas to both on-system Utility transportation customers and customers outside of Laclede Gas' traditional service territory, including large retail and wholesale customers. LER's operations and customer base are more subject to fluctuations in market conditions than the Utility.

Other subsidiaries provide less than 10% of consolidated revenues.

In June 2011, the Company's Board of Directors named Ms. Suzanne Sitherwood, age 51, as successor to Mr. Douglas H. Yaeger, who will retire on February 1, 2012. Ms. Sitherwood became President of the Company effective September 1, 2011 and is expected to become Chief Executive Officer effective upon Mr. Yaeger's retirement. In connection with Mr. Yaeger's transition to retirement, Mr. Yaeger relinquished his title of President of the Company on September 1, 2011. On July 28, 2011, the Company's Board of Directors increased the size of the Board from nine to ten and appointed Ms. Sitherwood to the Board effective September 1, 2011.

Based on the nature of the business of the Company and its subsidiaries, as well as current economic conditions, management focuses on the following key variables in evaluating the financial condition and results of operations and managing the business:

Regulated Gas Distribution Segment:

- the Utility's ability to recover the costs of purchasing and distributing natural gas from its customers;
- the impact of weather and other factors, such as customer conservation, on revenues and expenses;
- changes in the regulatory environment at the federal, state, and local levels, as well as decisions by regulators, that impact the Utility's ability to earn its authorized rate of return;
- the Utility's ability to access credit markets and maintain working capital sufficient to meet operating requirements; and,
- the effect of natural gas price volatility on the business.

Non-Regulated Gas Marketing Segment:

- the risks of competition;
- regional and seasonal fluctuations in natural gas prices;
- new national pipeline infrastructure projects;
- credit and/or capital market access;
- counterparty risks;
- the effect of natural gas price volatility on the business; and,
- pursuing additional growth.

Further information regarding how management seeks to manage these key variables is discussed below.

Laclede Gas continues to provide reliable natural gas service at a reasonable cost, while maintaining and building a secure and dependable infrastructure. The Utility's strategy focuses on improving performance and mitigating the impact of weather fluctuations on Laclede Gas' customers while improving the ability to recover its authorized distribution costs and return. The Utility's distribution costs are the essential, primarily fixed, expenditures it must incur to operate and maintain more than 16,000 miles of mains and services comprising its natural gas distribution system and related storage facilities. The Utility's distribution costs include wages and employee benefit costs, depreciation and maintenance expenses, and other regulated utility operating expenses, excluding natural and propane gas expense. Distribution costs are considered in the ratemaking process, and recovery of these types of costs is included in revenues generated through the Utility's tariff rates, as approved by the MoPSC. The settlement of the Utility's rate case in 2010 retained the Utility's weather mitigation rate design that better ensures the recovery of its fixed costs and margins despite variations in sales volumes due to the impacts of weather and other factors that affect customer usage.

The Utility's income from off-system sales and capacity release remains subject to fluctuations in market conditions. The Utility is allowed to retain 15% to 25% of the first $6 million in annual income earned (depending on the level of income earned) and 30% of income exceeding $6 million annually. Some of the factors impacting the level of off-system sales include the availability and cost of the Utility's natural gas supply, the weather in its service area, and the weather in other markets. When Laclede Gas' service area experiences warmer-than-normal weather while other markets experience colder weather or supply constraints, some of the Utility's natural gas supply is available for off-system sales and there may be a demand for such supply in other markets. See the Regulatory and Other Matters section on page 36 of this report for additional information on regulatory issues relative to the Utility.

Laclede Gas works actively to reduce the impact of wholesale natural gas price volatility on its costs by strategically structuring its natural gas supply portfolio to increase its gas supply availability and pricing alternatives and through the use of derivative instruments to protect its customers from significant changes in the commodity price of natural gas. Nevertheless, the overall cost of purchased gas remains subject to fluctuations in market conditions. The Utility's Purchased Gas Adjustment (PGA) Clause allows Laclede Gas to flow through to customers, subject to prudence review by the MoPSC, the cost of purchased gas supplies, including costs, cost reductions, and related carrying costs associated with the use of derivative instruments to hedge the purchase price of natural gas, as well as gas inventory carrying costs. The Utility believes it will continue to be able to obtain sufficient gas supply. The price of natural gas supplies and other economic conditions may affect sales volumes, due to the conservation efforts of customers, and cash flows associated with the timing of collection of gas costs and related accounts receivable from customers.

The Utility relies on both short-term credit and long-term capital markets, as well as cash flows from operations, to satisfy its seasonal cash requirements and fund its cost of capital expenditures. Laclede Gas' ability to issue commercial paper supported by lines of credit, to issue long-term bonds, or to obtain new lines of credit is dependent on current conditions in the credit and capital markets. Management focuses on maintaining a strong balance sheet and believes it currently has adequate access to credit and capital markets and will have sufficient capital resources to meet its foreseeable obligations. See the Liquidity and Capital Resources section on page 38 for additional information.

LER provides both on-system Utility transportation customers and customers outside of Laclede Gas' traditional service area with another choice in non-regulated natural gas suppliers. LER utilizes its natural gas supply agreements, transportation agreements, and other executory contracts to support a variety of services to its customers at competitive prices. It closely monitors and manages the natural gas commodity price risk associated with providing such services to its customers through the use of exchange-traded/cleared derivative instruments and other contractual arrangements. LER is committed to managing commodity price risk, while it seeks to expand the services that it now provides. Nevertheless, income from LER's operations is more subject to fluctuations in market conditions than the Utility's operations. LER's business is directly impacted by the effects of competition in the marketplace, the impact of new pipeline infrastructure, and surplus natural gas supplies on regional natural gas commodity prices.

In the course of its business, LER enters into commitments associated with the purchase or sale of natural gas. Many of LER's physical purchase and sale transactions are recognized in earnings when the natural gas is delivered. However, generally accepted accounting principles (GAAP) require that some of LER's energy-related transactions be accounted for as derivatives, with the changes in their fair value (representing unrealized gains or losses) recorded in earnings in periods prior to physical delivery. Because related transactions of a purchase and sale strategy may be accounted for differently, there may be timing differences in the recognition of earnings under GAAP and economic earnings realized upon settlement. The Company reports both GAAP and net economic earnings, as discussed below.

In addition to its operating cash flows, LER relies on parental guarantees to secure its purchase and sales obligations of natural gas. LER also has access to Laclede Group's liquidity resources. A large portion of LER's receivables are from customers in the energy industry. LER also enters into netting arrangements with many of its energy counterparties to reduce overall credit and collateral exposure. Although LER's uncollectible amounts are closely monitored and have not been significant, increases in uncollectible amounts from customers are possible and could adversely affect LER's liquidity and results.

LER carefully monitors the creditworthiness of counterparties to its transactions. LER performs in-house credit reviews of potential customers and may require credit assurances such as prepayments, letters of credit, or parental guarantees when appropriate. Credit limits for customers are established and monitored.

## EARNINGS

Laclede Group's net income for fiscal years 2011, 2010, and 2009 was $63.8 million, $54.0 million, and $64.2 million, respectively. Basic and diluted earnings per share (EPS) were $2.87 and $2.86, respectively, for fiscal year 2011 compared with basic and diluted earnings per share of $2.43 for fiscal year 2010, and $2.90 and $2.89, respectively, for fiscal year 2009.

The Laclede Group reports net income and earnings per share determined in accordance with GAAP. Laclede Group's non-regulated subsidiary, LER, and to a lesser extent Laclede Gas, account for certain transactions through fair value measurements. As a result, management also uses the non-GAAP measures of net economic earnings and net economic earnings per share when internally evaluating results of operations. Net economic earnings exclude from net income the after-tax impacts of net unrealized gains and losses on energy-related derivatives that are required by GAAP fair value accounting. This adjustment eliminates the impact of timing differences related to current changes in the fair value of financial and physical transactions prior to their completion and settlement. Management believes that excluding the earnings volatility caused by recognizing changes in fair value prior to settlement provides a useful representation of the economic impact of only the actual settled transactions and their effects on results of operations. These internal non-GAAP operating metrics should not be considered as an alternative to, or more meaningful than, GAAP measures such as net income. While management uses these non-GAAP measures to evaluate both Laclede Gas and LER, the net effect of unrealized gains and losses on the Utility's earnings is minimal because gains or losses on its natural gas derivative instruments are deferred pursuant to its PGA Clause, as authorized by the MoPSC. These unrealized gains and losses result primarily from two sources:

1) changes in fair values of physical and/or financial derivatives prior to the period of settlement; and,
2) ineffective portions of accounting hedges, required to be recorded in earnings prior to settlement, due to differences in commodity price changes between the locations of the forecasted physical purchase or sale transactions and the locations of the underlying hedge instruments.

Unrealized gains or losses are recorded in each period until being replaced with the actual gains or losses realized when the associated physical transaction(s) occur.

Reconciliations of net economic earnings and net economic earnings per share to the Company's most directly comparable GAAP measures are provided below.

**Overview – Net Income (Loss)**

| (Millions, except per share amounts) | Net Economic Earnings (Non-GAAP) | Add: Unrealized gain (loss) on energy-related derivative contracts* | Net Income (GAAP) |
|---|---|---|---|
| **Year Ended September 30, 2011** | | | |
| Regulated Gas Distribution | $ 46.9 | $ — | $ 46.9 |
| Non-Regulated Gas Marketing | 9.0 | 1.4 | 10.4 |
| Other | 6.5 | — | 6.5 |
| Total | $ 62.4 | $ 1.4 | $ 63.8 |
| Per Share Amounts ** | $ 2.79 | $ 0.07 | $ 2.86 |
| **Year Ended September 30, 2010** | | | |
| Regulated Gas Distribution | $ 36.1 | $ (0.1) | $ 36.0 |
| Non-Regulated Gas Marketing | 15.7 | (2.0) | 13.7 |
| Other | 4.3 | — | 4.3 |
| Total | $ 56.1 | $ (2.1) | $ 54.0 |
| Per Share Amounts ** | $ 2.52 | $ (0.09) | $ 2.43 |
| **Year Ended September 30, 2009** | | | |
| Regulated Gas Distribution | $ 33.1 | $ 0.1 | $ 33.2 |
| Non-Regulated Gas Marketing | 28.1 | 3.3 | 31.4 |
| Other | (0.4) | — | (0.4) |
| Total | $ 60.8 | $ 3.4 | $ 64.2 |
| Per Share Amounts ** | $ 2.74 | $ 0.15 | $ 2.89 |

* Amounts presented net of income taxes. Income taxes are calculated by applying federal, state, and local income tax rates applicable to ordinary income to the amounts of unrealized gain (loss) on energy-related derivative contracts. For the fiscal years ended 2011, 2010 and 2009 the amount of income tax expense (benefit) included in the total reconciling item above is $0.9 million, $(1.3) million, and $2.2 million, respectively.

** Net economic earnings per share is calculated by replacing consolidated income from continuing operations with consolidated net economic earnings in the GAAP diluted earnings per share calculation.

Laclede Group's net income was $63.8 million in fiscal year 2011, compared with $54.0 million in fiscal year 2010, and $64.2 million in fiscal year 2009. Net economic earnings were $62.4 million in fiscal year 2011, compared with $56.1 million in fiscal year 2010, and $60.8 million in fiscal year 2009. Earnings increased in fiscal year 2011 (compared with fiscal year 2010) primarily due to improved results reported by Laclede Group's Regulated Gas Distribution segment and increased Other income, partially offset by lower income reported by Laclede Group's Non-Regulated Gas Marketing segment. Earnings decreased in fiscal year 2010 (compared with fiscal year 2009) primarily due to lower income reported by Laclede Group's Non-Regulated Gas Marketing segment. This decrease was partially offset by increased Other Income, and improved results reported by Laclede Group's Regulated Gas Distribution segment.

Basic and diluted earnings per share were $2.87 and $2.86, respectively for fiscal year 2011 compared with basic and diluted earnings per share of $2.43 for fiscal year 2010, and $2.90 and $2.89, respectively, for fiscal year 2009. Net economic earnings per share were $2.79 in fiscal year 2011, compared with $2.52 in fiscal year 2010, and $2.74 in fiscal year 2009. The year-to-year variations in earnings per share and net economic earnings per share were primarily due to the changes in net income and net economic earnings, respectively, in each period.

**2011 vs. 2010**

Regulated Gas Distribution net income and net economic earnings increased by $10.9 million and $10.8 million, respectively, in 2011, compared with 2010. The increase was primarily due to the following factors, quantified on a pre-tax basis:

- the benefit of the general rate increase, effective September 1, 2010, totaling $28.0 million; and,
- decreases in operation and maintenance expenses, excluding pension and group insurance expenses, totaling $3.8 million.

These factors were partially offset by:

- increases in pension and group insurance expenses, totaling $7.5 million;
- lower Infrastructure System Replacement Surcharge (ISRS) revenues, totaling $6.2 million; and,
- lower system gas sales volumes and other variations, totaling $1.4 million.

The Non-Regulated Gas Marketing segment reported net income totaling $10.4 million for fiscal year 2011, a decrease in earnings of $3.3 million compared with fiscal year 2010. Net economic earnings decreased $6.7 million compared with fiscal year 2010. These decreases were primarily due to LER's reduced margins on sales of natural gas and the effect of 16% lower sales volumes. The reduced sales margins and volumes were driven primarily by narrow regional price differentials and limited price volatility that have prevailed in the marketplace throughout the year and become the current norm in the marketplace. On a GAAP basis, the reduced sales margins this year also included the effect of after-tax net unrealized gains from certain of LER's energy-related derivative contracts, totaling $1.4 million, recognized in earnings during fiscal year 2011, compared with after-tax net unrealized losses totaling $2.0 million, recognized during fiscal year 2010.

Other net income and Other net economic earnings increased by $2.2 million in 2011, compared with 2010. The increase was primarily due to the effect of non-regulated propane transactions by Laclede Gas in both years. During fiscal year 2011, Laclede Gas sold 320,000 barrels of propane from inventory that was no longer required to serve its utility customers. This transaction resulted in income, net of income taxes, totaling $6.1 million. This amount was partially offset by the effect of a propane transaction in the wholesale market during fiscal year 2010. That transaction resulted from an inventory exchange that the counterparty settled in cash instead of through a return of inventory, resulting in income, net of income taxes, totaling $3.7 million.

**2010 vs. 2009**

Regulated Gas Distribution net income and Regulated Gas Distribution net economic earnings increased by $2.8 million and $3.0 million, respectively, in 2010, compared with 2009. The increase was primarily due to the following factors, quantified on a pre-tax basis:

- decreases in operation and maintenance expense totaling $5.1 million, including a lower provision for uncollectible accounts totaling $3.4 million;
- higher ISRS revenues totaling $3.2 million; and,
- the benefit of the general rate increase, effective September 1, 2010, totaling $2.5 million.

These factors were partially offset by:

- lower income from off-system sales and capacity release totaling $4.3 million; and,
- the effect of lower system gas sales volumes and other variations totaling $2.8 million.

The Non-Regulated Gas Marketing segment reported net income totaling $13.7 million for fiscal year 2010, a decrease in earnings of $17.7 million compared with fiscal year 2009. Net economic earnings decreased $12.4 million compared with fiscal year 2009. These decreases were primarily due to LER's significantly reduced margins on sales of natural gas. The reduced sales margins were driven primarily by narrower regional price differentials that prevailed in the marketplace during fiscal year 2010, as compared to the favorable market conditions that existed during fiscal year 2009. On a GAAP basis, the reduced sales margins also included the effect of after-tax net unrealized losses from certain of LER's energy-related derivative contracts, totaling $2.0 million, recognized in earnings during fiscal year 2010, compared with after-tax net unrealized gains, totaling $3.3 million, recognized during fiscal year 2009.

Other net income and Other net economic earnings increased by $4.7 million in 2010, compared with 2009. The increase was primarily due to a propane transaction in the wholesale market by Laclede Gas during the quarter ended December 31, 2009 as noted above.

**Regulated Gas Distribution Operating Revenues**

Laclede Gas passes on to Utility customers (subject to prudence review by the MoPSC) increases and decreases in the wholesale cost of natural gas in accordance with its PGA Clause. The volatility of the wholesale natural gas market results in fluctuations from period to period in the recorded levels of, among other items, revenues and natural gas cost expense. Nevertheless, increases and decreases in the cost of gas associated with system gas sales volumes have no direct effect on net revenues and net income.

**2011 vs. 2010**

Regulated Gas Distribution Operating Revenues for fiscal year 2011 increased $48.9 million compared to fiscal year 2010. Temperatures experienced in the Utility's service area during 2011 were essentially normal, but 1.1% colder than the same period last year. Total system therms sold and transported were 885.4 million for fiscal year 2011 compared with 894.5 million for fiscal year 2010. Total off-system therms sold and transported were 223.0 million for fiscal year 2011 compared with 71.0 million for fiscal year 2010. The increase in Regulated Gas Distribution Operating Revenues was primarily attributable to the following factors:

| (Millions) | |
|---|---|
| Higher off-system sales volumes (reflecting more favorable market conditions as described in greater detail in the Results of Operations) | $ 67.9 |
| General rate increase, effective September 1, 2010 | 28.0 |
| Lower wholesale gas costs passed on to Utility customers (subject to prudence review by the MoPSC) | (20.5) |
| Lower system sales volumes and other variations | (15.3) |
| Lower ISRS revenues | (6.2) |
| Lower prices charged for off-system sales | (5.0) |
| Total Variation | $ 48.9 |

**2010 vs. 2009**

Regulated Gas Distribution Operating Revenues for fiscal year 2010 decreased $189.7 million compared to fiscal year 2009, primarily due to lower wholesale gas costs. Temperatures experienced in the Utility's service area during 2010 were 1.6% warmer than fiscal year 2009 and 2.5% warmer than normal. Total system therms sold and transported were 894.5 million for fiscal year 2010 compared with 908.0 million for fiscal year 2009. Total off-system therms sold and transported were 71.0 million for fiscal year 2010 compared with 163.0 million for fiscal year 2009. The decrease in Regulated Gas Distribution Operating Revenues was primarily attributable to the following factors:

| (Millions) | |
|---|---|
| Lower wholesale gas costs passed on to Utility customers (subject to prudence review by the MoPSC) | $ (141.1) |
| Lower off-system sales volumes (reflecting less favorable market conditions as described in greater detail in the Results of Operations) | (42.8) |
| Lower system sales volumes and other variations | (10.2) |
| Higher ISRS revenues | 3.2 |
| General rate increase, effective September 1, 2010 | 2.5 |
| Lower prices charged for off-system sales | (1.3) |
| Total Variation | $ (189.7) |

**Regulated Gas Distribution Operating Expenses**

**2011 vs. 2010**

Regulated Gas Distribution Operating Expenses in fiscal year 2011 increased $34.7 million, or 4.4%, from fiscal year 2010. Natural and propane gas expense increased $30.0 million from last year's level, primarily attributable to higher off-system gas expense, partially offset by lower rates charged by our suppliers and decreased system volumes purchased for sendout. Other operation and maintenance expenses increased $3.7 million, or 2.2%, primarily due to higher pension expense and increased group insurance charges, partially offset by a higher rate of overheads capitalized and decreased maintenance charges. Depreciation and amortization expense increased $1.6 million, or 4.4%, primarily due to additional depreciable property. Taxes, other than income taxes, decreased $0.7 million, or 1.1%, primarily due to decreased gross receipts taxes (attributable to decreased system sales revenues).

**2010 vs. 2009**

Regulated Gas Distribution Operating Expenses in fiscal year 2010 decreased $191.6 million, or 19.6%, from fiscal year 2009. Natural and propane gas expense decreased $180.1 million from fiscal year 2009, primarily attributable to lower rates charged by our suppliers and lower off-system gas expense. Other operation and maintenance expenses decreased $5.1 million, or 2.9%, primarily due to a lower provision for uncollectible accounts, reduced distribution and maintenance expenses, a lower provision for injuries and damages, and decreased charges for outside services. These factors were partially offset by the effect of a gain on the disposal of assets recorded in fiscal year 2009 and an increase in pension expense. Depreciation and amortization expense increased $0.8 million, or 2.2%, primarily due to additional depreciable property. Taxes, other than income taxes, decreased $7.2 million, or 10.5%, primarily due to decreased gross receipts taxes (attributable to the decreased revenues).

**Non-Regulated Gas Marketing Operating Revenues and Operating Expenses**

Non-Regulated Gas Marketing Operating Revenues decreased $189.4 million in fiscal year 2011 from those revenues for fiscal year 2010 primarily due to the effect of 16% lower sales volumes and lower per unit gas prices charged by LER. The decrease in Non-Regulated Gas Marketing Operating Expenses of $184.1 million was primarily associated with decreased volumes purchased and lower prices charged by suppliers.

Non-Regulated Gas Marketing Operating Revenues increased $21.9 million in fiscal year 2010 from those revenues for fiscal year 2009 primarily due to higher per unit gas prices charged by LER and the effect of 2% higher sales volumes. The increase in Non-Regulated Gas Marketing Operating Expenses of $49.6 million was primarily associated with higher prices charged by suppliers and increased volumes purchased.

### Other Operating Revenues and Operating Expenses

Other Operating Revenues increased $8.8 million in fiscal year 2011 (compared to fiscal year 2010) primarily due to the year-over-year effect of the aforementioned non-regulated propane transactions by Laclede Gas. Other Operating Revenues increased $7.6 million in fiscal year 2010 (compared to fiscal year 2009) primarily due to a propane transaction in the wholesale market by Laclede Gas during the quarter ended December 31, 2009. The increase in Other Operating Expenses totaling $4.3 million in fiscal year 2011 (compared to fiscal year 2010) and $2.0 million in fiscal year 2010 (compared to fiscal year 2009), was primarily due to variations in expenses associated with these propane transactions.

### Other Income and (Income Deductions)-Net

Other Income and (Income Deductions)-Net decreased $2.9 million in fiscal year 2011 (compared to fiscal year 2010), primarily due to a contribution to the Company's Charitable Trust, lower net investment gains, and a decrease in income associated with carrying costs applied to under-recoveries of gas costs and lower interest income. Carrying costs on under-recoveries of gas costs are recovered through the Utility's PGA Clause.

Other Income and (Income Deductions)-Net increased $1.7 million in fiscal year 2010 (compared to fiscal year 2009), due to higher net investment gains and other minor variations, partially offset by lower income associated with carrying costs applied to under-recoveries of gas costs and lower interest income.

### Interest Charges

Interest charges decreased $1.4 million in fiscal year 2011 (from fiscal year 2010) primarily due to lower interest on long-term debt, attributable to the November 2010 maturity of $25 million principal amount of 6 1/2% first mortgage bonds. Interest charges decreased $2.9 million in fiscal year 2010 (from fiscal year 2009) primarily due to lower interest on short-term debt. Average short-term interest rates were 0.3% for fiscal years 2011 and 2010, compared with 1.5% in fiscal year 2009. Average short-term borrowings were $54.7 million, $107.9 million, and $207.6 million for fiscal years 2011, 2010, and 2009, respectively.

### Income Taxes

Income tax expense increased $2.1 million in fiscal year 2011 (over fiscal year 2010) and decreased $5.4 million in fiscal year 2010 (from fiscal year 2009). These variations are primarily due to changes in pre-tax income. The variation in 2011 (compared to 2010) also reflects the effects of lower income tax expense in fiscal year 2011 due to net changes in unrecognized tax benefits recorded in earnings and various property-related deductions.

## CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition, results of operations, liquidity, and capital resources is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. GAAP requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following represent the more significant items requiring the use of judgment and estimates in preparing our consolidated financial statements:

**Accounts Receivable and Allowance for Doubtful Accounts** – Trade accounts receivable are recorded at the amounts due from customers, including unbilled amounts. Estimates of the collectibility of trade accounts receivable are based on historical trends, age of receivables, economic conditions, credit risk of specific customers, and other factors. Accounts receivable are written off against the allowance for doubtful accounts when they are deemed to be uncollectible. The Utility's provision for uncollectible accounts includes the amortization of previously deferred uncollectible expenses, as approved by the MoPSC.

**Employee Benefits and Postretirement Obligations** – Pension and postretirement obligations are calculated by actuarial consultants that utilize several statistical factors and other assumptions provided by management related to future events, such as discount rates, returns on plan assets, compensation increases, and mortality rates. For the Utility, the amount of expense recognized and the amounts reflected in other comprehensive income are dependent upon the regulatory treatment provided for such costs, as discussed further below. Certain liabilities related to group medical benefits and workers' compensation claims, portions of which are self-insured and/or contain "stop-loss" coverage with third-party insurers to limit exposure, are established based on historical trends.

The table below reflects the sensitivity of Laclede's plans to potential changes in key assumptions:

**Pension Plan Benefits:**

| Actuarial Assumptions | Increase/ (Decrease) | Estimated Increase/ (Decrease) to Projected Benefit Obligation (Thousands) | Estimated Increase/ (Decrease) to Annual Net Pension Cost* (Thousands) |
|---|---|---|---|
| Discount Rate | 0.25 % | $ (9,010) | $ 260 |
| | (0.25) | 9,210 | (290) |
| Rate of Future Compensation Increase | 0.25 % | 5,500 | 330 |
| | (0.25) | (5,400) | (320) |
| Expected Return on Plan Assets | 0.25 % | — | (590) |
| | (0.25) | — | 590 |

**Postretirement Benefits:**

| Actuarial Assumptions | Increase/ (Decrease) | Estimated Increase/ (Decrease) to Projected Postretirement Benefit Obligation (Thousands) | Estimated Increase/ (Decrease) to Annual Net Postretirement Benefit Cost* (Thousands) |
|---|---|---|---|
| Discount Rate | 0.25 % | $ (2,360) | $ (128) |
| | (0.25) | 2,410 | 128 |
| Expected Return on Plan Assets | 0.25 % | — | (124) |
| | (0.25) | — | 124 |
| Annual Medical Cost Trend | 1.00 % | 6,580 | 1,380 |
| | (1.00) | (5,990) | (1,230) |

* Excludes the impact of regulatory deferral mechanism. See Note 2, Pension Plans and Other Postretirement Benefits, of the Notes to Consolidated Financial Statements for information regarding the regulatory treatment of these costs.

**Regulated Operations** – Laclede Gas accounts for its regulated operations in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 980, "Regulated Operations." This Topic sets forth the application of GAAP for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of this accounting guidance require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). Management believes that the current regulatory environment supports the continued use of these regulatory accounting principles and that all regulatory assets and regulatory liabilities are recoverable or refundable through the regulatory process. Management believes the following represent the more significant items recorded through the application of this accounting guidance:

The Utility's PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review by the MoPSC, the cost of purchased gas supplies, including the costs, cost reductions, and related carrying costs associated with the Utility's use of natural gas derivative instruments to hedge the purchase price of natural gas. The difference between actual costs incurred and costs recovered through the application of the PGA are recorded as regulatory assets and regulatory liabilities that are recovered or refunded in a subsequent period. The PGA Clause also authorizes the Utility to recover costs it incurs to finance its investment in gas supplies that are purchased during the storage injection season for sale during the heating season. The PGA Clause also permits the application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of derivative instruments. The PGA Clause also provides for a portion of income from off-system sales and capacity release revenues to be flowed through to customers.

The Company records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or regulatory liability accounts for regulated companies, and will be reflected as income or loss for non-regulated companies. Pursuant to the direction of the MoPSC, Laclede Gas' provision for income tax expense reflects the regulatory method of excess asset depreciation followed for financial reporting purposes. Laclede Gas' provision for income tax expense also records the income tax effect associated with the difference between overheads capitalized to construction for financial reporting purposes and those recognized for tax purposes without recording an offsetting deferred income tax expense. These two methods are consistent with the regulatory treatment prescribed by the MoPSC.

Asset retirement obligations are recorded in accordance with GAAP using various assumptions related to the timing, method of settlement, inflation, and profit margins that third parties would demand to settle the future obligations. These assumptions require the use of judgment and estimates and may change in future periods as circumstances dictate. As authorized by the MoPSC, Laclede Gas accrues future removal costs associated with its property, plant and equipment through its depreciation rates, even if a legal obligation does not exist as defined by GAAP. The difference between removal costs recognized in depreciation rates and the accretion expense and depreciation expense recognizable pursuant to GAAP is a timing difference between the recovery of these costs in rates and their recognition for financial reporting purposes. Accordingly, these differences are deferred as regulatory liabilities.

The amount of net periodic pension and other postretirement benefit cost recognized in the financial statements related to the Utility's qualified pension plans and other postretirement benefit plans is based upon allowances, as approved by the MoPSC, which have been established in the rate-making process for the recovery of these costs from customers. The differences between these amounts and actual pension and other postretirement benefit costs incurred for financial reporting purposes are deferred as regulatory assets or regulatory liabilities. GAAP also requires that changes that affect the funded status of pension and other postretirement benefit plans, but that are not yet required to be recognized as components of pension and other postretirement benefit cost, be reflected in other comprehensive income. For the Utility's qualified pension plans and other postretirement benefit plans, amounts that would otherwise be reflected in other comprehensive income are deferred with entries to regulatory assets or regulatory liabilities.

**Non-Regulated Gas Marketing Energy Contracts** – LER routinely enters into contracts for the physical purchase or sale of natural gas in a future period. In determining the appropriate accounting treatment for these contracts, management is required to assess the contract terms and various other factors to determine if the contracts are subject to the derivative accounting guidance in ASC Topic 815, "Derivatives and Hedging." If a contract is deemed to meet the definition of derivative, management's judgment is further required in determining if the contract is eligible for the normal purchases or normal sales election, which, if elected, permits the Company to account for the contract in the period the natural gas is delivered. To the extent LER's contracts qualify for the normal purchases or normal sales election under GAAP, the election is generally taken. Many of LER's contracts are accounted for in this manner. However, pursuant to GAAP, certain contracts do not qualify for this election and are required to be accounted for as derivatives with changes in fair value (representing unrealized gains or losses) recognized in earnings in the periods prior to physical delivery. Unrealized gains or losses on these contracts are recognized as either Non-Regulated Gas Marketing operating revenues or Non-Regulated Gas Marketing operating expenses in the Statements of Consolidated Income. In the absence of quoted prices in active markets for identical assets or liabilities, determining the fair value of a derivative contract requires judgment as to the appropriateness of various market inputs and involves making assumptions regarding how market participants would price the asset or liability. In addition to these physical contracts, LER also utilizes natural gas futures and swap contracts traded on or cleared through the New York Mercantile Exchange (NYMEX) and Ice Clear Europe (ICE) to manage the price risk associated with certain of its fixed-price commitments. These contracts are generally designated for hedge accounting treatment, as discussed in Note 10 of the Notes to Consolidated Financial Statements.

For further discussion of significant accounting policies, see Note 1 of the Notes to Consolidated Financial Statements.

## REGULATORY AND OTHER MATTERS

There have been several significant regulatory developments affecting Laclede Gas.

On December 28, 2006, the MoPSC Staff proposed a disallowance of $7.2 million related to Laclede Gas' recovery of its purchased gas costs applicable to fiscal year 2005, which the Staff later reduced to a $1.7 million disallowance pertaining to Laclede Gas' purchase of gas from a marketing affiliate, LER. The MoPSC Staff has also proposed disallowances of $2.8 million and $1.5 million of gas costs relating to Laclede Gas purchases of gas supply from LER for fiscal years 2006 and 2007, respectively. The MoPSC Staff proposed a number of non-monetary recommendations, based on its review of gas costs for fiscal years 2008 and 2009. Laclede Gas believes that the proposed disallowances lack merit and is vigorously opposing these adjustments in proceedings before the MoPSC. As such, no amount has been recorded in the financial statements for these proposed disallowances.

In connection with the affiliate transactions mentioned above, on July 7, 2010, the MoPSC Staff filed a complaint against Laclede Gas alleging that, by stating that it was not in possession of proprietary LER documents, Laclede Gas violated the MoPSC Order authorizing the holding company structure (2001 Order). Laclede Gas counterclaimed that the Staff failed to adhere to the pricing provisions of the MoPSC's affiliate transaction rules and Laclede Gas' Cost Allocation Manual, which the MoPSC dismissed. On February 4, 2011, the MoPSC issued an Order finding that Laclede Gas violated the terms of the 2001 Order and authorizing its General Counsel to seek penalties in court against Laclede Gas. On March 30, 2011, Laclede Gas sought review of the February 4 Order with the Cole County Circuit Court. On May 19, 2011, the Commission's General Counsel filed a petition with the Cole County Circuit Court seeking penalties in connection with the Commission's February 4 Order. On July 7, 2011, the Circuit Court Judge signed an agreed Order holding the penalty case in abeyance while the February 4 Order is appealed. Laclede Gas believes that the complaint lacks merit and is vigorously opposing it.

Subsequent to the July 7, 2010 complaint, the MoPSC Staff filed a related complaint on October 6, 2010 against Laclede Gas, LER, and Laclede Group, alleging that the Utility has failed to comply with the MoPSC's affiliate transaction rules. LER and Laclede Group both filed motions to dismiss, which were granted by the Commission on December 22, 2010. On January 26, 2011, the Commission also dismissed certain counts of the complaint against Laclede Gas. The remaining counts and a counterclaim against the Staff, filed by Laclede Gas, are still pending before the Commission. Laclede Gas believes that the complaint lacks merit and is vigorously opposing it.

On July 9, 2008, Laclede Gas made a tariff filing with the MoPSC that would make the payment provisions for the restoration of gas service under the Utility's Cold Weather Rule available to customers in the summer of 2008 and enable the Utility to increase or decrease its PGA rates to correct for any shortfall or surplus created by the difference between the gas cost portion of the Utility's actual net bad debt write-offs and the amount of such cost that is embedded in its existing rates. As a result of the ensuing procedural schedule, the Cold Weather Rule portion of the filing became moot. On April 15, 2009, the Commission rejected the Utility's tariffs on the grounds that it did not have the legal authority to approve them. On appeal, the Cole County Circuit Court reversed the Commission's Order, but that Court's decision was likewise reversed by the Western District of the Missouri Court of Appeals. Laclede's application to the Missouri Supreme Court was denied on January 25, 2011.

On October 29, 2010, the Utility made an ISRS filing with the Commission designed to increase revenues by $2.6 million annually, $2.5 million of which the MoPSC approved effective January 7, 2011. On May 2, 2011, the Utility made another ISRS filing with the Commission designed to increase revenues by $2.3 million annually, which was approved by the MoPSC effective July 8, 2011. Also, on November 9, 2011, the Utility made another ISRS filing with the Commission designed to increase revenues by $2.0 million annually, pending approval by the Commission.

On June 29, 2010, the Office of Federal Contract Compliance Programs issued a Notice of Violations to Laclede Gas alleging lapses in certain employment selection procedures during a two-year period ending in February 2006. The Company believes that the allegations lack merit and is vigorously defending its position. Management, after discussion with counsel, believes that the final outcome of these matters will not have a material effect on the consolidated financial position and results of operations of the Company.

## ACCOUNTING PRONOUNCEMENTS

The Company has evaluated or is in the process of evaluating the impact that recently issued accounting standards will have on the Company's financial position or results of operations upon adoption. For disclosures related to the adoption of new accounting standards, see the New Accounting Standards section of Note 1 of the Notes to Consolidated Financial Statements.

The Company continues to monitor the developments of the Financial Accounting Standards Board (FASB) relative to possible changes in accounting standards. Currently, the FASB is considering various changes to U. S. GAAP, some of which may be significant, as part of a joint effort with the International Accounting Standards Board to converge accounting standards. Future developments, depending on the outcome, have the potential to impact the Company's financial condition and results of operations.

## INFLATION

The accompanying consolidated financial statements reflect the historical costs of events and transactions, regardless of the purchasing power of the dollar at the time. Due to the capital-intensive nature of the business of Laclede Gas, the most significant impact of inflation is on the depreciation of utility plant. Rate regulation, to which Laclede Gas is subject, allows recovery through its rates of only the historical cost of utility plant as depreciation. The Utility expects to incur additional capital expenditures during the next few years, primarily related to both a multi-year software replacement project to enhance technology, customer service, and business processes and the planned increased replacements of distribution plant. Laclede Gas believes that any higher costs experienced upon replacement of existing facilities will be recovered through the normal regulatory process.

## FINANCIAL CONDITION

## CASH FLOWS

The Company's short-term borrowing requirements typically peak during colder months when Laclede Gas borrows money to cover the lag between when it purchases its natural gas and when its customers pay for that gas. Changes in the wholesale cost of natural gas (including cash payments for margin deposits associated with the Utility's use of natural gas derivative instruments), variations in the timing of collections of gas cost under the Utility's PGA Clause, and the utilization of storage gas inventories cause short-term cash requirements to vary during the year and from year to year, and can cause significant variations in the Utility's cash provided by or used in operating activities.

Net cash provided by operating activities for fiscal years 2011, 2010 and 2009 was $167.2 million, $106.9 million and $228.8 million, respectively. The improvement in net cash provided by operating activities in fiscal year 2011 (compared to fiscal year 2010) is primarily attributable to reduced cash payments for margin deposits associated with the Utility's use of natural gas derivative instruments and other variations in the timing of the collection of gas costs under the PGA Clause, as well as improved operating earnings of the Utility. These factors were partially offset by a reduction in operating cash flows at LER and higher net cash payments for income taxes. The decrease in net cash provided by operating activities in fiscal year 2010 (compared to fiscal year 2009) is primarily attributable to increased payments for natural gas storage inventories.

Net cash used in investing activities for fiscal years 2011, 2010 and 2009 was $67.0 million, $60.8 million and $52.3 million, respectively. Net cash used in investing activities primarily reflected capital expenditures in all periods.

Net cash used in financing activities for fiscal years 2011, 2010, and 2009 was $143.8 million, $33.8 million, and $116.8 million, respectively. The increase in net cash used in financing activities in fiscal year 2011 (over fiscal year 2010) primarily reflects increased repayments of short-term debt and the maturity of long-term debt this year. The variation in net cash used in financing activities in fiscal year 2010 (vs. fiscal year 2009) primarily reflects a reduction in repayments of short-term debt during fiscal year 2010.

## LIQUIDITY AND CAPITAL RESOURCES

### Cash and Cash Equivalents

Laclede Group had temporary cash investments totaling $19.8 million at September 30, 2011, earning an average interest rate of 0.2%. These investments, which are presented in the Cash and cash equivalents line of the Consolidated Balance Sheets, were diversified among money market funds and interest-bearing deposits at highly-rated commercial banks. The money market funds are accessible by the Company on demand. The bank deposits are also generally available on demand, though the banks reserve the right to require seven days' notice for a withdrawal. These funds are used to support the working capital needs of the Company's subsidiaries. The balance of short-term investments ranged between $13.3 million and $85.8 million during the fiscal year. Due to lower yields available to Laclede Group on its short-term investments, Laclede Group elected to provide a portion of Laclede Gas' short-term funding through intercompany lending during the fiscal year.

### Short-term Debt

As indicated in the discussion of cash flows above, the Company's short-term borrowing requirements typically peak during the colder months. These short-term cash requirements can be met through the sale of commercial paper supported by lines of credit with banks or through direct use of the lines of credit. At September 30, 2011, Laclede Gas had a syndicated line of credit in place of $300 million from seven banks, with the largest portion provided by a single bank being 17.9%. This line replaced a $320 million syndicated line that had been scheduled to expire in December 2011. The new line, which became effective on July 18, 2011 and is scheduled to expire in July 2016, terminated the previous line on that same date. Laclede Gas' line of credit includes a covenant limiting total debt, including short-term debt, to no more than 70% of total capitalization. On September 30, 2011, total debt was 52% of total capitalization.

Short-term cash requirements outside of Laclede Gas have generally been met with internally-generated funds. At September 30, 2011, Laclede Group had $50 million in a syndicated line of credit, scheduled to expire in July 2016, to meet short-term liquidity needs of its subsidiaries. Laclede Group entered into this new syndicated line of credit on July 18, 2011, replacing the previous $50 million of lines, which were terminated on that same date. The line of credit has a covenant limiting the total debt of the consolidated Laclede Group to no more than 70% of the Company's total capitalization. This ratio stood at 42% on September 30, 2011. These lines have been used to provide for seasonal funding needs. There were no borrowings under Laclede Group's lines during the fiscal year, other than a minimal one-day draw under the previous lines for administrative purposes.

Information about Laclede Group's consolidated short-term borrowings (excluding intercompany borrowings) during the 12 months ended September 30, 2011 and as of September 30, 2011, is presented below:

| | Laclede Gas Commercial Paper Borrowings |
|---|---|
| **12 Months Ended September 30, 2011** | |
| Weighted average borrowings outstanding | $54.6 million |
| Weighted average interest rate | 0.3% |
| Range of borrowings outstanding | $0 – $172.1 million |
| **As of September 30, 2011** | |
| Borrowings outstanding at end of period | $46.0 million |
| Weighted average interest rate | 0.3% |

Based on average short-term borrowings for the 12 months ended September 30, 2011, an increase in the average interest rate of 100 basis points would decrease Laclede Group's pre-tax earnings and cash flows by approximately $0.5 million on an annual basis, portions of which may be offset through the application of PGA carrying costs.

**Long-term Debt, Equity, and Shelf Registrations**

Laclede Gas has on file with the SEC an effective shelf registration on Form S-3 for issuance of $350 million of first mortgage bonds, unsecured debt, and preferred stock, which expires May 28, 2013. The entire amount of this shelf registration remains available to Laclede Gas at this time.

The Utility has MoPSC authority to issue debt securities and preferred stock, including on a private placement basis, as well as to issue common stock, receive paid-in capital, and enter into capital lease agreements, all for a total of up to $518 million, effective through June 30, 2013. During the 12 months ended September 30, 2011, pursuant to this authority, the Utility sold 43 shares of its common stock to Laclede Group for $1.6 million. As of November 18, 2011, $515.7 million remains available under this authorization. The amount, timing, and type of additional financing to be issued will depend on cash requirements and market conditions, as well as future MoPSC authorizations.

At September 30, 2011, Laclede Gas had fixed-rate long-term debt totaling $365 million. While these long-term debt issues are fixed-rate, they are subject to changes in their fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity. Under GAAP applicable to Laclede Gas' regulated operations, losses or gains on early redemptions of long-term debt would typically be deferred as regulatory assets or regulatory liabilities and amortized over a future period. Of the Utility's $365 million in long-term debt, $50 million have no call option, $235 million have make-whole call options, and $80 million are callable at par in 2013. None of the debt has any put options.

Laclede Group has a registration statement on file on Form S-3 for the issuance and sale of up to 285,222 shares of its common stock under its Dividend Reinvestment and Stock Purchase Program. There were 284,427 and 275,111 shares at September 30, 2011 and November 18, 2011, respectively, remaining available for issuance under its Form S-3, which replaced the S-3 that was scheduled to expire later this year. In addition, on January 28, 2011, Laclede Group filed an automatic shelf registration statement on Form S-3 for the issuance of equity and debt securities. No securities have been issued under that S-3. The amount, timing, and type of financing to be issued under this shelf registration will depend on cash requirements and market conditions.

## Guarantees

Laclede Gas has several operating leases for the rental of vehicles that contain provisions requiring Laclede Gas to guarantee certain amounts related to the residual value of the leased property. These leases have various terms, the longest of which extends into 2015. At September 30, 2011, the maximum guarantees under these leases were $0.9 million. However, the Utility believes it is unlikely that it will be subject to the maximum payment amount because it estimates that the residual value of the leased vehicles will be adequate to satisfy most of the guaranteed amounts. At September 30, 2011, the carrying value of the liability recognized for these guarantees was $0.2 million.

Laclede Group had guarantees totaling $95.3 million for performance and payment of certain gas supply transactions by LER, as of September 30, 2011. Since that date, total guarantees issued by Laclede Group on behalf of LER increased by $1.0 million bringing the total to $96.3 million in guarantees outstanding at November 18, 2011. No amounts have been recorded for these guarantees in the financial statements.

## Other

The Company's and the Utility's access to capital markets, including the commercial paper market, and their respective financing costs, may depend on the credit rating of the entity that is accessing the capital markets. The credit ratings of the Company and the Utility remain at investment grade, but are subject to review and change by the rating agencies.

Utility capital expenditures were $67.3 million for fiscal 2011, compared with $56.2 million and $51.4 million for fiscal years 2010 and 2009, respectively. Utility capital expenditures are expected to be approximately $104 million in fiscal year 2012. The increases in capital expenditures, compared with prior periods, are primarily attributable to additional expenditures for distribution plant and information technology investments. During fiscal 2011, Laclede Gas began a multi-year project to enhance its technology, customer service, and business processes by replacing its existing work management, financial, and supply chain software applications. Non-utility capital expenditures for fiscal year 2011 were $0.3 million compared with $0.8 million in fiscal year 2010 and $1.0 million in fiscal year 2009, and are estimated at $0.2 million for fiscal year 2012.

Consolidated capitalization at September 30, 2011 consisted of 61.1% Laclede Group common stock equity and 38.9% Laclede Gas long-term debt.

Laclede Group's ratio of earnings to fixed charges was 4.4 for fiscal year 2011, 3.8 for fiscal year 2010, and 4.1 for fiscal year 2009.

It is management's view that the Company has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements, which primarily include capital expenditures, scheduled maturities of long-term debt, short-term seasonal needs, and dividends.

As discussed in Market Risk on page 42, Laclede Gas and LER enter into NYMEX and ICE exchange-traded/cleared derivative instruments. At September 30, 2011, these instruments were held in accounts at MF Global, Inc. On October 31, 2011, affiliated entities of MF Global filed a Chapter 11 petition at the U.S. Bankruptcy Court in the Southern District of New York. Subsequently, the court-appointed bankruptcy trustee transferred all of the open positions and a significant portion of the margin deposits of Laclede Gas and LER to a new brokerage firm. As of November 17, 2011, the Company had $2.7 million on deposit with MF Global in customer-segregated accounts that remain frozen pending final resolution by the bankruptcy trustee. While the Company's exposure at this time is not considered material, management is unable to predict when, or to what extent, these remaining funds will be returned.

## CONTRACTUAL OBLIGATIONS

As of September 30, 2011, Laclede Group had contractual obligations with payments due as summarized below (in millions):

| Contractual Obligations | Total | Payments due by period<br>Less than 1 Year | 1-3 Years | 3-5 Years | More than 5 Years |
|---|---|---|---|---|---|
| Principal Payments on Long-Term Debt | $ 365.0 | $ — | $ 25.0 | $ — | $ 340.0 |
| Interest Payments on Long-Term Debt | 461.1 | 22.9 | 43.5 | 42.7 | 352.0 |
| Capital Leases (a) | 0.3 | 0.1 | 0.1 | 0.1 | — |
| Operating Leases (a) | 11.7 | 4.6 | 6.3 | 0.8 | — |
| Purchase Obligations – Natural Gas (b) | 719.5 | 517.3 | 179.5 | 15.3 | 7.4 |
| Purchase Obligations – Other (c) | 91.2 | 28.2 | 22.7 | 18.4 | 21.9 |
| Total (d) | $ 1,648.8 | $ 573.1 | $ 277.1 | $ 77.3 | $ 721.3 |

(a) Lease obligations are primarily for office space, vehicles, and power operated equipment in the Regulated Gas Distribution segment. Additional payments will be incurred if renewal options are exercised under the provisions of certain agreements.

(b) These purchase obligations represent the minimum payments required under existing natural gas transportation and storage contracts and natural gas supply agreements in the Regulated Gas Distribution and Non-Regulated Gas Marketing segments. These amounts reflect fixed obligations as well as obligations to purchase natural gas at future market prices, calculated using September 30, 2011 forward market prices. Laclede Gas recovers the costs related to its purchases, transportation, and storage of natural gas through the operation of its PGA Clause, subject to prudence review by the MoPSC; however, variations in the timing of collections of gas costs from customers affect short-term cash requirements. Additional contractual commitments are generally entered into prior to or during the heating season.

(c) These purchase obligations primarily reflect miscellaneous agreements for the purchase of materials and the procurement of services necessary for normal operations.

(d) The category of Other Long-Term Liabilities has been excluded from the table above because there are no material amounts of contractual obligations under this category. Long-term liabilities associated with unrecognized tax benefits, totaling $5.6 million, have been excluded from the table above because the timing of future cash outflows, if any, cannot be reasonably estimated. Also, commitments related to pension and postretirement benefit plans have been excluded from the table above. The Company expects to make contributions to its qualified, trusteed pension plans totaling $25.1 million in fiscal year 2012. Laclede Gas anticipates a $2.4 million contribution relative to its non-qualified pension plans during fiscal year 2012. With regard to the postretirement benefits, the Company anticipates Laclede Gas will contribute $11.4 million to the qualified trusts and $0.3 million directly to participants from Laclede Gas' funds during fiscal year 2012. For further discussion of the Company's pension and postretirement benefit plans, refer to Note 2, Pension Plans and Other Postretirement Benefits, of the Notes to Consolidated Financial Statements.

## MARKET RISK

### Commodity Price Risk

Laclede Gas' commodity price risk, which arises from market fluctuations in the price of natural gas, is primarily managed through the operation of its PGA Clause. The PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review by the MoPSC, the cost of purchased gas supplies. The Utility is allowed the flexibility to make up to three discretionary PGA changes during each year, in addition to its mandatory November PGA change, so long as such changes are separated by at least two months. The Utility is able to mitigate, to some extent, changes in commodity prices through the use of physical storage supplies and regional supply diversity. Laclede Gas also has a risk management policy that allows for the purchase of natural gas derivative instruments with the goal of managing its price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility's use of natural gas derivative instruments are allowed to be passed on to the Utility's customers through the operation of its PGA Clause. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these derivative instruments. However, the timing of recovery for cash payments related to margin requirements may cause short-term cash requirements to vary. Nevertheless, carrying costs associated with such requirements, as well as other variations in the timing of collections of gas costs, are recovered through the PGA Clause. For more information about the Utility's natural gas derivative instruments, see Note 10, Derivative Instruments and Hedging Activities, of the Notes to Consolidated Financial Statements.

In the course of its business, Laclede Group's non-regulated gas marketing subsidiary, LER, enters into contracts to purchase and sell natural gas at fixed prices and natural gas index-based prices. Commodity price risk associated with these contracts has the potential to impact earnings and cash flows. To minimize this risk, LER has a risk management policy that provides for daily monitoring of a number of business measures, including fixed price commitments. In accordance with the risk management policy, LER manages the price risk associated with its fixed-price commitments. This risk is currently managed either by closely matching the offsetting physical purchase or sale of natural gas at fixed-prices or through the use of natural gas futures and swap contracts traded on or cleared through the NYMEX and ICE to lock in margins. At September 30, 2011 and 2010, LER's unmatched fixed-price positions were not material to Laclede Group's financial position or results of operations.

As mentioned above, LER uses natural gas futures and swap contracts traded on or cleared through the NYMEX and ICE to manage the commodity price risk associated with its fixed-price natural gas purchase and sale commitments. These derivative instruments are generally designated as cash flow hedges of forecasted purchases or sales. Such accounting treatment generally permits a substantial portion of the gain or loss to be deferred from recognition in earnings until the period that the associated forecasted purchase or sale is recognized in earnings. To the extent a hedge is effective, gains or losses on the derivatives will be offset by changes in the value of the hedged forecasted transactions. Accordingly, the Company does not expect any material earnings impact associated with the use of these instruments. Information about the fair values of LER's exchange-traded/cleared natural gas derivative instruments is presented below:

| (Thousands) | Derivative Fair Values | Cash Margin | Derivatives and Cash Margin |
|---|---|---|---|
| Net balance of derivative (liabilities) assets at September 30, 2010 | $ (9,962) | $ 11,568 | $ 1,606 |
| Changes in fair value | 4,752 | – | 4,752 |
| Settlements | 5,419 | – | 5,419 |
| Changes in cash margin | – | (10,468) | (10,468) |
| Net balance of derivative assets at September 30, 2011 | $ 209 | $ 1,100 | $ 1,309 |

| (Thousands) | At September 30, 2011 | | | |
|---|---|---|---|---|
| | Maturity by Fiscal Year | | | |
| | Total | 2012 | 2013 | 2014 |
| Fair values of exchange-traded/cleared natural gas derivatives - net | $ 209 | $ 289 | $ (79) | $ (1) |
| MMBtu – net long futures/swap positions | (4,030) | (3,895) | (150) | 15 |

Many of LER's physical natural gas derivative contracts are designated as normal purchases or normal sales, as permitted by GAAP. This election permits the Company to account for the contract in the period the natural gas is delivered. However, certain contracts do not qualify for this election under GAAP and are required to be accounted for as derivatives with changes in fair value recognized in earnings in the periods prior to physical delivery. Below is a reconciliation of the beginning and ending balances for physical natural gas contracts accounted for as derivatives, none of which will settle beyond fiscal year 2013:

| (Thousands) | | |
|---|---|---|
| Net balance of derivative assets at September 30, 2010 | $ | 168 |
| Changes in fair value | | 3,568 |
| Settlements | | (1,813) |
| Net balance of derivative assets at September 30, 2011 | $ | 1,923 |

For further details related to LER's derivatives and hedging activities, see Note 10, Derivative Instruments and Hedging Activities, of the Notes to Consolidated Financial Statements.

### Counterparty Credit Risk

LER has concentrations of counterparty credit risk in that a significant portion of its transactions are with (or are associated with) energy producers, utility companies, and pipelines. These concentrations of counterparties have the potential to affect the Company's overall exposure to credit risk, either positively or negatively, in that each of these three groups may be affected similarly by changes in economic, industry, or other conditions. LER also has concentrations of credit risk with certain individually significant counterparties. To the extent possible, LER enters into netting arrangements with its counterparties to mitigate exposure to credit risk. Although not recorded on the consolidated balance sheets, LER is also exposed to credit risk associated with its derivative contracts designated as normal purchases and normal sales. LER closely monitors its credit exposure and, although uncollectible amounts have not been significant, increased counterparty defaults are possible and may result in financial losses and/or capital limitations. For more information on these concentrations of credit risk, including how LER manages these risks, see Note 11, Concentrations of Credit Risk, of the Notes to Consolidated Financial Statements.

### Interest Rate Risk

The Company is subject to interest rate risk associated with its long-term and short-term debt issuances. In fiscal year 2011, an increase of 100 basis points in the underlying average interest rate for short-term debt would have caused an increase in interest expense of approximately $0.5 million on an annual basis. Portions of such increases may be offset through the application of PGA carrying costs. At September 30, 2011, Laclede Gas had fixed-rate long-term debt totaling $365 million. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity. Under GAAP applicable to Laclede Gas' regulated operations, losses or gains on early redemptions of long-term debt would typically be deferred as regulatory assets or regulatory liabilities and amortized over a future period.

## ENVIRONMENTAL MATTERS

Laclede Gas owns and operates natural gas distribution, transmission, and storage facilities, the operations of which are subject to various environmental laws, regulations, and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected the Company's or Laclede Gas' financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs. For information relative to environmental matters, see Note 15, Commitments and Contingencies, of the Notes to Consolidated Financial Statements.

## OFF-BALANCE SHEET ARRANGEMENTS

Laclede Group has no off-balance sheet arrangements.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

For this discussion, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Market Risk, on page 42 of this report.

## Item 8. Financial Statements and Supplementary Data

**Management Report on Internal Control Over Financial Reporting**

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, including our Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of September 30, 2011. In making this assessment, management used the criteria in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that the Company's internal control over financial reporting was effective as of September 30, 2011. Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on the Company's internal control over financial reporting, which is included herein.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Laclede Group, Inc.
St. Louis, Missouri

We have audited the internal control over financial reporting of The Laclede Group, Inc. and subsidiaries (the "Company") as of September 30, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended September 30, 2011 of the Company and our report dated November 18, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP
St. Louis, Missouri
November 18, 2011

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Laclede Group, Inc.
St. Louis, Missouri

We have audited the accompanying consolidated balance sheets and statements of consolidated capitalization of The Laclede Group, Inc. and subsidiaries (the "Company") as of September 30, 2011 and 2010, and the related consolidated statements of income, common shareholders' equity, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Laclede Group, Inc. and subsidiaries as of September 30, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 30, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 18, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
St. Louis, Missouri
November 18, 2011

THE LACLEDE GROUP, INC.

STATEMENTS OF CONSOLIDATED INCOME

| (Thousand, Except Per Share Amounts)<br>Years Ended September 30 | 2011 | 2010 | 2009 |
|---|---|---|---|
| Operating Revenues: | | | |
| Regulated Gas Distribution | $ 913,190 | $ 864,297 | $ 1,053,993 |
| Non-Regulated Gas Marketing | 669,375 | 858,782 | 836,865 |
| Other | 20,742 | 11,950 | 4,340 |
| Total Operating Revenues | 1,603,307 | 1,735,029 | 1,895,198 |
| Operating Expenses: | | | |
| Regulated Gas Distribution | | | |
| Natural and propane gas | 549,947 | 519,905 | 699,984 |
| Other operation expenses | 147,889 | 141,995 | 146,542 |
| Maintenance | 25,049 | 27,244 | 27,818 |
| Depreciation and amortization | 39,214 | 37,572 | 36,751 |
| Taxes, other than income taxes | 60,752 | 61,407 | 68,639 |
| Total Regulated Gas Distribution Operating Expenses | 822,851 | 788,123 | 979,734 |
| Non-Regulated Gas Marketing | 652,567 | 836,687 | 787,056 |
| Other | 9,642 | 5,353 | 3,344 |
| Total Operating Expenses | 1,485,060 | 1,630,163 | 1,770,134 |
| Operating Income | 118,247 | 104,866 | 125,064 |
| Other Income and (Income Deductions) – Net | 177 | 3,120 | 1,453 |
| Interest Charges: | | | |
| Interest on long-term debt | 23,161 | 24,583 | 24,583 |
| Other interest charges | 2,256 | 2,269 | 5,163 |
| Total Interest Charges | 25,417 | 26,852 | 29,746 |
| Income Before Income Taxes and Dividends on Laclede Gas Redeemable Preferred Stock | 93,007 | 81,134 | 96,771 |
| Income Tax Expense | 29,182 | 27,094 | 32,509 |
| Dividends on Laclede Gas Redeemable Preferred Stock | — | — | 15 |
| Net Income | $ 63,825 | $ 54,040 | $ 64,247 |
| Average Number of Common Shares Outstanding: | | | |
| Basic | 22,099 | 21,986 | 21,893 |
| Diluted | 22,171 | 22,039 | 21,960 |
| Basic Earnings Per Share of Common Stock | $ 2.87 | $ 2.43 | $ 2.90 |
| Diluted Earnings Per Share of Common Stock | $ 2.86 | $ 2.43 | $ 2.89 |

See the accompanying Notes to Consolidated Financial Statements.

THE LACLEDE GROUP, INC.
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

| (Thousands)<br>Years Ended September 30 | 2011 | 2010 | 2009 |
|---|---|---|---|
| Net Income | $ 63,825 | $ 54,040 | $ 64,247 |
| Other Comprehensive Income (Loss), Before Tax: | | | |
| Net gains (losses) on cash flow hedging derivative instruments: | | | |
| Net hedging gain arising during the period | 5,581 | 5,259 | 6,019 |
| Reclassification adjustment for losses (gains) included in net income | 1,861 | (13,045) | (15,270) |
| Net unrealized gains (losses) on cash flow hedging derivative instruments | 7,442 | (7,786) | (9,251) |
| Defined benefit pension and other postretirement benefit plans: | | | |
| Net actuarial gain (loss) arising during the period | 339 | (1,783) | (1,728) |
| Amortization of actuarial loss included in net periodic pension and postretirement benefit cost | 426 | 1,471 | 199 |
| Net defined benefit pension and other postretirement benefit plans | 765 | (312) | (1,529) |
| Other Comprehensive Income (Loss), Before Tax | 8,207 | (8,098) | (10,780) |
| Income Tax Expense (Benefit) Related to Items of Other Comprehensive Income (Loss) | 3,170 | (3,127) | (4,146) |
| Other Comprehensive Income (Loss), Net of Tax | 5,037 | (4,971) | (6,634) |
| Comprehensive Income | $ 68,862 | $ 49,069 | $ 57,613 |

See the accompanying Notes to Consolidated Financial Statements.

THE LACLEDE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

| (Thousands) | | |
|---|---|---|
| September 30 | 2011 | 2010 |
| ASSETS | | |
| Utility Plant | $ 1,386,590 | $ 1,326,284 |
| Less – Accumulated depreciation and amortization | 457,907 | 442,200 |
| Net Utility Plant | 928,683 | 884,084 |
| Non-utility property (net of accumulated depreciation and amortization, 2011, $9,457; 2010, $3,864) | 4,588 | 4,551 |
| Other investments | 50,785 | 50,226 |
| Other Property and Investments | 55,373 | 54,777 |
| Current Assets: | | |
| Cash and cash equivalents | 43,277 | 86,919 |
| Accounts receivable: | | |
| Utility | 71,090 | 70,053 |
| Non-utility | 50,894 | 56,160 |
| Other | 12,572 | 11,671 |
| Allowance for doubtful accounts | (10,073) | (10,295) |
| Inventories: | | |
| Natural gas stored underground at LIFO cost | 115,170 | 113,576 |
| Propane gas at FIFO cost | 8,961 | 15,625 |
| Materials, supplies, and merchandise at average cost | 4,229 | 3,867 |
| Natural gas receivable | 30,689 | 22,963 |
| Derivative instrument assets | 7,759 | 10,285 |
| Unamortized purchased gas adjustments | 25,719 | 23,718 |
| Prepayments and other | 8,847 | 9,653 |
| Total Current Assets | 369,134 | 414,195 |
| Deferred Charges: | | |
| Regulatory assets | 423,492 | 479,462 |
| Other | 6,400 | 7,678 |
| Total Deferred Charges | 429,892 | 487,140 |
| Total Assets | $ 1,783,082 | $ 1,840,196 |

THE LACLEDE GROUP, INC.

CONSOLIDATED BALANCE SHEETS (Continued)

| (Thousands) | | |
|---|---|---|
| September 30 | 2011 | 2010 |
| CAPITALIZATION AND LIABILITIES | | |
| Capitalization: | | |
| Common stock equity | $ 573,331 | $ 535,577 |
| Long-term debt (less current portion) – Laclede Gas | 364,357 | 364,298 |
| Total Capitalization | 937,688 | 899,875 |
| Current Liabilities: | | |
| Notes payable | 46,000 | 129,650 |
| Accounts payable | 96,561 | 95,595 |
| Advance customer billings | 15,230 | 16,809 |
| Current portion of long-term debt | — | 25,000 |
| Wages and compensation accrued | 13,650 | 13,410 |
| Dividends payable | 9,359 | 8,942 |
| Customer deposits | 10,048 | 11,244 |
| Interest accrued | 8,812 | 9,639 |
| Taxes accrued | 11,901 | 10,501 |
| Deferred income taxes | 8,405 | 155 |
| Other | 11,968 | 12,979 |
| Total Current Liabilities | 231,934 | 333,924 |
| Deferred Credits and Other Liabilities: | | |
| Deferred income taxes | 315,405 | 292,391 |
| Unamortized investment tax credits | 3,326 | 3,538 |
| Pension and postretirement benefit costs | 185,701 | 207,607 |
| Asset retirement obligations | 27,495 | 25,837 |
| Regulatory liabilities | 50,846 | 47,365 |
| Other | 30,687 | 29,659 |
| Total Deferred Credits and Other Liabilities | 613,460 | 606,397 |
| Commitments and Contingencies (Note 15) | | |
| Total Capitalization and Liabilities | $ 1,783,082 | $ 1,840,196 |

See the accompanying Notes to Consolidated Financial Statements.

THE LACLEDE GROUP, INC.
STATEMENTS OF CONSOLIDATED CAPITALIZATION

| (Thousands, Except for Shares and Per Share Amounts)<br>September 30 | 2011 | 2010 |
|---|---|---|
| Common Stock Equity: | | |
| Common stock, par value $1 per share: | | |
| Authorized – 2011 and 2010, 70,000,000 shares | | |
| Issued – 2011, 22,430,734 shares; and 2010, 22,292,804 shares | $ 22,431 | $ 22,293 |
| Paid-in capital | 163,702 | 158,698 |
| Retained earnings | 389,298 | 361,723 |
| Accumulated other comprehensive loss | (2,100) | (7,137) |
| Total Common Stock Equity | 573,331 | 535,577 |
| Long-Term Debt – Laclede Gas: | | |
| First Mortgage Bonds: | | |
| 6-1/2% Series, due October 15, 2012 | 25,000 | 25,000 |
| 5-1/2% Series, due May 1, 2019 | 50,000 | 50,000 |
| 7% Series, due June 1, 2029 | 25,000 | 25,000 |
| 7.90% Series, due September 15, 2030 | 30,000 | 30,000 |
| 6% Series, due May 1, 2034 | 100,000 | 100,000 |
| 6.15% Series, due June 1, 2036 | 55,000 | 55,000 |
| 6.35% Series, due October 15, 2038 | 80,000 | 80,000 |
| Total | 365,000 | 365,000 |
| Unamortized discount, net of premium, on long-term debt | (643) | (702) |
| Total Long-Term Debt – Laclede Gas | 364,357 | 364,298 |
| Total Capitalization | $ 937,688 | $ 899,875 |

Long-term debt dollar amounts are exclusive of current portion.

See the accompanying Notes to Consolidated Financial Statements.

THE LACLEDE GROUP, INC.
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

| (Thousands, Except for Shares and Per Share Amounts) | Common Stock Issued Shares | Common Stock Issued Amount | Paid-in Capital | Retained Earnings | Accum. Other Comp. Income | Total |
|---|---|---|---|---|---|---|
| BALANCE OCTOBER 1, 2008 | 21,993,473 | $ 21,993 | $ 147,241 | $ 312,808 | $ 4,437 | $ 486,479 |
| Net income | — | — | — | 64,247 | — | 64,247 |
| Dividend reinvestment plan | 47,037 | 47 | 1,969 | — | — | 2,016 |
| Stock-based compensation costs | — | — | 3,981 | — | — | 3,981 |
| Employee stock options exercised | 54,125 | 54 | 1,604 | — | — | 1,658 |
| Employee restricted stock awards | 73,485 | 74 | (74) | — | — | — |
| Employees' taxes paid associated with restricted shares withheld upon vesting | — | — | (675) | — | — | (675) |
| Non-employee directors' restricted stock awards | — | — | (570) | — | — | (570) |
| Tax benefit – stock compensation | — | — | 742 | — | — | 742 |
| Dividends declared: | | | | | | |
| Common stock ($1.54 per share) | — | — | — | (34,100) | — | (34,100) |
| Other comprehensive loss, net of tax | — | — | — | — | (6,634) | (6,634) |
| Adoption of SFAS No. 158, as codified in ASC Topic 715, net of tax | — | — | — | (145) | 31 | (114) |
| BALANCE SEPTEMBER 30, 2009 | 22,168,120 | 22,168 | 154,218 | 342,810 | (2,166) | 517,030 |
| Net income | — | — | — | 54,040 | — | 54,040 |
| Dividend reinvestment plan | 42,733 | 43 | 1,379 | — | — | 1,422 |
| Stock-based compensation costs | — | — | 3,783 | — | — | 3,783 |
| Employee stock options exercised | 12,500 | 13 | 371 | — | — | 384 |
| Employee restricted stock awards | 69,451 | 69 | (69) | — | — | — |
| Employees' taxes paid associated with restricted shares withheld upon vesting | — | — | (576) | — | — | (576) |
| Non-employee directors' restricted stock awards | — | — | (406) | — | — | (406) |
| Tax benefit – stock compensation | — | — | (2) | — | — | (2) |
| Dividends declared: | | | | | | |
| Common stock ($1.58 per share) | — | — | — | (35,127) | — | (35,127) |
| Other comprehensive loss, net of tax | — | — | — | — | (4,971) | (4,971) |
| BALANCE SEPTEMBER 30, 2010 | 22,292,804 | 22,293 | 158,698 | 361,723 | (7,137) | 535,577 |
| Net income | — | — | — | 63,825 | — | 63,825 |
| Dividend reinvestment plan | 43,354 | 43 | 1,571 | — | — | 1,614 |
| Stock-based compensation costs | — | — | 3,949 | — | — | 3,949 |
| Employee stock options exercised | 30,100 | 30 | 905 | — | — | 935 |
| Employee restricted stock awards | 64,476 | 65 | (65) | — | — | — |
| Employees' taxes paid associated with restricted shares withheld upon vesting | — | — | (1,162) | — | — | (1,162) |
| Non-employee directors' restricted stock awards | — | — | (494) | — | — | (494) |
| Tax benefit – stock compensation | — | — | 300 | — | — | 300 |
| Dividends declared: | | | | | | |
| Common stock ($1.62 per share) | — | — | — | (36,250) | — | (36,250) |
| Other comprehensive income, net of tax | — | — | — | — | 5,037 | 5,037 |
| BALANCE SEPTEMBER 30, 2011 | 22,430,734 | $ 22,431 | $ 163,702 | $ 389,298 | $ (2,100) | $ 573,331 |

See the accompanying Notes to Consolidated Financial Statements.

THE LACLEDE GROUP, INC.
STATEMENTS OF CONSOLIDATED CASH FLOWS

| (Thousands)<br>Years Ended September 30 | 2011 | 2010 | 2009 |
|---|---|---|---|
| Operating Activities: | | | |
| Net Income | $ 63,825 | $ 54,040 | $ 64,247 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | | |
| Depreciation, amortization and accretion | 39,764 | 37,908 | 37,041 |
| Deferred income taxes and investment tax credits | 23,885 | 32,757 | 17,937 |
| Other - net | 3,431 | 2,891 | 3,682 |
| Changes in assets and liabilities: | | | |
| Accounts receivable – net | 3,106 | (7,594) | 78,964 |
| Unamortized purchased gas adjustments | (2,001) | (26,848) | 36,541 |
| Deferred purchased gas costs | 44,565 | 20,265 | (45,234) |
| Accounts payable | (4,860) | 22,457 | (86,184) |
| Advance customer billings – net | (1,579) | (4,331) | (4,408) |
| Taxes accrued | 1,387 | (5,583) | 4,546 |
| Natural gas stored underground | (1,594) | (20,263) | 102,868 |
| Other assets and liabilities | (2,742) | 1,216 | 18,753 |
| Net cash provided by operating activities | 167,187 | 106,915 | 228,753 |
| Investing Activities: | | | |
| Capital expenditures | (67,638) | (56,997) | (52,384) |
| Other investments | 631 | (3,776) | 130 |
| Net cash used in investing activities | (67,007) | (60,773) | (52,254) |
| Financing Activities: | | | |
| Maturity of first mortgage bonds | (25,000) | — | — |
| Repayment of short-term debt - net | (83,650) | (150) | (86,100) |
| Change in book overdrafts | (545) | 358 | 652 |
| Issuance of common stock | 2,549 | 1,806 | 3,674 |
| Non-employee directors' restricted stock awards | (494) | (406) | (570) |
| Dividends paid | (35,821) | (34,851) | (33,806) |
| Preferred stock redeemed/reacquired | — | — | (627) |
| Employees' taxes paid associated with restricted shares withheld upon vesting | (1,162) | (576) | (675) |
| Excess tax benefits from stock-based compensation | 314 | 131 | 761 |
| Other | (13) | (126) | (116) |
| Net cash used in financing activities | (143,822) | (33,814) | (116,807) |
| Net (Decrease) Increase in Cash and Cash Equivalents | (43,642) | 12,328 | 59,692 |
| Cash and Cash Equivalents at Beginning of Year | 86,919 | 74,591 | 14,899 |
| Cash and Cash Equivalents at End of Year | $ 43,277 | $ 86,919 | $ 74,591 |
| Supplemental Disclosure of Cash Paid (Refunded) During the Year for: | | | |
| Interest | $ 25,332 | $ 26,393 | $ 29,266 |
| Income taxes | 6,860 | (3,842) | 5,936 |

See the accompanying Notes to Consolidated Financial Statements.

## THE LACLEDE GROUP, INC.
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**BASIS OF CONSOLIDATION -** The consolidated financial statements include the accounts of The Laclede Group, Inc. (Laclede Group or the Company) and its subsidiary companies. All subsidiaries are wholly owned. Laclede Gas Company (Laclede Gas or the Utility) and other subsidiaries of Laclede Group may engage in related party transactions during the ordinary course of business. All intercompany balances have been eliminated from the consolidated financial statements of Laclede Group except that certain intercompany transactions with Laclede Gas are not eliminated in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 980, "Regulated Operations." Those types of transactions include sales of natural gas from Laclede Gas to Laclede Energy Resources, Inc. (LER), sales of natural gas from LER to Laclede Gas, and transportation services provided by Laclede Pipeline Company to Laclede Gas. These revenues are shown on the Intersegment revenues lines in the table included in Note 14 under Regulated Gas Distribution, Non-Regulated Gas Marketing, and Other columns, respectively.

**NATURE OF OPERATIONS -** Laclede Group is a public utility holding company under the Public Utility Holding Company Act of 2005. All subsidiaries are wholly owned by Laclede Group. The Regulated Gas Distribution segment includes the regulated activities of Laclede Gas, Laclede Group's largest subsidiary and core business unit. Laclede Gas is a public utility engaged in the retail distribution and sale of natural gas. Laclede Gas serves an area in eastern Missouri, with a population of approximately 2.2 million, including the City of St. Louis and parts of ten counties in eastern Missouri. As an adjunct to its gas distribution business, Laclede Gas operates an underground natural gas storage field. The Non-Regulated Gas Marketing segment includes LER, a subsidiary engaged in the marketing of natural gas and related activities on a non-regulated basis. The activities of other subsidiaries and the non-regulated activities of Laclede Gas are described in Note 14, Information by Operating Segment, and are included in the Other column.

**USE OF ESTIMATES -** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

**SYSTEM OF ACCOUNTS -** The accounts of Laclede Gas are maintained in accordance with the Uniform System of Accounts prescribed by the Missouri Public Service Commission (MoPSC or Commission), which system substantially conforms to that prescribed by the Federal Energy Regulatory Commission (FERC). The accounts of Laclede Pipeline Company are maintained in accordance with the Uniform System of Accounts prescribed by the FERC.

**UTILITY PLANT, DEPRECIATION AND AMORTIZATION -** Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and materials, allocable overheads, and an allowance for funds used during construction. The costs of units of property retired, replaced, or renewed are removed from utility plant and are charged to accumulated depreciation. Maintenance and repairs of property and replacement and renewal of items determined to be less than units of property are charged to maintenance expenses.

Utility plant is depreciated on a straight-line basis at rates based on estimated service lives of the various classes of property. In fiscal years 2011, 2010, and 2009, annual depreciation and amortization expense averaged 3.1% of the original cost of depreciable and amortizable property.

The Utility's capital expenditures were $67.3 million, $56.2 million, and $51.4 million for fiscal years 2011, 2010, and 2009, respectively. Additionally, the Utility had recorded accruals for capital expenditures totaling $8.2 million at September 30, 2011, $2.2 million at September 30, 2010, and $1.7 million at September 30, 2009. Accrued capital expenditures are excluded from the Statements of Consolidated Cash Flows.

**ASSET RETIREMENT OBLIGATIONS** - Laclede Group records legal obligations associated with the retirement of long-lived assets in the period in which the obligations are incurred, if sufficient information exists to reasonably estimate the fair value of the obligations. Obligations are recorded as both a cost of the related long-lived asset and as a corresponding liability. Subsequently, the asset retirement costs are depreciated over the life of the asset and the asset retirement obligations are accreted to the expected settlement amounts. The Company has recorded asset retirement obligations associated with certain safety requirements to purge and seal gas distribution mains upon retirement, the plugging and abandonment of storage wells and other storage facilities, specific service line obligations, and certain removal and disposal obligations related to components of Laclede Gas' distribution system and general plant. Asset retirement obligations recorded by Laclede Group's other subsidiaries are not material. As authorized by the MoPSC, Laclede Gas accrues future asset removal costs associated with its property, plant and equipment even if a legal obligation does not exist. Such accruals are provided for through depreciation expense and are recorded with corresponding credits to regulatory liabilities. When Laclede Gas retires depreciable utility plant and equipment, it charges the associated original costs to accumulated depreciation and amortization, and any related removal costs incurred are charged to regulatory liabilities. The difference between removal costs recognized in depreciation rates and the accretion expense and depreciation expense recognized for financial reporting purposes is a timing difference between recovery of these costs in rates and their recognition for financial reporting purposes. Accordingly, these differences are deferred as regulatory liabilities. In the rate setting process, the regulatory liability is deducted from the rate base upon which the Utility has the opportunity to earn its allowed rate of return.

The following table presents a reconciliation of the beginning and ending balances of Asset retirement obligations at September 30 as reported in the Consolidated Balance Sheets:

| (Thousands) | 2011 | 2010 |
|---|---|---|
| Asset retirement obligations, beginning of year | $ 25,837 | $ 25,503 |
| Liabilities incurred during the period | 687 | 208 |
| Liabilities settled during the period | (574) | (904) |
| Accretion | 1,545 | 1,526 |
| Revisions in estimated cash flows | — | (496) |
| Asset retirement obligations, end of year | $ 27,495 | $ 25,837 |

**REGULATED OPERATIONS** - Laclede Gas accounts for its regulated operations in accordance with ASC Topic 980. This Topic sets forth the application of generally accepted accounting principles in the United States of America (GAAP) for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of this accounting guidance require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities).

The following regulatory assets and regulatory liabilities were reflected in the Consolidated Balance Sheets as of September 30:

| (Thousands) | 2011 | 2010 |
|---|---|---|
| Regulatory Assets: | | |
| Future income taxes due from customers | $ 106,460 | $ 100,624 |
| Pension and postretirement benefit costs | 272,126 | 288,077 |
| Unamortized purchased gas adjustments | 25,719 | 23,718 |
| Purchased gas costs | 29,476 | 74,040 |
| Compensated absences | 7,769 | 7,885 |
| Cold weather rule | 2,023 | 4,275 |
| Other | 5,638 | 4,561 |
| Total Regulatory Assets | $ 449,211 | $ 503,180 |
| Regulatory Liabilities: | | |
| Unamortized investment tax credits | $ 3,326 | $ 3,538 |
| Accrued cost of removal | 49,380 | 45,441 |
| Other | 1,466 | 1,924 |
| Total Regulatory Liabilities | $ 54,172 | $ 50,903 |

As authorized by the MoPSC, Laclede Gas discontinued deferring certain costs for future recovery, as expenses associated with those specific areas were included in approved rates effective December 27, 1999. Previously deferred costs of $10.5 million are being recovered and amortized on a straight-line basis over a fifteen-year period, without return on investment. Amortization of these costs totaled $8.3 million from December 27, 1999 through September 30, 2011.

Certain previously deferred costs, totaling $2.6 million, are being recovered and amortized on a straight-line basis over a period of approximately two years, without return on investment. Amortization of these costs totaled $1.4 million from September 1, 2010 through September 30, 2011.

**NATURAL GAS STORED UNDERGROUND -** Inventory of Utility natural gas in storage is priced on a last-in, first-out (LIFO) basis. The replacement cost of natural gas stored underground for current use at September 30, 2011 and September 30, 2010 was less than the LIFO cost by $19.9 million and $26.5 million, respectively. The inventory carrying value is not adjusted to the lower of cost or market prices because, pursuant to the Laclede Gas Purchased Gas Adjustment (PGA) Clause, actual gas costs are recovered in customer rates.

**REVENUE RECOGNITION -** Laclede Gas reads meters and bills its customers on monthly cycles. The Utility records its regulated gas distribution revenues from gas sales and transportation services on an accrual basis that includes estimated amounts for gas delivered, but not yet billed. The accruals for unbilled revenues are reversed in the subsequent accounting period when meters are actually read and customers are billed. The amounts of accrued unbilled revenues at September 30, 2011 and 2010, for the Utility, were $11.8 million and $11.3 million, respectively.

LER and Laclede Group's other subsidiaries record revenues when earned, either when the product is delivered or when services are performed.

In the course of its business, LER enters into commitments associated with the purchase or sale of natural gas. Many of LER's derivative natural gas contracts are designated as normal purchases or normal sales, and, as such, are excluded from the scope of ASC Topic 815, "Derivatives and Hedging." As such, those contracts are accounted for as executory contracts and recorded on an accrual basis. Revenues are recorded using a gross presentation. Contracts not designated as normal purchases or normal sales are recorded as derivatives with changes in fair value (representing unrealized gains or losses) recognized in earnings in the periods prior to physical delivery. For additional information on derivative instruments, refer to Note 10, Derivative Instruments and Hedging Activities.

**PURCHASED GAS ADJUSTMENTS AND DEFERRED ACCOUNT –** As authorized by the MoPSC, the PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review by the MoPSC, the cost of purchased gas supplies. To better match customer billings with market natural gas prices, the Utility is allowed to file to modify, on a periodic basis, the level of gas costs in its PGA. Laclede Gas has a risk management policy that allows for the purchase of natural gas derivative instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. The MoPSC clarified that costs, cost reductions, and carrying costs associated with the Utility's use of natural gas derivative instruments are gas costs recoverable through the PGA mechanism. Certain other provisions of the PGA Clause are included below:

- The tariffs allow the Utility flexibility to make up to three discretionary PGA changes during each year, in addition to its mandatory November PGA change, so long as such changes are separated by at least two months.
- The Utility is authorized to recover gas inventory carrying costs through its PGA rates to recover costs it incurs to finance its investment in gas supplies that are purchased during the storage injection season for sale during the heating season. The Utility is also authorized to apply carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of derivative instruments, including cash payments for margin deposits.
- The MoPSC approved a plan applicable to the Utility's gas supply commodity costs under which it retains a portion of cost savings associated with the acquisition of natural gas below an established benchmark level of gas cost. This gas supply cost management program allows the Utility to retain 10% of cost savings, up to a maximum of $3.0 million annually. Laclede Gas did not record any income under the plan during fiscal years 2011, 2010, and 2009. Income recorded under the plan, if any, is included in Regulated Gas Distribution Operating Revenues on the Statements of Consolidated Income.

Pursuant to the provisions of the PGA Clause, the difference between actual costs incurred and costs recovered through the application of the PGA (including costs and cost reductions associated with the use of derivative instruments and gas inventory carrying costs), amounts due to or from customers related to operation of the gas supply cost management program, refunds received from the Company's suppliers in connection with gas supply, transportation, and storage services, and carrying costs on such over- or under-recoveries are reflected as a deferred charge or credit until fiscal year end. At that time, the balance is classified as a current asset or current liability and recovered from, or credited to, customers over an annual period commencing in November. The balance in the current account is amortized as amounts are reflected in customer billings. The PGA Clause also provides for the treatment of income from off-system sales and capacity release revenues. Pre-tax income from off-system sales and capacity release revenues is shared with customers, with an estimated amount assumed in PGA rates. The customer share of such income is determined in accordance with the table below. The difference between the actual amount allocated to customers for each fiscal year and the estimated amount assumed in PGA rates is recovered from, or credited to, customers over an annual period commencing in the subsequent November.

| Pre-tax Income | Customer Share | Company Share |
|---|---|---|
| First $2 million | 85% | 15% |
| Next $2 million | 80% | 20% |
| Next $2 million | 75% | 25% |
| Amounts exceeding $6 million | 70% | 30% |

**INCOME TAXES -** Laclede Group and its subsidiaries have elected, for tax purposes only, various accelerated depreciation provisions of the Internal Revenue Code. In addition, certain other costs are expensed currently for tax purposes while being deferred for book purposes. GAAP permits the benefit from a tax position to be recognized only if, and to the extent that, it is more likely than not that the tax position will be sustained upon examination by the taxing authority, based on the technical merits of the position. Unrecognized tax benefits and related interest and penalties, if any, are recorded as liabilities or as a reduction to deferred tax assets. Laclede Group companies record deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements, and the related tax basis. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or regulatory liability accounts for regulated companies, and will be reflected as income or loss for non-regulated companies.

Laclede Gas' investment tax credits utilized prior to 1986 have been deferred and are being amortized in accordance with regulatory treatment over the useful life of the related property.

**CASH AND CASH EQUIVALENTS** - All highly liquid debt instruments purchased with original maturities of three months or less are considered to be cash equivalents. Such instruments are carried at cost, which approximates market value. Outstanding checks on the Company's controlled disbursement bank accounts in excess of funds on deposit create book overdrafts (which are funded at the time checks are presented for payment) and are classified as Other in the Current Liabilities section of the Consolidated Balance Sheets. Changes in book overdrafts between periods are reflected as Financing Activities in the Statements of Consolidated Cash Flows.

**NATURAL GAS RECEIVABLE** – From time to time, LER enters into natural gas transactions with natural gas pipeline companies known as park and loan arrangements. Under the terms of the arrangements, LER purchases natural gas from a third party and delivers that natural gas to the pipeline company for the right to receive the same quantity of natural gas from the pipeline company at the same location in a specified future period. These arrangements are accounted for as non-monetary transactions under GAAP and are recorded at the carrying amount. As such, natural gas receivables are reflected on the Consolidated Balance Sheets at cost, which includes related pipeline fees associated with the transactions. In the period that the natural gas is returned to LER, concurrent with the sale of the natural gas to a third party, the related natural gas receivable is expensed in the Statements of Consolidated Income. In conjunction with these transactions, LER usually enters into New York Mercantile Exchange (NYMEX) and Ice Clear Europe (ICE) natural gas futures and swap contracts or fixed price sales agreements to protect against market changes in future sales prices.

**EARNINGS PER COMMON SHARE** - GAAP requires dual presentation of basic and diluted earnings per share (EPS). EPS is computed using the two-class method, which is an earnings allocation method for computing EPS that treats a participating security as having rights to earnings that would otherwise have been available to common shareholders. Certain of the Company's stock-based compensation awards pay nonforfeitable dividends to the participants during the vesting period and, as such, are deemed participating securities. Basic EPS is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding that are increased for additional shares that would be outstanding if potentially dilutive non-participating securities were converted to common shares, pursuant to the treasury stock method. Shares attributable to non-participating stock options and time-vested restricted stock/units are excluded from the calculation of diluted earnings per share if the effect would be antidilutive. Shares attributable to non-participating performance-contingent restricted stock awards are only included in the calculation of diluted earnings per share to the extent the underlying performance and/or market conditions are satisfied (a) prior to the end of the reporting period or (b) would be satisfied if the end of the reporting period were the end of the related contingency period and the result would be dilutive. The Company's EPS computations are set forth in Note 4, Earnings Per Common Share.

**GROSS RECEIPTS AND SALES TAXES** - Gross receipts taxes associated with Laclede Gas' natural gas utility service are imposed on the Utility and billed to its customers. These amounts are recorded gross in the Statements of Consolidated Income. Amounts recorded in Regulated Gas Distribution Operating Revenues were $43.5 million, $44.1 million, and $51.6 million for fiscal years 2011, 2010, and 2009, respectively. Gross receipts taxes are expensed by the Utility and included in the Taxes, other than income taxes line.

Sales taxes imposed on applicable Company sales are billed to customers. These amounts are not recorded in the Statements of Consolidated Income, but are recorded as tax collections payable and included in the Other line of the Current Liabilities section of the Consolidated Balance Sheets.

**ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS** – Trade accounts receivable are recorded at the amounts due from customers, including unbilled amounts. Estimates of the collectibility of trade accounts receivable are based on historical trends, age of receivables, economic conditions, credit risk of specific customers, and other factors. Accounts receivable are written off against the allowance for doubtful accounts when they are deemed to be uncollectible. The Utility's provision for uncollectible accounts includes the amortization of previously deferred uncollectible expenses, as approved by the MoPSC.

**GROUP MEDICAL AND WORKERS' COMPENSATION RESERVES** - The Company self-insures its group medical and workers' compensation costs and carries stop-loss coverage in relation to medical claims and workers' compensation claims. Reserves for amounts incurred but not reported are established based on historical cost levels and lags between occurrences and reporting.

**FAIR VALUE MEASUREMENTS** – Certain assets and liabilities are recognized or disclosed at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). GAAP establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The levels of the hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Pricing inputs other than quoted prices included within Level 1, which are either directly or indirectly observable for the asset or liability as of the reporting date. These inputs are derived principally from, or corroborated by, observable market data.

Level 3 – Pricing that is based upon inputs that are generally unobservable that are based on the best information available and reflect management's assumptions about how market participants would price the asset or liability.

Assessment of the significance of a particular input to the fair value measurements may require judgment and may affect the valuation of the asset or liability and its placement within the fair value hierarchy. Additional information about fair value measurements is provided in Note 2, Pension Plans and Other Postretirement Benefits, Note 8, Fair Value of Financial Instruments, and Note 9, Fair Value Measurements.

**STOCK-BASED COMPENSATION** – The Company measures all share-based compensation awards at fair value at the date of grant and recognizes the compensation cost of the awards over the requisite service period. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if the actual forfeitures differ from those estimates. Refer to Note 3, Stock-Based Compensation, for further discussion of the accounting for the Company's stock-based compensation plans.

**NEW ACCOUNTING STANDARDS** – In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, "Amendments to Achieve Common Fair Value Measurement Disclosure Requirements in U.S. GAAP and IFRSs." This ASU amends Accounting Standards Codification (ASC) Topic 820, "Fair Value Measurements and Disclosures," to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). The ASU does not change what items are measured at fair value, but instead makes various changes to the guidance pertaining to how fair value is measured. Additionally, the ASU sets forth additional disclosure requirements, including additional information about Level 3 fair value measurements. Many of the amendments in this ASU are changes to align the wording in U.S. GAAP with IFRS and, as such, are not intended to result in a change in the application of the guidance. The Company is currently evaluating the provisions of this ASU to determine the potential impact on its financial statements and disclosures. The Company is required to adopt the guidance in this ASU on a prospective basis in the second quarter of fiscal year 2012.

In June 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income," to amend ASC Topic 220, "Comprehensive Income," by changing certain financial statement presentation requirements. Under the amended guidance, entities may either present a single continuous statement of comprehensive income or present separate but consecutive statements (a statement of income and a statement of comprehensive income). Regardless of the method chosen, reclassification adjustments from other comprehensive income to net income are required to be presented on the face of the financial statements, displaying the effect on both net income and other comprehensive income. The amendments in this ASU do not change the items that are required to be reported in other comprehensive income and, accordingly, will not impact total net income, comprehensive income, or earnings per share. The Company will adopt the changes in presentation required by this ASU in the first quarter of fiscal year 2013 on a retrospective basis, as required by the ASU.

## 2. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

In September 2009, the Company adopted the measurement date provisions in ASC Topic 715. ASC Topic 715 requires that plan assets and benefit obligations be measured as of the date of the employer's fiscal year-end statement of financial position. The Company previously used a June 30 valuation date for its benefit plans. To change to a September 30 measurement date, the Company elected to use the 15-month alternative transition approach, wherein benefit costs for the period between June 30, 2008 and September 30, 2009 are allocated proportionately between a retained earnings adjustment and periodic benefit cost for the period. As a result of changing the measurement date, excluding the effect of income taxes, the Company recorded a one-time cumulative effect adjustment to reduce retained earnings by $0.2 million, increase accumulated other comprehensive income by $50,000, and, pursuant to ASC Topic 980, increase net regulatory assets by $5.1 million. In conjunction with the adoption, the Company recorded increases to benefit liabilities totaling $5.3 million.

**Pension Plans**

Laclede Gas has non-contributory, defined benefit, trusteed forms of pension plans covering substantially all employees. Effective January 1, 2009, the Utility modified the calculation of future benefits under Laclede Gas' primary plan from a years of service and final average compensation formula to a cash balance formula, which accrues benefits based on a percentage of compensation and provides interest credits on the balance. Benefits attributable to plan participation prior to January 1, 2009 will be based on final average compensation at the date of termination of employment and years of service earned at January 1, 2009. Effective January 1, 2010, the Utility modified the calculation of future benefits under its Missouri Natural Gas division plan from a career average formula to a cash balance formula, which accrues benefits based on a percentage of compensation, provides interest credits on the balance, and provides certain transition credits. Benefits attributable to plan participation prior to January 1, 2010 will be based on career average compensation earned as a participant prior to January 1, 2010. Plan assets consist primarily of corporate and U.S. government obligations and equity market exposure achieved through derivative instruments.

Pension costs in 2011, 2010, and 2009 amounted to $14.3, $7.4, and $6.2 million, respectively, including amounts charged to construction.

The net periodic pension costs include the following components:

| (Thousands) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Service cost – benefits earned during the period | $ 9,553 | $ 8,841 | $ 8,936 |
| Interest cost on projected benefit obligation | 18,819 | 19,729 | 20,957 |
| Expected return on plan assets | (18,849) | (20,256) | (20,938) |
| Amortization of prior service cost | 642 | 756 | 1,035 |
| Amortization of actuarial loss | 10,228 | 8,107 | 3,096 |
| Loss on lump-sum settlement | 943 | 1,078 | — |
| Sub-total | 21,336 | 18,255 | 13,086 |
| Regulatory adjustment | (7,066) | (10,862) | (6,890) |
| Net pension cost | $ 14,270 | $ 7,393 | $ 6,196 |

Other changes in plan assets and pension benefit obligations recognized in other comprehensive income include the following:

| (Thousands) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Current year actuarial (gain) loss | $ (13,485) | $ 3,822 | $ 84,187 |
| Amortization of actuarial loss | (11,171) | (9,185) | (3,096) |
| Current year prior service credit | — | (2,949) | — |
| Amortization of prior service cost | (642) | (756) | (1,035) |
| Sub-total | (25,298) | (9,068) | 80,056 |
| Regulatory adjustment | 24,533 | 9,380 | (78,527) |
| Total recognized in other comprehensive income | $ (765) | $ 312 | $ 1,529 |

Pursuant to the provisions of the Laclede Gas pension plans, pension obligations may be satisfied by lump-sum cash payments. Pursuant to a MoPSC Order, lump-sum payments are recognized as settlements (which can result in gains or losses) only if the total of such payments exceeds 100% of the sum of service and interest costs. Lump-sum payments recognized as settlements during fiscal year 2011 and 2010 were $2.3 million, in each year. No lump-sum payments were recognized as settlements during fiscal year 2009.

Pursuant to a MoPSC Order, the return on plan assets is based on the market-related value of plan assets implemented prospectively over a four-year period. Gains or losses not yet includible in pension cost are amortized only to the extent that such gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. The recovery in rates for the Utility's qualified pension plans is based on an annual allowance of $4.8 million effective August 1, 2007 and $15.5 million effective January 1, 2011. The difference between this amount and pension expense as calculated pursuant to the above and that otherwise would be included in the Statements of Consolidated Income and Statements of Consolidated Comprehensive Income is deferred as a regulatory asset or regulatory liability.

The following table sets forth the reconciliation of the beginning and ending balances of the pension benefit obligation at September 30:

| (Thousands) | 2011 | 2010 |
|---|---|---|
| Benefit obligation at beginning of year | $ 398,360 | $ 378,032 |
| Service cost | 9,553 | 8,841 |
| Interest cost | 18,819 | 19,729 |
| Plan amendments | — | (2,949) |
| Actuarial (gain) loss | (12,625) | 28,437 |
| Settlement loss | 746 | 778 |
| Gross benefits paid * | (30,690) | (34,508) |
| Benefit obligation at end of year | $ 384,163 | $ 398,360 |
| Accumulated benefit obligation at end of year | $ 329,594 | $ 338,042 |

* Includes $(2,333) and $(2,293) lump-sum payments recognized as settlements in fiscal years 2011 and 2010, respectively.

The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets at September 30:

| (Thousands) | 2011 | 2010 |
|---|---|---|
| Fair value of plan assets at beginning of year | $ 240,922 | $ 223,688 |
| Actual return on plan assets | 20,455 | 45,648 |
| Employer contributions | 17,272 | 6,094 |
| Gross benefits paid * | (30,690) | (34,508) |
| Fair value of plan assets at end of year | $ 247,959 | $ 240,922 |
| Funded status of plans, end of year | $ (136,204) | $ (157,438) |

* Includes $(2,333) and $(2,293) lump-sum payments recognized as settlements in fiscal years 2011 and 2010, respectively.

The following table sets forth the amounts recognized in the Consolidated Balance Sheets at September 30:

| (Thousands) | 2011 | 2010 |
|---|---|---|
| Current liabilities | $ (2,440) | $ (2,420) |
| Noncurrent liabilities | (133,764) | (155,018) |
| Total | $ (136,204) | $ (157,438) |
| Pre-tax amounts recognized in accumulated other comprehensive income not yet recognized as components of net periodic pension cost consist of: | | |
| Net actuarial loss | $ 132,671 | $ 157,327 |
| Prior service costs | 5,603 | 6,245 |
| Sub-total | 138,274 | 163,572 |
| Adjustments for amounts included in Regulatory Assets | (134,334) | (158,867) |
| Total | $ 3,940 | $ 4,705 |

At September 30, 2011, the following pre-tax amounts are expected to be amortized from accumulated other comprehensive income into net periodic pension cost during fiscal year 2012:

| (Thousands) | | |
|---|---|---|
| Amortization of net actuarial loss | $ | 9,105 |
| Amortization of prior service cost | | 592 |
| Sub-total | | 9,697 |
| Regulatory adjustment | | (9,332) |
| Total | $ | 365 |

The assumptions used to calculate net periodic pension costs are as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Weighted average discount rate | 4.75% | 5.25% | 6.60% |
| Weighted average rate of future compensation increase | 3.00% | 3.25% | 3.75% |
| Expected long-term rate of return on plan assets | 8.00% | 8.25% | 8.25% |

The weighted average discount rate is based on long-term, high quality bond indices at the measurement date. The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the investment portfolio. Assumed projected rates of return for each asset class were selected after analyzing historical experience and future expectations of the returns. The overall expected rate of return for the portfolio was developed based on the target allocation for each class. The expected return is a long-term assumption that generally does not change annually.

The assumptions used to calculate the benefit obligations are as follows:

| | 2011 | 2010 |
|---|---|---|
| Weighted average discount rate | 5.10% | 4.75% |
| Weighted average rate of future compensation increase | 3.00% | 3.00% |

Following are the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for plans that have a projected benefit obligation and an accumulated benefit obligation in excess of plan assets:

| (Thousands) | 2011 | 2010 |
|---|---|---|
| Projected benefit obligation | $ 384,163 | $ 398,360 |
| Fair value of plan assets | 247,959 | 240,922 |
| | | |
| Accumulated benefit obligation | 329,594 | 338,042 |
| Fair value of plan assets | 247,959 | 240,922 |

Following are the targeted and actual plan assets by category:

| | 2012 Target | 2011 Actual | 2010 Actual |
|---|---|---|---|
| Equity Strategy | 50% | 45% | 49% |
| Debt Securities | 50% | 55% | 51% |
| Total | 100% | 100% | 100% |

Laclede Gas' investment policy is designed to maximize, to the extent possible, the funded status of the plan over time, and minimize volatility of funding and costs. The policy seeks to maximize investment returns consistent with these objectives and Laclede Gas' tolerance for risk. The duration of plan liabilities and the impact of potential changes in asset values on the funded status are fundamental considerations in the selection of plan assets. Outside investment management specialists are utilized in each asset class. Such specialists are provided with guidelines, where appropriate, designed to ensure that the investment portfolio is managed in accordance with the policy. The policy seeks to avoid significant concentrations of risk by investing in a diversified portfolio of assets. Investments in corporate, U. S. government and agencies, and, to a lesser extent, international debt securities seek to provide duration matching with plan liabilities, and typically have investment grade ratings and reflect allocations across various entities and industries. The investment policy permits the use of derivative instruments, which may be used to achieve the desired market exposure of an index, adjust portfolio duration, or rebalance the total portfolio to the target asset allocation. The Equity Strategy utilizes a combination of derivative instruments and debt securities to achieve both diversified equity market exposure while generating returns from the fixed-income investments and providing further duration matching with the liabilities. Performance and compliance with the guidelines is regularly monitored. The policy calls for increased allocations to debt securities as the funded status improves.

Following are expected pension benefit payments for the succeeding five fiscal years, and in aggregate for the five years thereafter:

| (Millions) | Pensions from Qualified Trust | Pensions from Laclede Gas Funds |
|---|---|---|
| 2012 | $ 20.9 | $ 2.4 |
| 2013 | 22.2 | 1.5 |
| 2014 | 23.5 | 1.0 |
| 2015 | 26.9 | 0.8 |
| 2016 | 29.0 | 0.8 |
| 2017 – 2021 | 167.7 | 3.9 |

The funding policy of Laclede Gas is to contribute an amount not less than the minimum required by government funding standards, nor more than the maximum deductible amount for federal income tax purposes. Contributions to the pension plans in fiscal year 2012 are anticipated to be $25.1 million into the qualified trusts, and $2.4 million into the non-qualified plans.

**Postretirement Benefits**

Laclede Gas provides certain life insurance benefits at retirement. Medical insurance is available after early retirement until age 65. The transition obligation not yet includible in postretirement benefit cost is being amortized over 20 years. Postretirement benefit costs in 2011, 2010, and 2009 amounted to $9.1, $7.6, and 7.6 million, respectively, including amounts charged to construction.

Net periodic postretirement benefit costs consisted of the following components:

| (Thousands) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Service cost – benefits earned during the period | $ 7,676 | $ 6,442 | $ 5,132 |
| Interest cost on accumulated postretirement benefit obligation | 4,843 | 4,515 | 4,679 |
| Expected return on plan assets | (3,646) | (3,032) | (2,376) |
| Amortization of transition obligation | 136 | 136 | 136 |
| Amortization of prior service credit | (2,328) | (2,328) | (2,328) |
| Amortization of actuarial loss | 4,443 | 3,980 | 3,509 |
| Sub-total | 11,124 | 9,713 | 8,752 |
| Regulatory adjustment | (2,071) | (2,071) | (1,110) |
| Net postretirement benefit cost | $ 9,053 | $ 7,642 | $ 7,642 |

Other changes in plan assets and postretirement benefit obligations recognized in other comprehensive income include the following:

| (Thousands) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Current year actuarial loss | $ 1,696 | $ 6,713 | $ 11,137 |
| Amortization of actuarial loss | (4,443) | (3,980) | (3,509) |
| Amortization of prior service credit | 2,328 | 2,328 | 2,328 |
| Amortization of transition obligation | (136) | (136) | (136) |
| Sub-total | (555) | 4,925 | 9,820 |
| Regulatory adjustment | 555 | (4,925) | (9,820) |
| Total recognized in other comprehensive income | $ — | $ — | $ — |

Pursuant to a MoPSC Order, the return on plan assets is based on the market-related value of plan assets implemented prospectively over a four-year period. Gains and losses not yet includible in postretirement benefit cost are amortized only to the extent that such gain or loss exceeds 10% of the greater of the accumulated postretirement benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. The recovery in rates for the Utility's postretirement benefit plans is based on an annual allowance of $7.6 million effective August 1, 2007 and $9.5 million effective January 1, 2011. The difference between this amount and postretirement benefit cost based on the above and that otherwise would be included in the Statements of Consolidated Income and Statements of Consolidated Comprehensive Income is deferred as a regulatory asset or regulatory liability.

The following table sets forth the reconciliation of the beginning and ending balances of the postretirement benefit obligation at September 30:

| (Thousands) | 2011 | 2010 |
|---|---|---|
| Benefit obligation at beginning of year | $ 97,979 | $ 83,631 |
| Service cost | 7,676 | 6,442 |
| Interest cost | 4,843 | 4,515 |
| Actuarial (gain) loss | (1,159) | 7,564 |
| Gross benefits paid | (5,348) | (4,173) |
| Benefit obligation at end of year | $ 103,991 | $ 97,979 |

The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets at September 30:

| (Thousands) | 2011 | 2010 |
|---|---|---|
| Fair value of plan assets at beginning of year | $ 45,090 | $ 33,561 |
| Actual return on plan assets | 791 | 3,883 |
| Employer contributions | 11,211 | 11,819 |
| Gross benefits paid | (5,348) | (4,173) |
| Fair value of plan assets at end of year | $ 51,744 | $ 45,090 |
| | | |
| Funded status of plans, end of year | $ (52,247) | $ (52,889) |

The following table sets forth the amounts recognized in the Consolidated Balance Sheets at September 30:

| (Thousands) | 2011 | 2010 |
|---|---|---|
| Current liabilities | $ (310) | $ (300) |
| Noncurrent liabilities | (51,937) | (52,589) |
| Total | $ (52,247) | $ (52,889) |
| Pre-tax amounts recognized in accumulated other comprehensive income not yet recognized as components of net periodic postretirement benefit cost consist of: | | |
| Net actuarial loss | $ 46,696 | $ 49,442 |
| Prior service credit | (2,096) | (4,423) |
| Transition obligation | 229 | 365 |
| Sub-total | 44,829 | 45,384 |
| Adjustments for amounts included in Regulatory Assets | (44,829) | (45,384) |
| Total | $ – | $ – |

At September 30, 2011, the following pre-tax amounts are expected to be amortized from accumulated other comprehensive income into net periodic postretirement benefit cost during fiscal year 2012:

| (Thousands) | |
|---|---|
| Amortization of net actuarial loss | $ 4,261 |
| Amortization of prior service credit | (2,072) |
| Amortization of transition obligation | 136 |
| Sub-total | 2,325 |
| Regulatory adjustment | (2,325) |
| Total | $ – |

The assumptions used to calculate net periodic postretirement benefit costs are as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Weighted average discount rate | 4.70% | 5.15% | 6.35% |
| Weighted average rate of future compensation increase | 3.00% | 3.25% | 3.75% |
| Expected long-term rate of return on plan assets | 8.00% | 8.25% | 8.25% |

The weighted average discount rate is based on long-term, high quality bond indices at the measurement date. The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the investment portfolio. Assumed projected rates of return for each asset class were selected after analyzing historical experience and future expectations of the returns. The overall expected rate of return for the portfolio was developed based on the target allocation for each class. The expected return is a long-term assumption that generally does not change annually.

The assumptions used to calculate the accumulated postretirement benefit obligations are as follows:

| | 2011 | 2010 |
|---|---|---|
| Weighted average discount rate | 5.05% | 4.70% |
| Weighted average rate of future compensation increase | 3.00% | 3.00% |

The assumed medical cost trend rates at September 30 are as follows:

| | 2011 | 2010 |
|---|---|---|
| Medical cost trend assumed for next year | 7.50% | 8.00% |
| Rate to which the medical cost trend rate is assumed to decline (the ultimate medical cost trend rate) | 5.00% | 5.00% |
| Year that the rate reaches the ultimate trend | 2017 | 2017 |

The following table presents the effect of an assumed 1% change in the assumed medical cost trend rate:

| (Thousands) | 1% Increase | 1% Decrease |
|---|---|---|
| Effect on net periodic postretirement benefit cost | $ 1,380 | $ (1,230) |
| Effect on accumulated postretirement benefit obligation | 6,580 | (5,990) |

Following are the targeted and actual plan assets by category:

| | 2012 Target | 2011 Actual | 2010 Actual |
|---|---|---|---|
| Equity Securities | 60% | 59% | 59% |
| Debt Securities | 40% | 41% | 41% |
| Total | 100% | 100% | 100% |

Missouri state law provides for the recovery in rates of costs accrued pursuant to GAAP provided that such costs are funded through an independent, external funding mechanism. Laclede Gas established Voluntary Employees' Beneficiary Association and Rabbi trusts as its external funding mechanisms. Laclede Gas' investment policy seeks to maximize investment returns consistent with Laclede Gas' tolerance for risk. Outside investment management specialists are utilized in each asset class. Such specialists are provided with guidelines, where appropriate, designed to ensure that the investment portfolio is managed in accordance with policy. Performance and compliance with the guidelines is regularly monitored. Laclede Gas' current investment policy targets an asset allocation of 60% to equity securities and 40% to debt securities, excluding cash held in short-term debt securities for the purpose of making benefit payments. Laclede Gas currently invests in a mutual fund which is rebalanced on an ongoing basis to the target allocation. The mutual fund is diversified across U.S. stock and bond markets.

Following are expected postretirement benefit payments for the succeeding five fiscal years, and in aggregate for the five years thereafter:

| (Millions) | Benefits Paid from Qualified Trust | Benefits Paid from Laclede Gas Funds |
|---|---|---|
| 2012 | $ 5.2 | $ 0.3 |
| 2013 | 5.5 | 0.3 |
| 2014 | 5.8 | 0.3 |
| 2015 | 6.2 | 0.4 |
| 2016 | 6.8 | 0.4 |
| 2017 – 2021 | 51.9 | 2.0 |

Laclede Gas' funding policy is to contribute amounts to the trusts equal to the periodic benefit cost calculated pursuant to GAAP as recovered in rates. Contributions to the postretirement plans in fiscal year 2012 are anticipated to be $11.4 million to the qualified trusts, and $0.3 million paid directly to participants from Laclede Gas funds.

**Other Plans**

Laclede Gas sponsors 401(k) plans that cover substantially all employees. The plans allow employees to contribute a portion of their base pay in accordance with specific guidelines. Laclede Gas provides a match of such contributions within specific limits. The cost of the defined contribution plans of Laclede Gas amounted to $3.6 million, $3.6 million, and $3.5 million for fiscal years 2011, 2010, and 2009, respectively.

**Fair Value Measurements of Pension and Other Postretirement Plan Assets**

The table below categorizes the fair value measurements of Laclede Gas' pension plan assets:

| (Thousands) | Quoted Prices in Active Markets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total |
|---|---|---|---|---|
| **As of September 30, 2011** | | | | |
| Cash and cash equivalents | $ 2,123 | $ — | $ — | $ 2,123 |
| Debt Securities | | | | |
| U.S. bond mutual funds | 36,542 | — | — | 36,542 |
| U.S. government | — | 80,185 | — | 80,185 |
| U.S. corporate | — | 103,352 | — | 103,352 |
| U.S. municipal | — | 9,019 | — | 9,019 |
| International | — | 18,578 | — | 18,578 |
| Derivative instruments (a) | — | (1,840) | — | (1,840) |
| Total | $ 38,665 | $ 209,294 | $ — | $ 247,959 |
| **As of September 30, 2010** | | | | |
| Cash and cash equivalents | $ 1,406 | $ — | $ — | $ 1,406 |
| Debt Securities | | | | |
| U.S. bond mutual funds | 33,082 | — | — | 33,082 |
| U.S. government | — | 90,993 | — | 90,993 |
| U.S. corporate | — | 90,476 | — | 90,476 |
| U.S. municipal | — | 6,241 | — | 6,241 |
| International | — | 18,676 | — | 18,676 |
| Derivative instruments (b) | — | 9 | — | 9 |
| Other | — | 39 | — | 39 |
| Total | $ 34,488 | $ 206,434 | $ — | $ 240,922 |

(a) Derivative liabilities of $10,661 net of cash margin receivable of $8,821.
(b) Derivative assets of $10,399 net of cash margin payable of $10,390.

The table below categorizes the fair value measurements of Laclede Gas' postretirement plan assets:

| (Thousands) | Quoted Prices in Active Markets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total |
|---|---|---|---|---|
| **As of September 30, 2011** | | | | |
| Cash and cash equivalents | $ 1,109 | $ — | $ — | $ 1,109 |
| U.S. stock/bond mutual fund | 50,635 | — | — | 50,635 |
| Total | $ 51,744 | $ — | $ — | $ 51,744 |
| **As of September 30, 2010** | | | | |
| Cash and cash equivalents | $ 1,021 | $ — | $ — | $ 1,021 |
| U.S. stock/bond mutual fund | 44,069 | — | — | 44,069 |
| Total | $ 45,090 | $ — | $ — | $ 45,090 |

Cash and cash equivalents include money market mutual funds valued based on quoted market prices. Fair values of derivative instruments are calculated by investment managers who use valuation models that incorporate observable market inputs. Debt securities are valued based on broker/dealer quotations or by using observable market inputs. The stock and bond mutual funds are valued at the quoted market price of the identical securities.

## 3. STOCK-BASED COMPENSATION

The Laclede Group 2006 Equity Incentive Plan (the 2006 Plan) was amended and approved at the annual meeting of shareholders of Laclede Group on January 27, 2011. The purpose of the 2006 Plan is to encourage officers and employees of the Company and its subsidiaries to contribute to the Company's success and align their interests with that of shareholders. To accomplish this purpose, the Compensation Committee (Committee) of the Board of Directors may grant awards under the 2006 Plan that may be earned by achieving performance objectives and/or other criteria as determined by the Committee. Under the terms of the 2006 Plan, officers and employees of the Company and its subsidiaries, as determined by the Committee, are eligible to be selected for awards. The 2006 Plan provides for restricted stock, restricted stock units, qualified and non-qualified stock options, stock appreciation rights, and performance shares payable in stock, cash, or a combination of both. The 2006 Plan generally provides a minimum vesting period of at least three years for each type of award. The maximum number of shares reserved for issuance under the 2006 Plan is 1,250,000. The 2006 Plan replaced the Laclede Group Equity Incentive Plan (the 2003 Plan). Shares reserved under the 2003 Plan, other than those needed for currently outstanding awards, were canceled upon shareholder approval of the 2006 Plan.

The Company's Restricted Stock Plan for Non-Employee Directors (Plan) was amended and approved by shareholders in January 2009. The principal purpose of the Plan is to attract and retain qualified persons who are not employees or former employees of the Company or any of its subsidiaries for service as members of the Board of Directors and to encourage ownership in the Company by such non-employee directors by granting shares of common stock subject to restrictions. Shares vest depending on the participant's age upon entering the Plan and years of service as a director. The total number of shares of common stock that may be issued under the Restricted Stock Plan for Non-Employee Directors is 150,000.

The Company issues new shares to satisfy employee restricted stock awards and stock option exercises. Shares for non-employee directors are purchased on the open market.

### Restricted Stock Awards

During fiscal year 2011, the Company granted 81,525 performance-contingent restricted shares and share units to executive officers and key employees at a weighted average grant date fair value of $30.78 per share/unit. This number represents the maximum shares that can be earned pursuant to the terms of the awards. The shares and share units have a performance period ending September 30, 2013, during which participants are entitled to voting rights on the target level, or 54,350 shares. Dividends on these target level of shares accrue during the performance period and will be paid to the participants up to the target level upon vesting, but are subject to forfeiture if the underlying shares do not vest. The number of shares and share units that will ultimately vest is dependent upon the attainment of certain levels of earnings growth and other strategic goals; further, under the terms of the award, the Compensation Committee of the Board of Directors has the discretion to reduce by up to 25% the number that vest if the Company's total shareholder return (TSR) during the performance period ranks below the median relative to a comparator group of companies. This TSR provision is considered a market condition under generally accepted accounting principles and is discussed further below.

Additionally, on September 1, 2011, Laclede Group granted 10,000 restricted stock units to an executive officer at a grant date fair value of $29.85 per unit, that vest after two years of employment and satisfaction of a market condition related to the Company's stock price. Pursuant to that market condition, provided that two years of service are completed, half of these restricted stock units will vest upon attainment of a targeted average of the Company's stock price and the remaining half of the restricted stock units will vest upon attainment of a second targeted average of the Company's stock price. These restricted stock units will expire September 1, 2016. No dividends are paid or accrued during the vesting period. Furthermore, the participant has no voting rights in the interim.

The weighted average grant date fair value of performance-contingent restricted shares and share units granted during fiscal years 2010 and 2009 was $25.41 and $47.17 per share/unit, respectively.

Fiscal year 2011 activity of restricted stock and restricted stock units subject to performance and/or market conditions is presented below:

| | Shares/ Units | Weighted Average Grant Date Fair Value |
|---|---|---|
| Nonvested at September 30, 2010 | 255,300 | $ 34.07 |
| Granted (maximum shares that can be earned) | 91,525 | $ 30.68 |
| Vested | (72,750) | $ 29.32 |
| Forfeited | (15,000) | $ 32.65 |
| Nonvested at September 30, 2011 | 259,075 | $ 34.29 |

During fiscal year 2011, the Company granted 29,250 shares of time-vested restricted stock to executive officers and key employees at a weighted average grant date fair value of $35.93 per share. These shares were awarded on December 1, 2010 and vest December 1, 2013. In the interim, participants receive full voting rights and dividends, which are not subject to forfeiture. Additionally, on September 1, 2011 , Laclede Group granted 7,000 time-vested restricted stock units to an executive officer, at a grant date fair value of $36.40 per unit, that will vest ratably over three years. No dividends are paid or accrue during the vesting period. Furthermore, the participant has no voting rights in the interim. The weighted average grant date fair value of time-vested restricted stock and restricted stock units awarded to employees during fiscal year 2010 and 2009 was $30.55 and $50.55 per share, respectively.

During fiscal year 2011, the Company granted 12,500 shares of time-vested restricted stock to non-employee directors at a weighted average grant date fair value of $39.48 per share. The weighted average grant date fair value of restricted stock awarded to non-employee directors during fiscal years 2010 and 2009 was $32.32 and $46.52 per share, respectively. These shares vest depending on the participant's age upon entering the plan and years of service as a director. The plan's trustee acquires the shares for the awards in the open market and holds the shares as trustee for the benefit of the non-employee directors until the restrictions expire. In the interim, the participants receive full dividends and voting rights.

Time-vested restricted stock and time-vested restricted stock unit activity for fiscal year 2011 is presented below:

| | Shares/ Units | Weighted Average Grant Date Fair Value |
|---|---|---|
| Nonvested at September 30, 2010 | 121,850 | $ 36.62 |
| Granted | 48,750 | $ 36.91 |
| Vested | (26,250) | $ 35.15 |
| Forfeited | (1,000) | $ 35.47 |
| Nonvested at September 30, 2011 | 143,350 | $ 37.00 |

During fiscal year 2011, 94,500 shares of restricted stock (performance-contingent and time-vested), awarded on December 5, 2007, vested. The Company withheld 32,373 of the vested shares at a weighted average price of $35.90 per share pursuant to elections by employees to satisfy tax withholding obligations. During fiscal year 2010, 58,250 shares of performance-contingent restricted stock, awarded on November 2, 2006 and December 5, 2007, vested. The Company withheld 18,899 of these vested shares at a weighted average price of $30.49 per share pursuant to elections by employees to satisfy tax withholding obligations During fiscal year 2009, 43,000 shares of performance-contingent restricted stock, awarded on November 2, 2005, vested. The Company withheld 12,615 of these vested shares at a weighted average price of $53.48 per share pursuant to elections by employees to satisfy tax withholding obligations.

The total fair value of restricted stock (performance-contingent and time-vested) vested during fiscal years 2011, 2010, and 2009 was $3.6 million, $2.0 million, and $2.6 million, respectively, and the related actual tax benefit realized was $1.4 million, $0.8 million, and $1.0 million, respectively.

**Stock Option Awards**

No stock options were granted during fiscal years 2011, 2010, and 2009. Stock option activity for fiscal year 2011 is presented below:

| | Stock Options | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (Years) | Aggregate Intrinsic Value ($000) |
|---|---|---|---|---|
| Outstanding at September 30, 2010 | 335,975 | $ 30.75 | | |
| Granted | — | $ — | | |
| Exercised | (30,100) | $ 31.05 | | |
| Forfeited | — | $ — | | |
| Expired | — | $ — | | |
| Outstanding at September 30, 2011 | 305,875 | $ 30.72 | 3.3 | $ 2,455 |
| Fully Vested and Expected to Vest at September 30, 2011 | 305,875 | $ 30.72 | 3.3 | $ 2,455 |
| Exercisable at September 30, 2011 | 305,875 | $ 30.72 | 3.3 | $ 2,455 |

Exercise prices of options outstanding at September 30, 2011 range from $23.27 to $34.95. During fiscal year 2011, cash received from the exercise of stock options was $0.9 million, the intrinsic value of the options exercised was $0.2 million and the related actual tax benefit realized was $0.1 million. During fiscal year 2010, cash received from the exercise of stock options was $0.4 million, the intrinsic value of the options exercised was $34,000 and the related actual tax benefit realized was $13,000. During fiscal year 2009, cash received from the exercise of stock options was $1.7 million, the intrinsic value of the options exercised was $0.9 million and the related actual tax benefit realized was $0.4 million.

The closing price of the Company's common stock was $38.75 at September 30, 2011.

**Equity Compensation Costs**

Compensation cost for performance-contingent restricted stock awards is based upon the probable outcome of the performance conditions. For shares that do not vest or are not expected to vest due to the outcome of the performance conditions (excluding market conditions), no compensation cost is recognized and any previously recognized compensation cost is reversed.

The fair value of awards of performance-contingent and time-vested restricted stock and restricted stock units, not subject to the TSR provision, is estimated using the closing price of the Company's stock on the date of the grant. For those awards that do not pay dividends during the vesting period, the estimate of fair value is reduced by the present value of the dividends expected to be paid on the Company's common stock during the performance period, discounted using an appropriate U.S. Treasury yield. For shares subject to the TSR provision, the estimated impact of this market condition is reflected in the grant date fair value per share of the awards. Accordingly, compensation cost is not reversed to reflect any actual reductions in the awards that may result from the TSR provision. However, if the Company's TSR during the performance period ranks below the level specified in the award agreements, relative to a comparator group of companies, and the Committee elects not to reduce the award (or reduce by a lesser amount), this election would be accounted for as a modification of the original award and additional compensation cost would be recognized at that time. The grant date fair value per share of the awards subject to the TSR provision awarded during fiscal years 2011, 2010, and 2009 was valued by a Monte Carlo simulation model that assessed the probabilities of various TSR outcomes. The significant assumptions used in the Monte Carlo simulations are as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Risk free interest rate | 0.79% | 1.40% | 1.61% |
| Expected dividend yield of stock | — | — | — |
| Expected volatility of stock | 33.42% | 35.3% | 31.8% |
| Vesting period | 2.8 years | 2.9 years | 2.9 years |

The risk free interest rate was based on the yield on U.S. Treasury securities matching the vesting period. The expected volatility is based on the historical volatility of the Company's stock. Volatility assumptions were also made for each of the companies included in the comparator group. The vesting period is equal to the performance period set forth in the terms of the award.

To determine the fair value of the performance-contingent restricted stock units granted on September 1, 2011, the Company estimated the probability that the award's market condition would be satisfied, based on certain parameters pertaining to the historical performance of the Company's stock price. Such probability estimate was applied to the Company's stock price on the grant date, reduced to exclude the present value of expected dividends during the vesting period.

The amounts of compensation cost recognized for share-based compensation arrangements are presented below:

| (Thousands) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Total equity compensation cost | $ 3,980 | $ 3,795 | $ 3,990 |
| Compensation cost capitalized | (924) | (798) | (815) |
| Compensation cost recognized in net income | 3,056 | 2,997 | 3,175 |
| Income tax benefit recognized in net income | (1,179) | (1,156) | (1,225) |
| Compensation cost recognized in net income, net of income tax | $ 1,877 | $ 1,841 | $ 1,950 |

As of September 30, 2011, there was $3.8 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted average period of 2.4 years.

## 4. EARNINGS PER COMMON SHARE

| (Thousands, Except Per Share Amounts) | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Basic EPS:** | | | |
| Net Income | $ 63,825 | $ 54,040 | $ 64,247 |
| Less: Income allocated to participating securities | 497 | 529 | 699 |
| Net Income Available to Common Shareholders | $ 63,328 | $ 53,511 | $ 63,548 |
| Weighted Average Shares Outstanding | 22,099 | 21,986 | 21,893 |
| Earnings Per Share of Common Stock | $ 2.87 | $ 2.43 | $ 2.90 |
| **Diluted EPS:** | | | |
| Net Income | $ 63,825 | $ 54,040 | $ 64,247 |
| Less: Income allocated to participating securities | 496 | 528 | 698 |
| Net Income Available to Common Shareholders | $ 63,329 | $ 53,512 | $ 63,549 |
| Weighted Average Shares Outstanding | 22,099 | 21,986 | 21,893 |
| Dilutive Effect of Stock Options and Restricted Stock | 72 | 53 | 67 |
| Weighted Average Diluted Shares | 22,171 | 22,039 | 21,960 |
| Earnings Per Share of Common Stock | $ 2.86 | $ 2.43 | $ 2.89 |
| **Outstanding Shares Excluded from the Calculation of Diluted EPS Attributable to:** | | | |
| Antidilutive stock options | — | 75 | — |
| Restricted stock and stock units subject to performance and/or market conditions | 203 | 123 | 57 |
| Total | 203 | 198 | 57 |

## 5. STOCKHOLDERS' EQUITY

Total shares of common stock outstanding were 22.43 million and 22.29 million at September 30, 2011 and 2010, respectively.

Common stock and paid-in capital increased $5.1 million in fiscal year 2011. The issuance of 43,354 common shares under the Dividend Reinvestment and Stock Purchase Plan increased common stock and paid-in capital by $1.6 million. The remaining $3.5 million increase was primarily due to stock-based compensation costs and the issuance of 94,576 shares of common stock under the Equity Incentive Plan. Common stock and paid-in capital increased $4.6 million in fiscal year 2010. The issuance of 42,733 common shares under the Dividend Reinvestment and Stock Purchase Plan increased common stock and paid-in capital by $1.4 million. The remaining $3.2 million increase was primarily due to stock-based compensation costs and the issuance of 81,951 shares of common stock under the Equity Incentive Plan.

Previously, Laclede Group declared a dividend of one preferred share purchase right for each outstanding share of common stock. Each preferred share purchase right entitled the registered holder to purchase from Laclede Group one one-hundredth of Series A junior participating preferred stock for a purchase price of $90, subject to adjustment. The value of one one-hundredth of a preferred share purchasable upon the exercise of each right should, because of the nature of the preferred shares' dividend, liquidation, and voting rights, approximate the value of one common share. On October 1, 2011, all of these rights expired and have not been replaced.

Substantially all of the utility plant of Laclede Gas is subject to the liens of its first mortgage bonds. The mortgage contains several restrictions on Laclede Gas' ability to pay cash dividends on its common stock. These provisions are applicable regardless of whether the stock is publicly held or, as has been the case since the formation of Laclede Group, held solely by the Utility's parent company. Under the most restrictive of these provisions, no cash dividend may be declared or paid if, after the dividend, the aggregate net amount spent for all dividends after September 30, 1953, would exceed a maximum amount determined by a formula set out in the mortgage. Under that formula, the maximum amount is the sum of $8 million plus earnings applicable to common stock (adjusted for stock repurchases and issuances) for the period from September 30, 1953, to the last day of the quarter before the declaration or payment date for the dividends. As of September 30, 2011 and 2010, the amount under the mortgage's formula that was available to pay dividends was $299 million and $280 million, respectively. Thus, all of the Utility's retained earnings were free from such restrictions as of those dates.

Laclede Group has a registration statement on file on Form S-3 for the issuance and sale of up to 285,222 shares of its common stock under its Dividend Reinvestment and Stock Purchase Program. There were 284,427 and 275,111 shares at September 30, 2011 and November 18, 2011, respectively, remaining available for issuance under this Form S-3. The Company filed this Form S-3 on July 29, 2011 to replace the previous Form S-3, which was scheduled to expire later this year. In addition, on January 28, 2011, Laclede Group filed an automatic shelf registration statement on Form S-3 for the issuance of equity and debt securities. No securities have been issued under that S-3. The amount, timing, and type of financing to be issued under this shelf registration will depend on cash requirements and market conditions.

Laclede Gas has on file with the SEC an effective shelf registration on Form S-3 for issuance of $350 million of first mortgage bonds, unsecured debt, and preferred stock, all of which remains available to Laclede Gas at this time. The Utility has authority from the MoPSC until June 30, 2013 to issue up to $518 million in debt securities and preferred stock, including on a private placement basis, as well as to enter into capital leases, issue common stock and receive paid-in capital, of which $515.7 million remained under this authorization as of September 30, 2011. The amount, timing, and type of additional financing to be issued will depend on cash requirements and market conditions.

The components of accumulated other comprehensive income (loss), net of income taxes, recognized in the Consolidated Balance Sheets at September 30 were as follows:

| (Thousands) | Net Unrealized Gains (Losses) on Cash Flow Hedges | Defined Benefit Pension and Other Postretirement Benefit Plans | Total |
|---|---|---|---|
| Balance, September 30, 2009 | $ 532 | $ (2,698) | $ (2,166) |
| Current-period change | (4,779) | (192) | (4,971) |
| Balance, September 30, 2010 | (4,247) | (2,890) | (7,137) |
| Current-period change | 4,567 | 470 | 5,037 |
| Balance, September 30, 2011 | $ 320 | $ (2,420) | $ (2,100) |

Income tax expense (benefit) recorded for items of other comprehensive income reported in the Statements of Consolidated Comprehensive Income is calculated by applying statutory federal, state, and local income tax rates applicable to ordinary income. The tax rates applied to individual items of other comprehensive income are similar within each reporting period.

## 6. LONG-TERM DEBT

Maturities on long-term debt for the five fiscal years subsequent to September 30, 2011 are as follows:

| | |
|---|---|
| 2012 | — |
| 2013 | $25 million |
| 2014 | — |
| 2015 | — |
| 2016 | — |

On November 15, 2010, Laclede Gas paid at maturity $25 million principal amount of 6 1/2% first mortgage bonds. This maturity was funded through short-term borrowings.

At September 30, 2011, Laclede Gas had fixed-rate long-term debt totaling $365 million. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. Of the Utility's $365 million in long-term debt, $50 million have no call options, $235 million have make-whole call options, and $80 million are callable at par in 2013. None of the debt has any put options.

Laclede Gas has on file with the SEC an effective shelf registration on Form S-3 for issuance of $350 million of first mortgage bonds, unsecured debt, and preferred stock, which expires May 28, 2013. The entire amount of this shelf registration remains available to Laclede Gas at this time. The Utility has authority from the MoPSC until June 30, 2013 to issue up to $518 million in debt securities and preferred stock, including on a private placement basis, as well as to enter into capital leases, issue common stock and receive paid-in capital, of which $515.7 million remained under this authorization as of September 30, 2011. The amount, timing, and type of additional financing to be issued will depend on cash requirements and market conditions.

Substantially all of the utility plant of Laclede Gas is subject to the liens of its first mortgage bonds. The mortgage contains several restrictions on Laclede Gas' ability to pay cash dividends on its common stock, which are described more fully in Note 5, Stockholders' Equity.

At September 30, 2011 and 2010, Laclede Gas had preferred stock shares authorized totaling 1,480,000, but none were issued and outstanding.

## 7. NOTES PAYABLE AND CREDIT AGREEMENTS

The Company's short-term borrowing requirements typically peak during the colder months. These short-term cash requirements can be met through the sale of commercial paper supported by lines of credit with banks or through direct use of the lines of credit. Laclede Gas has a syndicated line of credit in place of $300 million from seven banks, with the largest portion provided by a single bank being 17.9%. This line replaced a $320 million syndicated line that had been scheduled to expire in December 2011. The new line, which became effective on July 18, 2011 and is scheduled to expire in July 2016, terminated the previous line on that same date.

Laclede Gas' line of credit includes a covenant limiting total debt, including short-term debt, to no more than 70% of total capitalization. On September 30, 2011, total debt was 52% of total capitalization.

Information about the Laclede Group's short-term borrowings (excluding inter-company borrowings) during the 12 months ended September 30, 2011 and 2010, and as of September 30, 2011 and 2010, is presented below:

| | **Commercial Paper Borrowings** |
|---|---|
| **12 Months Ended September 30, 2011** | |
| Weighted average borrowings outstanding | $54.6 million |
| Weighted average interest rate | 0.3% |
| Range of borrowings outstanding | $0 – $172.1 million |
| **As of September 30, 2011** | |
| Borrowings outstanding at end of period | $46.0 million |
| Weighted average interest rate | 0.3% |
| **12 Months Ended September 30, 2010** | |
| Weighted average borrowings outstanding | $107.9 million |
| Weighted average interest rate | 0.3% |
| Range of borrowings outstanding | $48.2 – $178.0 million |
| **As of September 30, 2010** | |
| Borrowings outstanding at end of period | $129.7 million |
| Weighted average interest rate | 0.3% |

Short-term cash requirements outside of Laclede Gas have generally been met with internally-generated funds. However, Laclede Group has $50 million in a syndicated line of credit, which expires in July 2016, to meet short-term liquidity needs of its subsidiaries. On July 18, 2011, Laclede Group entered into this new syndicated line of credit, which replaced previous lines of $50 million that were terminated on that same date. The line of credit has a covenant limiting the total debt of the consolidated Laclede Group to no more than 70% of the Company's total capitalization. This ratio stood at 42% on September 30, 2011. These lines have been used to provide for seasonal funding needs. There were no borrowings under Laclede Group's lines during the fiscal year, other than minimal one-day draws under the previous lines for administrative purposes.

## 8. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of financial instruments at September 30, 2011 and 2010 are as follows:

| (Thousands) | Carrying Amount | Fair Value |
|---|---|---|
| 2011: | | |
| Cash and cash equivalents | $ 43,277 | $ 43,277 |
| Marketable securities | 14,833 | 14,833 |
| Derivative instrument assets | 8,988 | 8,988 |
| Derivative instrument liabilities | 54 | 54 |
| Short-term debt | 46,000 | 46,000 |
| Long-term debt | 364,357 | 443,739 |
| 2010: | | |
| Cash and cash equivalents | $ 86,919 | $ 86,919 |
| Marketable securities | 12,856 | 12,856 |
| Derivative instrument assets | 12,761 | 12,761 |
| Derivative instrument liabilities | 14 | 14 |
| Short-term debt | 129,650 | 129,650 |
| Long-term debt, including current portion | 389,298 | 443,959 |

The carrying amounts for cash and cash equivalents and short-term debt approximate fair value due to the short maturity of these instruments. The fair values of long-term debt are estimated based on market prices for similar issues. The fair values of marketable securities, derivative instruments assets, and derivative instrument liabilities are valued as described in Note 9, Fair Value Measurements.

## 9. FAIR VALUE MEASUREMENTS

The following table categorizes the assets and liabilities in the Consolidated Balance Sheets that are accounted for at fair value on a recurring basis in periods subsequent to initial recognition.

| (Thousands) | Quoted Prices in Active Markets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Effects of Netting and Cash Margin Receivables /Payables | Total |
|---|---|---|---|---|---|
| **As of September 30, 2011** | | | | | |
| Assets | | | | | |
| U. S. Stock/Bond Mutual Funds | $ 14,833 | $ — | $ — | $ — | $ 14,833 |
| NYMEX/ICE natural gas contracts | 4,856 | — | — | 1,975 | 6,831 |
| NYMEX gasoline and heating oil contracts | 19 | — | — | 162 | 181 |
| Natural gas commodity contracts | — | 2,018 | 66 | (108) | 1,976 |
| Total | $ 19,708 | $ 2,018 | $ 66 | $ 2,029 | $ 23,821 |
| Liabilities | | | | | |
| NYMEX/ICE natural gas contracts | $ 20,928 | $ — | $ — | $ (20,928) | $ — |
| NYMEX gasoline and heating oil contracts | 124 | — | — | (124) | — |
| Natural gas commodity contracts | — | 109 | 53 | (108) | 54 |
| Total | $ 21,052 | $ 109 | $ 53 | $ (21,160) | $ 54 |
| **As of September 30, 2010** | | | | | |
| Assets | | | | | |
| U. S. Stock/Bond Mutual Funds | $ 12,856 | $ — | $ — | $ — | $ 12,856 |
| NYMEX/ICE natural gas contracts | 5,087 | — | — | 7,214 | 12,301 |
| NYMEX gasoline and heating oil contracts | 59 | — | — | 220 | 279 |
| Natural gas commodity contracts | — | 161 | 76 | (56) | 181 |
| Total | $ 18,002 | $ 161 | $ 76 | $ 7,378 | $ 25,617 |
| Liabilities | | | | | |
| NYMEX/ICE natural gas contracts | $ 53,677 | $ — | $ — | $ (53,677) | $ — |
| NYMEX gasoline and heating oil contracts | 37 | — | — | (37) | — |
| Natural gas commodity contracts | — | 17 | 53 | (56) | 14 |
| Total | $ 53,714 | $ 17 | $ 53 | $ (53,770) | $ 14 |

The mutual funds included in Level 1 are valued based on quoted market prices of identical securities that are provided by the trustees of these securities. Derivative instruments included in Level 1 are valued using quoted market prices on the NYMEX. Derivative instruments included in Level 2 are valued using broker or dealer quotation services or by using observable market inputs. Derivative instruments included in Level 3 are valued using generally unobservable inputs that are based upon the best information available and reflect management's assumptions about how market participants would price the asset or liability. During fiscal years 2011 and 2010, there were no transfers between the levels of the fair value hierarchy. The Company's policy is to recognize such transfers, if any, as of the beginning of the interim reporting period in which circumstances change or events occur to cause the transfer. The following is a reconciliation of the Level 3 beginning and ending net derivative balances:

| (Thousands) | 2011 | 2010 |
|---|---|---|
| Beginning of period | $ 23 | $ (101) |
| Issuances and settlements - net | (86) | 53 |
| Net gains (losses) related to derivatives not held at end of period | (78) | 48 |
| Net gains related to derivatives still held at end of period | 154 | 23 |
| End of period | $ 13 | $ 23 |

The mutual funds are included in the Other investments line of the Consolidated Balance Sheets. Derivative assets and liabilities, including receivables and payables associated with cash margin requirements, are presented net in the Consolidated Balance Sheets when a legally enforceable netting agreement exists between the Company and the counterparty to a derivative contract. For additional information on derivative instruments, see Note 10, Derivative Instruments and Hedging Activities.

## 10. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Laclede Gas has a risk management policy that allows for the purchase of natural gas derivative instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation and permits the Utility to hedge up to 70% of its normal volumes purchased for up to a 36-month period. Costs and cost reductions, including carrying costs, associated with the Utility's use of natural gas derivative instruments are allowed to be passed on to the Utility's customers through the operation of its PGA Clause, through which the MoPSC allows the Utility to recover gas supply costs, subject to prudence review by the MoPSC. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these derivative instruments. The Utility does not designate these instruments as hedging instruments for financial reporting purposes because gains or losses associated with the use of these derivative instruments are deferred and recorded as regulatory assets or regulatory liabilities pursuant to ASC Topic 980, and, as a result, have no direct impact on the Statements of Consolidated Income. The timing of the operation of the PGA Clause may cause interim variations in short-term cash flows, because the Utility is subject to cash margin requirements associated with changes in the values of these instruments. Nevertheless, carrying costs associated with such requirements are recovered through the PGA Clause.

From time to time, Laclede Gas purchases NYMEX futures and options contracts to help stabilize operating costs associated with forecasted purchases of gasoline and diesel fuels used to power vehicles and equipment used in the course of its business. At September 30, 2011, Laclede Gas held 0.3 million gallons of gasoline futures contracts at an average price of $2.86 per gallon and 0.3 million gallons of gasoline options contracts. Most of these contracts, the longest of which extends to September 2012, are designated as cash flow hedges of forecasted transactions pursuant to ASC Topic 815. The gains or losses on these derivative instruments are not subject to the Utility's PGA Clause.

In the course of its business, Laclede Group's non-regulated gas marketing subsidiary, LER, enters into commitments associated with the purchase or sale of natural gas. Many of LER's derivative natural gas contracts are designated as normal purchases or normal sales and, as such, are excluded from the scope of ASC Topic 815 and are accounted for as executory contracts on an accrual basis. Any of LER's derivative natural gas contracts that are not designated as normal purchases or normal sales are accounted for at fair value. At September 30, 2011, the fair values of 38.0 million MMBtu of non-exchange traded natural gas commodity contracts were reflected in the Consolidated Balance Sheet. Of these contracts, 35.0 million MMBtu will settle during fiscal year 2012, while the remaining 3.0 million MMBtu will settle during fiscal year 2013. These contracts have not been designated as hedges; therefore, changes in the fair value of these contracts are reported in earnings each period. Furthermore, LER manages the price risk associated with its fixed-priced commitments by either closely matching the offsetting physical purchase or sale of natural gas at fixed prices or through the use of NYMEX or ICE futures and swap contracts to lock in margins. At September 30, 2011, LER's unmatched fixed-price positions were not material to Laclede Group's financial position or results of operations. LER's NYMEX and ICE natural gas futures and swap contracts used to lock in margins are generally designated as cash flow hedges of forecasted transactions for financial reporting purposes.

Derivative instruments designated as cash flow hedges of forecasted transactions are recognized on the Consolidated Balance Sheets at fair value and the change in the fair value of the effective portion of these hedge instruments is recorded, net of tax, in other comprehensive income (OCI). Accumulated other comprehensive income (AOCI) is a component of Total Common Stock Equity. Amounts are reclassified from AOCI into earnings when the hedged items affect net income, using the same revenue or expense category that the hedged item impacts. Based on market prices at September 30, 2011, it is expected that approximately $0.6 million of pretax gains will be reclassified into the Statements of Consolidated Income during fiscal year 2012. The net amount of pre-tax (losses) gains recognized in earnings for the ineffective portion of cash flow hedges was $(0.3) million, $(1.0) million, and $2.9 million for fiscal years 2011, 2010, and 2009, respectively. Cash flows from hedging transactions are classified in the same category as the cash flows from the items that are being hedged in the Statements of Consolidated Cash Flows.

The Company's exchange-traded/cleared derivative instruments consist primarily of NYMEX and ICE positions. The NYMEX is the primary national commodities exchange on which natural gas derivatives are traded. Open NYMEX/ICE natural gas futures and swap positions at September 30, 2011 were as follows:

| | **Laclede Gas Company** | | **Laclede Energy Resources, Inc.** | |
|---|---|---|---|---|
| | **MMBtu (millions)** | **Avg. Price Per MMBtu** | **MMBtu (millions)** | **Avg. Price Per MMBtu** |
| Open short futures/swap positions | | | | |
| Fiscal 2012 | — | $ — | 6.96 | $ 4.59 |
| Fiscal 2013 | — | — | 0.31 | 4.88 |
| Open long futures/swap positions | | | | |
| Fiscal 2012 | 19.82 | $ 4.73 | 3.06 | $ 5.37 |
| Fiscal 2013 | 4.18 | 4.71 | 0.16 | 5.04 |
| Fiscal 2014 | — | — | 0.02 | 5.04 |

At September 30, 2011, Laclede Gas also had 13.0 million MMBtu of other price risk mitigation measures in place through the use of NYMEX natural gas option-based strategies.

**The Effect of Derivative Instruments on the Statements of Consolidated Income and Statements of Consolidated Comprehensive Income**

| (Thousands) | Location of Gain (Loss) Recorded in Income | 2011 | 2010 | 2009 (a) |
|---|---|---|---|---|
| **Derivatives in Cash Flow Hedging Relationships** | | | | |
| Effective portion of gain (loss) recognized in OCI on derivatives: | | | | |
| NYMEX/ICE natural gas contracts | | $ 5,226 | $ 5,099 | $ 3,733 |
| NYMEX gasoline and heating oil contracts | | 355 | 160 | 248 |
| Total | | $ 5,581 | $ 5,259 | $ 3,981 |
| Effective portion of gain (loss) reclassified from AOCI to income: | | | | |
| NYMEX/ICE natural gas contracts | Non-Regulated Gas Marketing Operating Revenues | $ 7,443 | $ 15,632 | $ 12,997 |
| | Non-Regulated Gas Marketing Operating Expenses | (9,770) | (2,851) | (6,117) |
| Sub-total | | (2,327) | 12,781 | 6,880 |
| NYMEX gasoline and heating oil contracts | Regulated Gas Distribution Other Operation Expenses | 466 | 264 | 119 |
| Total | | $ (1,861) | $ 13,045 | $ 6,999 |
| Ineffective portion of gain (loss) on derivatives recognized in income: | | | | |
| NYMEX/ICE natural gas contracts | Non-Regulated Gas Marketing Operating Revenues | $ 966 | $ 1,338 | $ 745 |
| | Non-Regulated Gas Marketing Operating Expenses | (1,322) | (2,305) | (258) |
| Sub-total | | (356) | (967) | 487 |
| NYMEX gasoline and heating oil contracts | Regulated Gas Distribution Other Operation Expenses | 12 | (57) | 198 |
| Total | | $ (344) | $ (1,024) | $ 685 |
| **Derivatives Not Designated as Hedging Instruments (b)** | | | | |
| Gain (loss) recognized in income on derivatives: | | | | |
| Natural gas commodity contracts | Non-Regulated Gas Marketing Operating Revenues | $ (660) | $ 4,269 | $ 1,785 |
| | Non-Regulated Gas Marketing Operating Expenses | 4,229 | (3,435) | (46) |
| NYMEX/ICE natural gas contracts | Non-Regulated Gas Marketing Operating Revenues | (115) | (11) | — |
| | Non-Regulated Gas Marketing Operating Expenses | (3) | (552) | 824 |
| NYMEX gasoline and heating oil contracts | Other Income and (Income Deductions) - Net | 37 | (1) | 17 |
| Total | | $ 3,488 | $ 270 | $ 2,580 |

(a) The Company prospectively adopted SFAS No. 161, as codified in ASC Topic 815, in the second quarter of fiscal year 2009. Accordingly, amounts disclosed in this column exclude activity prior to January 1, 2009.

(b) Gains and losses on Laclede Gas' natural gas derivative instruments, which are not designated as hedging instruments for financial reporting purposes, are deferred pursuant to the Utility's PGA Clause and initially recorded as regulatory assets or regulatory liabilities. These gains and losses are excluded from the table above because they have no direct impact on the Statements of Consolidated Income. Such amounts are recognized in the Statements of Consolidated Income as a component of Utility Natural and Propane Gas operating expenses when they are recovered through the PGA Clause and reflected in customer billings.

**Fair Value of Derivative Instruments in the Consolidated Balance Sheet at September 30, 2011**

| (Thousands) | Asset Derivatives Balance Sheet Location | Asset Derivatives Fair Value * | Liability Derivatives Balance Sheet Location | Liability Derivatives Fair Value * |
|---|---|---|---|---|
| **Derivatives designated as hedging instruments** | | | | |
| NYMEX/ICE natural gas contracts | Derivative Instrument Assets | $ 4,395 | Derivative Instrument Assets | $ 4,105 |
| | Other Deferred Charges | 4 | Other Deferred Charges | 85 |
| NYMEX gasoline and heating oil contracts | Derivative Instrument Assets | 15 | Derivative Instrument Assets | 117 |
| Sub-total | | 4,414 | | 4,307 |
| **Derivatives not designated as hedging instruments** | | | | |
| NYMEX/ICE natural gas contracts | Derivative Instrument Assets | 457 | Derivative Instrument Assets | 16,330 |
| | Other Deferred Charges | — | Other Deferred Charges | 408 |
| Natural gas commodity contracts | Derivative Instrument Assets | 1,894 | Other Current Liabilities | 62 |
| | Other Current Liabilities | 8 | Derivative Instrument Assets | 100 |
| | Other Deferred Charges | 183 | Other Deferred Charges | — |
| NYMEX gasoline and heating oil contracts | Derivative Instrument Assets | 4 | Derivative Instrument Assets | 7 |
| Sub-total | | 2,546 | | 16,907 |
| Total derivatives | | $ 6,960 | | $ 21,214 |

**Fair Value of Derivative Instruments in the Consolidated Balance Sheet at September 30, 2010**

| (Thousands) | Asset Derivatives Balance Sheet Location | Asset Derivatives Fair Value * | Liability Derivatives Balance Sheet Location | Liability Derivatives Fair Value * |
|---|---|---|---|---|
| **Derivatives designated as hedging instruments** | | | | |
| NYMEX/ICE natural gas contracts | Derivative Instrument Assets | $ 3,174 | Derivative Instrument Assets | $ 9,705 |
| | Other Deferred Charges | 4 | Other Deferred Charges | 3,435 |
| NYMEX gasoline and heating oil contracts | Derivative Instrument Assets | 56 | Derivative Instrument Assets | 34 |
| Sub-total | | 3,234 | | 13,174 |
| **Derivatives not designated as hedging instruments** | | | | |
| NYMEX/ICE natural gas contracts | Derivative Instrument Assets | 1,401 | Derivative Instrument Assets | 37,457 |
| | Other Deferred Charges | 508 | Other Deferred Charges | 3,080 |
| Natural gas commodity contracts | Derivative Instrument Assets | 237 | Other Current Liabilities | 14 |
| | Other Current Liabilities | — | Derivative Instrument Assets | 56 |
| NYMEX gasoline and heating oil contracts | Derivative Instrument Assets | 3 | Derivative Instrument Assets | 3 |
| Sub-total | | 2,149 | | 40,610 |
| Total derivatives | | $ 5,383 | | $ 53,784 |

* The fair values of Asset Derivatives and Liability Derivatives exclude the fair value of cash margin receivables or payables with counterparties subject to netting arrangements. Fair value amounts of derivative contracts (including the fair value amounts of cash margin receivables and payables) for which there is a legal right to set off are presented net on the Consolidated Balance Sheets. As such, the gross balances presented in the table above are not indicative of the Company's net economic exposure. Refer to Note 9, Fair Value Measurements, for information on the valuation of derivative instruments.

Following is a reconciliation of the amounts in the tables above to the amounts presented in the Consolidated Balance Sheets:

| (Thousands) | 2011 | 2010 |
|---|---|---|
| Fair value of asset derivatives presented above | $ 6,960 | $ 5,383 |
| Fair value of cash margin receivables | 23,188 | 61,148 |
| Netting of assets and liabilities with the same counterparty | (21,160) | (53,770) |
| Total | $ 8,988 | $ 12,761 |
| Derivative Instrument Assets, per Consolidated Balance Sheets: | | |
| Derivative instrument assets | $ 7,759 | $ 10,285 |
| Other deferred charges | 1,229 | 2,476 |
| Total | $ 8,988 | $ 12,761 |
| Fair value of liability derivatives presented above | $ 21,214 | $ 53,784 |
| Netting of assets and liabilities with the same counterparty | (21,160) | (53,770) |
| Derivative instrument liabilities, per Consolidated Balance Sheets* | $ 54 | $ 14 |

*Included in the Other line of the Current Liabilities section

## 11. CONCENTRATIONS OF CREDIT RISK

A significant portion of LER's transactions are with (or are associated with) energy producers, utility companies, and pipelines. These concentrations of transactions with these counterparties have the potential to affect the Company's overall exposure to credit risk, either positively or negatively, in that each of these three groups may be affected similarly by changes in economic, industry, or other conditions. To manage this risk, as well as credit risk from significant counterparties in these and other industries, LER has established procedures to determine the creditworthiness of its counterparties. These procedures include obtaining credit ratings and credit reports, analyzing counterparty financial statements to assess financial condition, and considering the industry environment in which the counterparty operates. This information is monitored on an ongoing basis. In some instances, LER may require credit assurances such as prepayments, letters of credit, or parental guarantees. In addition, LER may enter into netting arrangements to mitigate credit risk with counterparties in the energy industry from which LER both sells and purchases natural gas. Sales are typically made on an unsecured credit basis with payment due the month following delivery. Accounts receivable amounts are closely monitored and provisions for uncollectible amounts are accrued when losses are probable. To date, losses have not been significant. LER records accounts receivable, accounts payable, and prepayments for physical sales and purchases of natural gas on a gross basis. The amount included in accounts receivable attributable to energy producers and their marketing affiliates amounted to $8.7 million, or 17.6% of LER's total accounts receivable at September 30, 2011. Net receivable amounts from these customers on the same date, reflecting netting arrangements, were $0.2 million. Accounts receivable attributable to utility companies and their marketing affiliates comprised $25.4 million of LER's total accounts receivable, or 51.5% at September 30, 2011, while net receivable amounts from these customers, reflecting netting arrangements, were $21.7 million. LER also has concentrations of credit risk with certain individually significant counterparties. At September 30, 2011, the amounts included in accounts receivable from LER's five largest counterparties (in terms of net accounts receivable exposure), were $16.4 million, or 33.3% of LER's total accounts receivable. Three of these five counterparties are investment-grade rated companies. Net receivable amounts from these customers on the same date, reflecting netting arrangements, were $15.4 million. Additionally, LER has concentrations of credit risk with pipeline companies associated with its natural gas receivable amounts.

## 12. INCOME TAXES

The net provisions for income taxes charged during the fiscal years ended September 30, 2011, 2010, and 2009 are as follows:

| (Thousands) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Included in Statements of Consolidated Income: | | | |
| Federal | | | |
| Current | $ 4,724 | $ (4,796) | $ 12,614 |
| Deferred | 20,602 | 28,304 | 15,454 |
| Investment tax credits | (213) | (216) | (219) |
| State and local | | | |
| Current | 573 | (867) | 1,958 |
| Deferred | 3,496 | 4,669 | 2,702 |
| Total Income Tax Expense | $ 29,182 | $ 27,094 | $ 32,509 |

The effective income tax rate varied from the federal statutory income tax rate for each year due to the following:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Federal income tax statutory rate | 35.0% | 35.0 % | 35.0 % |
| State and local income taxes, net of federal income tax benefits | 2.8 | 3.0 | 3.1 |
| Certain expenses capitalized on books and deducted on tax return | (5.0) | (4.0) | (2.9) |
| Taxes related to prior years | (0.7) | 0.1 | (0.6) |
| Other items – net | (0.7) | (0.7) | (1.0) |
| Effective income tax rate | 31.4% | 33.4 % | 33.6 % |

The significant items comprising the net deferred tax liability recognized in the Consolidated Balance Sheets as of September 30 are as follows:

| (Thousands) | 2011 | 2010 |
|---|---|---|
| Deferred tax assets: | | |
| Reserves not currently deductible | $ 18,146 | $ 18,808 |
| Pension and other postretirement benefits | 69,112 | 78,790 |
| Unamortized investment tax credits | 2,088 | 2,222 |
| Other* | 10,390 | 11,723 |
| Total deferred tax assets | 99,736 | 111,543 |
| Deferred tax liabilities: | | |
| Relating to property | 278,574 | $ 256,038 |
| Regulatory pension and other postretirement benefits | 111,327 | 110,396 |
| Deferred gas costs | 14,674 | 22,126 |
| Other | 18,971 | 15,529 |
| Total deferred tax liabilities | 423,546 | 404,089 |
| Net deferred tax liability | 323,810 | 292,546 |
| Net deferred tax liability – current* | (8,405) | (155) |
| Net deferred tax liability – non-current | $ 315,405 | $ 292,391 |

*Includes investments in state tax credits totaling $2.3 million as of September 30, 2011. There were none as of September 30, 2010.

Pursuant to GAAP, the Company may recognize the tax benefit from a tax position only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company records potential interest and penalties related to its uncertain tax positions as interest expense and other income deductions, respectively. Unrecognized tax benefits, accrued interest payable, and accrued penalties payable are included in the Other line of the Deferred Credits and Other Liabilities section of the Consolidated Balance Sheets.

The following table presents a reconciliation of the beginning and ending balances of unrecognized tax benefits at September 30 as reported in the Consolidated Balance Sheets:

| (Thousands) | | 2011 | | 2010 |
|---|---|---|---|---|
| Unrecognized tax benefits, beginning of year | $ | 6,383 | $ | 1,366 |
| Increases (decreases) related to tax positions taken in current year | | (173) | | 5,017 |
| Reductions due to lapse of applicable statute of limitations | | (614) | | — |
| Unrecognized tax benefits, end of year | $ | 5,596 | $ | 6,383 |

The amount of unrecognized tax benefits which, if recognized, would affect the Company's effective tax rate were $1.3 million and $1.7 million as of September 30, 2011 and 2010, respectively. It is reasonably possible that events will occur in the next 12 months that could increase or decrease the amount of the Company's unrecognized tax benefits. The Company does not expect that any such change will be significant.

Interest accrued associated with the Company's uncertain tax positions as of September 30, 2011 and 2010 were $0.4 million and $0.3 million, respectively, and an immaterial amount of penalties were accrued as of September 30, 2011. Interest expense accrued during fiscal year 2011 and 2010 was $0.2 million per year, and immaterial for fiscal year 2009. During fiscal year 2011, the Company reversed $0.1 million of accrued interest expense in the Consolidated Statements of Income.

The Company is subject to U.S. federal income tax as well as income tax of state and local jurisdictions. The Company is no longer subject to examination for fiscal years prior to 2008.

## 13. OTHER INCOME AND (INCOME DEDUCTIONS) – NET

| (Thousands) | | 2011 | | 2010 | | 2009 |
|---|---|---|---|---|---|---|
| Interest income | $ | 1,136 | $ | 1,743 | $ | 2,972 |
| Net investment gain (loss) | | 185 | | 1,077 | | (1,019) |
| Other income | | 118 | | 276 | | 423 |
| Other income deductions | | (1,262) | | 24 | | (923) |
| Other Income and (Income Deductions) – Net | $ | 177 | $ | 3,120 | $ | 1,453 |

The decrease in Other Income and (Income Deductions) – Net in fiscal year 2011 (compared to fiscal year 2010), was primarily due to a contribution to the Company's Charitable Trust, lower net investment gains and a decrease in income associated with carrying costs applied to under-recoveries of gas costs. Carrying costs on under-recoveries of gas costs are recovered through the Utility's PGA Clause.

The increase in Other Income and (Income Deductions) – Net in fiscal year 2010 (compared to fiscal year 2009), was primarily due to higher net investment gains and other minor variations, partially offset by lower income associated with carrying costs applied to under-recoveries of gas costs and lower interest income.

## 14. INFORMATION BY OPERATING SEGMENT

All of Laclede Group's subsidiaries are wholly owned. The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas and is the core business segment of Laclede Group. Laclede Gas is a public utility engaged in the retail distribution and sale of natural gas serving an area in eastern Missouri, with a population of approximately 2.2 million, including the City of St. Louis and parts of ten counties in eastern Missouri. The Non-Regulated Gas Marketing segment includes the results of LER, a subsidiary engaged in the non-regulated marketing of natural gas and related activities. Other includes Laclede Pipeline Company's transportation of liquid propane regulated by the FERC as well as non-regulated activities, including real estate development, the compression of natural gas, and financial investments in other enterprises. These operations are conducted through five subsidiaries. Other also includes Laclede Gas' non-regulated business activities, which are comprised of its non-regulated propane sales transactions, its propane storage and related services, and its merchandise sales business. The merchandise sales business, which was not material, ceased operations on September 30, 2009. Accounting policies are described in Note 1. Certain intersegment revenues with Laclede Gas are not eliminated in accordance with the provisions of ASC Topic 980. Those types of transactions include sales of natural gas from Laclede Gas to LER, sales of natural gas from LER to Laclede Gas, and transportation services provided by Laclede Pipeline Company to Laclede Gas. These revenues are shown on the Intersegment revenues lines in the table under Regulated Gas Distribution, Non-Regulated Gas Marketing, and Other columns, respectively.

Laclede Group's non-regulated subsidiary, LER, and to a lesser extent, Laclede Gas account for certain transactions through fair value measurements. As a result, management evaluates the performance of the operating segments based on the computation of net economic earnings. Net economic earnings exclude from reported net income the after-tax impact of net unrealized gains and losses on energy-related derivative contracts.

| (Thousands) | Regulated Gas Distribution | Non-Regulated Gas Marketing | Other | Unallocated and Eliminations | Consolidated |
|---|---|---|---|---|---|
| **FISCAL 2011** | | | | | |
| Revenues from external customers | $ 911,614 | $ 645,042 | $ 19,704 | $ — | $ 1,576,360 |
| Intersegment revenues | 1,576 | 24,333 | 1,038 | — | 26,947 |
| Total Operating Revenues | 913,190 | 669,375 | 20,742 | — | 1,603,307 |
| Depreciation and amortization | 39,214 | —* | —** | — | 39,214 |
| Interest income | 1,057 | 165 | 217 | (303) | 1,136 |
| Interest charges | 25,544 | 14 | 162 | (303) | 25,417 |
| Income tax expense | 18,694 | 6,570 | 3,918 | — | 29,182 |
| Net economic earnings | 46,952 | 8,962 | 6,496*** | — | 62,410 |
| Total assets | 1,641,386 | 175,352 | 129,176 | (162,832) | 1,783,082 |
| Capital expenditures | 67,304 | 215 | 119 | — | 67,638 |
| **FISCAL 2010** | | | | | |
| Revenues from external customers | $ 861,435 | $ 835,089 | $ 10,912 | $ — | $ 1,707,436 |
| Intersegment revenues | 2,862 | 23,693 | 1,038 | — | 27,593 |
| Total Operating Revenues | 864,297 | 858,782 | 11,950 | — | 1,735,029 |
| Depreciation and amortization | 37,572 | —* | —** | — | 37,572 |
| Interest income | 1,493 | 189 | 216 | (155) | 1,743 |
| Interest charges | 26,852 | — | 155 | (155) | 26,852 |
| Income tax expense | 15,842 | 8,609 | 2,643 | — | 27,094 |
| Net economic earnings | 36,141 | 15,709 | 4,315*** | — | 56,165 |
| Total assets | 1,657,530 | 165,181 | 117,808 | (100,323) | 1,840,196 |
| Capital expenditures | 56,234 | 733 | 92 | (62) | 56,997 |
| **FISCAL 2009** | | | | | |
| Revenues from external customers | $ 1,049,288 | $ 804,499 | $ 3,302 | $ — | $ 1,857,089 |
| Intersegment revenues | 4,705 | 32,366 | 1,038 | — | 38,109 |
| Total Operating Revenues | 1,053,993 | 836,865 | 4,340 | — | 1,895,198 |
| Depreciation and amortization | 36,751 | — | —** | — | 36,751 |
| Interest income | 2,505 | 794 | 1,078 | (1,405) | 2,972 |
| Interest charges | 30,353 | — | 798 | (1,405) | 29,746 |
| Income tax expense (benefit) | 13,856 | 19,186 | (533) | — | 32,509 |
| Net economic earnings (losses) | 33,057 | 28,081 | (332) | — | 60,806 |
| Total assets | 1,598,600 | 148,248 | 105,237 | (90,067) | 1,762,018 |
| Capital expenditures | 51,384 | 820 | 180 | — | 52,384 |

* Depreciation and amortization for Non-Regulated Gas Marketing is included in Non-Regulated Gas Marketing Expenses on the Statements of Consolidated Income ($0.3 million for fiscal year 2011, $0.1 million for fiscal year 2010).

** Depreciation, amortization, and accretion for Other is included in the Other Operating Expenses on the Statements of Consolidated Income ($0.3 million for fiscal year 2011, $0.2 million for fiscal year 2010 and $0.3 million for fiscal year 2009).

*** Net economic earnings include income realized by Laclede Gas from two separate non-regulated sales of propane inventory no longer needed to serve utility customers, one of which occurred in fiscal 2010 and the other occurring in fiscal 2011. These transactions resulted in after-tax earnings totaling $6.1 million in fiscal 2011 and $3.7 million in fiscal 2010.

**Reconciliation of Consolidated Net Economic Earnings to Consolidated Net Income**

| (Thousands) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Total Net Economic Earnings above | $ 62,410 | $ 56,165 | $ 60,806 |
| Add: Unrealized gain (loss) on energy-related derivative contracts, net of tax | 1,415 | (2,125) | 3,441 |
| Net Income | $ 63,825 | $ 54,040 | $ 64,247 |

## 15. COMMITMENTS AND CONTINGENCIES

### Commitments

Laclede Gas estimates total Utility capital expenditures for fiscal 2012 at approximately $104 million. During fiscal 2011, the Utility initiated a multi-year project to replace its existing work management, financial, and supply chain software applications to enhance the its technology, customer service, and business processes. At September 30, 2011, the Company was contractually committed to costs of approximately $6 million related to this project, with additional expenditures to be incurred throughout the project's life. Fiscal year 2012 capital expenditures for non-regulated subsidiaries are estimated at approximately $0.2 million. There are no material contractual commitments at September 30, 2011 related to these estimated capital expenditures.

Laclede Gas and LER have entered into various contracts, expiring on dates through 2017, for the storage, transportation, and supply of natural gas. Minimum payments required under the contracts in place at September 30, 2011 are estimated at approximately $720 million. Additional contracts are generally entered into prior to or during the heating season. Laclede Gas estimates that it will pay approximately $81 million annually, at present rate levels, for fixed charges related to these or other contracts that are expected to be in place for the upcoming year for the reservation of gas supplies and pipeline transmission and storage capacity. The Utility recovers its costs from customers in accordance with the PGA Clause.

Laclede Pipeline Company (Pipeline), a wholly-owned subsidiary of Laclede Group, is providing liquid propane transportation service to Laclede Gas pursuant to an approved FERC tariff and a contractual arrangement between Pipeline and Laclede Gas. In accordance with the terms of that agreement, Laclede Gas is obligated to pay Pipeline approximately $1.0 million annually, at current rates. The agreement renews at the end of each contract year, unless terminated by either party upon provision of at least six months' notice.

### Leases and Guarantees

The lease agreement covering the headquarters office space of Laclede Gas extends through February 2015 with the option to renew for up to five additional years. The aggregate rental expense for fiscal years 2011, 2010, and 2009 was $918,000, $909,000, and $900,000, respectively. The annual minimum rental payment for fiscal year 2012 is anticipated to be approximately $927,000 with a maximum annual rental payment escalation of $8,800 per year for each year through fiscal year 2015. Laclede Gas has entered into various operating lease agreements for the rental of vehicles and power operated equipment. The rental costs will be approximately $3.0 million in fiscal year 2012, $1.9 million in fiscal year 2013, $1.2 million in fiscal year 2014, and $0.3 million in fiscal year 2015. Laclede Gas and LER have other relatively minor rental arrangements that provide for minimum rental payments.

Laclede Gas has several operating leases for the rental of vehicles that contain provisions requiring Laclede Gas to guarantee certain amounts related to the residual value of the leased property. These leases have various terms, the longest of which extends through 2015. At September 30, 2011, the maximum guarantees under these leases are $0.9 million. However, the Utility believes it is unlikely that it will be subject to the maximum payment amount because it estimates that the residual value of the leased vehicles will be adequate to satisfy most of the guaranteed amounts. At September 30, 2011, the carrying value of the liability recognized for these guarantees was $0.2 million.

Laclede Group had guarantees totaling $95.3 million for performance and payment of certain gas supply transactions by LER, as of September 30, 2011. Since that date, total guarantees issued by Laclede Group on behalf of LER increased by $1.0 million bringing the total to $96.3 million in guarantees outstanding at November 18, 2011. No amounts have been recorded for these guarantees in the financial statements. As of September 30, 2011, management believes the probability is low that Laclede Group will be required to make payments under these guarantees.

A consolidated subsidiary is a general partner in an unconsolidated partnership that invests in real estate partnerships. The subsidiary and third parties are jointly and severally liable for the payment of mortgage loans in the aggregate outstanding amount of approximately $1.8 million incurred in connection with various real estate ventures. Laclede Group has no reason to believe that the other principal liable parties will not be able to meet their proportionate share of these obligations. Laclede Group further believes that the asset values of the real estate properties are sufficient to support these mortgage loans.

**Contingencies**

Laclede Gas owns and operates natural gas distribution, transmission, and storage facilities, the operations of which are subject to various environmental laws, regulations, and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected the Company's or Laclede Gas' financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs.

As with other companies, Laclede Gas faces the risk of environmental liabilities. In the natural gas industry, these are typically associated with sites formerly owned or operated by gas distribution companies like Laclede Gas and/or its predecessor companies at which manufactured gas operations took place. At this time, Laclede Gas has identified three former manufactured gas plant (MGP) sites located in Missouri: one in Shrewsbury and two in the City of St. Louis.

With regard to the former MGP site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators agreed upon certain remedial actions to a portion of the site in a 1999 Administrative Order on Consent (AOC), which actions have been completed. On September 22, 2008, EPA Region VII issued a letter of Termination and Satisfaction terminating the AOC. However, if after termination of the AOC, regulators require additional remedial actions, or additional claims are asserted, Laclede Gas may incur additional costs.

One of the sites located in the City of St. Louis is currently owned by a development agency of the City, which, together with other City development agencies, has selected a developer to redevelop the site. In conjunction with this redevelopment effort, Laclede Gas and another former owner of the site entered into an agreement (Remediation Agreement) with the City development agencies, the developer, and an environmental consultant that obligates one of the City agencies and the environmental consultant to remediate the site and obtain a No Further Action letter from the Missouri Department of Natural Resources. The Remediation Agreement also provides for a release of Laclede Gas and the other former site owner from certain liabilities related to the past and current environmental condition of the site and requires the developer and the environmental consultant to maintain certain insurance coverages, including remediation cost containment, premises pollution liability, and professional liability. The operative provisions of the Remediation Agreement were triggered on December 20, 2010, on which date Laclede Gas and the other former site owner, as full consideration under the Remediation Agreement, paid a small percentage of the cost of remediation of the site. The amount paid by Laclede Gas, which is its only monetary obligation under the Remediation Agreement, did not materially impact the financial condition, results of operations, or cash flows of the Company.

Laclede Gas has not owned the other site located in the City of St. Louis for many years. In a letter dated June 29, 2011, the Attorney General for the State of Missouri informed Laclede Gas that the Missouri Department of Natural Resources had completed an investigation of the site. The Attorney General requested that Laclede Gas participate in the follow up investigations of the site. The Company is evaluating the Attorney General's request to ascertain whether, or to what extent, it will be involved in additional site investigations and/or site remediation.

To date, amounts required for remediation at these sites have not been material. However, the amount of costs relative to future remedial actions at these and other sites is unknown and may be material. Laclede Gas has notified its insurers that it seeks reimbursement for costs incurred in the past and future potential liabilities associated with the MGP sites. While some of the insurers have denied coverage and reserved their rights, Laclede Gas continues to discuss potential reimbursements with them. In 2005, the Utility's outside consultant completed an analysis of the MGP sites to determine cost estimates for a one-time contractual transfer of risk from each of the Utility's insurers of environmental coverage for the MGP sites. That analysis demonstrated a range of possible future expenditures to investigate, monitor, and remediate these MGP sites from $5.8 million to $36.3 million based upon then currently available facts, technology, and laws and regulations. The actual costs that Laclede Gas may incur could be materially higher or lower depending upon several factors, including whether remedial actions will be required, final selection and regulatory approval of any remedial actions, changing technologies and governmental regulations, the ultimate ability of other potentially responsible parties to pay, the successful completion of remediation efforts required by the Remediation Agreement described above, and any insurance recoveries. Costs associated with environmental remediation activities are accrued when such costs are probable and reasonably estimable.

Laclede Gas anticipates that any costs it may incur in the future to remediate these sites, less any amounts received as insurance proceeds or as contributions from other potentially responsible parties, would be deferred and recovered in rates through periodic adjustments approved by the MoPSC. Accordingly, potential liabilities associated with remediating these sites are not expected to have a material impact on the future financial position and results of operations of Laclede Gas or the Company.

On December 28, 2006, the MoPSC Staff proposed a disallowance of $7.2 million related to Laclede Gas' recovery of its purchased gas costs applicable to fiscal year 2005, which the Staff later reduced to a $1.7 million disallowance pertaining to Laclede Gas' purchase of gas from a marketing affiliate, LER. The MoPSC Staff has also proposed disallowances of $2.8 million and $1.5 million of gas costs relating to Laclede Gas purchases of gas supply from LER for fiscal years 2006 and 2007, respectively. The MoPSC Staff proposed a number of non-monetary recommendations, based on its review of gas costs for fiscal years 2008 and 2009. Laclede Gas believes that the proposed disallowances lack merit and is vigorously opposing these adjustments in proceedings before the MoPSC. As such, no amount has been recorded in the financial statements for these proposed disallowances.

In connection with the affiliate transactions mentioned above, on July 7, 2010, the MoPSC Staff filed a complaint against Laclede Gas alleging that, by stating that it was not in possession of proprietary LER documents, Laclede Gas violated the MoPSC Order authorizing the holding company structure (2001 Order). Laclede Gas counterclaimed that the Staff failed to adhere to the pricing provisions of the MoPSC's affiliate transaction rules and Laclede Gas' Cost Allocation Manual, which the MoPSC dismissed. On February 4, 2011, the MoPSC issued an Order finding that Laclede Gas violated the terms of the 2001 Order and authorizing its General Counsel to seek penalties in court against Laclede Gas. On March 30, 2011, Laclede Gas sought review of the February 4 Order with the Cole County Circuit Court. On May 19, 2011, the Commission's General Counsel filed a petition with the Cole County Circuit Court seeking penalties in connection with the Commission's February 4 Order. On July 7, 2011, the Circuit Court Judge signed an agreed Order holding the penalty case in abeyance while the February 4 Order is appealed. Laclede Gas believes that the complaint lacks merit and is vigorously opposing it.

Subsequent to the July 7, 2010 complaint, the MoPSC Staff filed a related complaint on October 6, 2010 against Laclede Gas, LER, and Laclede Group, alleging that the Utility has failed to comply with the MoPSC's affiliate transaction rules. LER and Laclede Group both filed motions to dismiss, which were granted by the Commission on December 22, 2010. On January 26, 2011, the Commission also dismissed certain counts of the complaint against Laclede Gas. The remaining counts and a counterclaim against the Staff, filed by Laclede Gas, are still pending before the Commission. Laclede Gas believes that the complaint lacks merit and is vigorously opposing it.

On June 29, 2010, the Office of Federal Contract Compliance Programs issued a Notice of Violations to Laclede Gas alleging lapses in certain employment selection procedures during a two-year period ending in February 2006. The Company believes that the allegations lack merit and is vigorously defending its position. Management, after discussion with counsel, believes that the final outcome of these matters will not have a material effect on the consolidated financial position and results of operations of the Company.

Laclede Group is involved in other litigation, claims, and investigations arising in the normal course of business. Management, after discussion with counsel, believes that the final outcome will not have a material effect on the consolidated financial position, results of operations, or cash flows of the Company.

## 16. INTERIM FINANCIAL INFORMATION (UNAUDITED)

In the opinion of Laclede Group, the quarterly information presented below for fiscal years 2011 and 2010 includes all adjustments (consisting of only normal recurring accruals) necessary for a fair statement of the results of operations for such periods. Variations in consolidated operations reported on a quarterly basis primarily reflect the seasonal nature of the business of Laclede Gas.

(Thousands, Except Per Share Amounts)

| Three Months Ended | Dec. 31 | March 31 | June 30 | Sept. 30 |
|---|---|---|---|---|
| **Fiscal Year 2011** | | | | |
| Total Operating Revenues | $ 444,202 | $ 543,778 | $ 344,281 | $ 271,046 |
| Operating Income | 40,751 | 49,943 | 25,754 | 1,799 |
| Net Income (Loss) | 23,369 | 27,893 | 15,390 | (2,827) |
| Basic Earnings (Loss) Per Share of Common Stock | 1.05 | 1.25 | 0.69 | (0.13) |
| Diluted Earnings (Loss) Per Share of Common Stock | 1.05 | 1.25 | 0.69 | (0.13) |

| Three Months Ended | Dec. 31 | March 31 | June 30 | Sept. 30 |
|---|---|---|---|---|
| **Fiscal Year 2010** | | | | |
| Total Operating Revenues | $ 491,166 | $ 635,325 | $ 324,507 | $ 284,031 |
| Operating Income | 40,664 | 50,270 | 12,867 | 1,065 |
| Net Income (Loss) | 22,886 | 28,020 | 4,731 | (1,597) |
| Basic Earnings (Loss) Per Share of Common Stock | 1.03 | 1.26 | 0.21 | (0.07) |
| Diluted Earnings (Loss) Per Share of Common Stock | 1.03 | 1.26 | 0.21 | (0.07) |

## 17. SUBSEQUENT EVENT

As discussed in Note 10, Derivative Instruments and Hedging Activities, Laclede Gas and LER enter into NYMEX and ICE exchange-traded/cleared derivative instruments. At September 30, 2011, these instruments were held in accounts at MF Global, Inc. On October 31, 2011, affiliated entities of MF Global filed a Chapter 11 petition at the U.S. Bankruptcy Court in the Southern District of New York. Subsequently, the court-appointed bankruptcy trustee transferred all of the open positions and a significant portion of the margin deposits of Laclede Gas and LER to a new brokerage firm. As of November 17, 2011, the Company had $2.7 million on deposit with MF Global in customer-segregated accounts that remain frozen pending final resolution by the bankruptcy trustee. While the Company's exposure at this time is not considered material, management is unable to predict when, or to what extent, these remaining funds will be returned.

**Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

There have been no changes in and disagreements on accounting and financial disclosure with Laclede's outside auditors that are required to be disclosed.

**Item 9A. Controls and Procedures**

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the disclosure controls and procedures pursuant to Rule 13a-15e and Rule 15d-15e under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

There have been no changes in our internal control over financial reporting that occurred during our fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The Management Report on Internal Control Over Financial Reporting and the Reports of Independent Registered Public Accounting Firm are included under Item 8, pages 46 through 48.

**Item 9B. Other Information**

None.

## Part III

### Item 10. Directors, Executive Officers and Corporate Governance

Information about:

- our directors is incorporated by reference from the discussion under Proposal 1 of our proxy statement dated December 19, 2011 (2011 proxy statement);
- our executive officers is reported in Part I of this Form 10-K;
- compliance with Section 16(a) of the Exchange Act is incorporated by reference from the discussion in our 2011 proxy statement under the heading "Section 16(a) Beneficial Ownership Reporting Compliance";
- Financial Code of Ethics is posted on our website, www.thelacledegroup.com, in the Investor Services section under Governance Documents; and,
- our audit committee, our audit committee financial experts, and submitting nominations to the Corporate Governance Committee is incorporated by reference from the discussion in our 2011 proxy statement under the heading "Corporate Governance."

In addition, our Code of Business Conduct, Corporate Governance Guidelines, and charters for our audit, compensation and corporate governance committees are available on our website, and a copy will be sent to any shareholder upon written request.

### Item 11. Executive Compensation

Information about director and executive compensation is incorporated by reference from the discussion in our 2011 proxy statement under the headings: "Directors' Compensation," "Compensation Discussion and Analysis," and "Executive Compensation." The 2011 proxy statement also includes the "Compensation Committee Report," which is deemed furnished and not filed.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information about security ownership of certain beneficial owners and management is incorporated by reference from the discussion in our 2011 proxy statement under "Beneficial Ownership of Laclede Group Common Stock."

Information regarding our equity compensation plans is incorporated by reference from our 2011 proxy statement.

**Item 13. Certain Relationships and Related Transactions, and Director Independence**

Information about:

- our policy and procedures for related party transactions and
- the independence of our directors

is included in our 2011 proxy statement under "Corporate Governance" and is incorporated by reference. There were no related party transactions in fiscal year 2011.

**Item 14. Principal Accounting Fees and Services**

Information about fees paid to our independent registered public accountant and our policy for pre-approval of services provided by our independent registered public accountant is incorporated by reference from our 2011 proxy statement under "Fees of Independent Registered Public Accountant" and "Corporate Governance," respectively.

## Part IV

**Item 15. Exhibits, Financial Statement Schedule**

**2011 10-K Page**

(a) 1. **Financial Statements:**

See Item 8. Financial Statements and Supplementary Data, filed herewith, for a list of financial statements.

2. **Supplemental Schedule**

II – Reserves 97

Schedules not included have been omitted because they are not applicable or the required data has been included in the financial statements or notes to financial statements.

3. **Exhibits**

Incorporated herein by reference to Index to Exhibits, page 98.

**Item 15(a)(3) See the marked exhibits in the Index to Exhibits, page 98.**

**(b) Incorporated herein by reference to Index to Exhibits, page 98.**

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE LACLEDE GROUP, INC.

November 18, 2011

By /s/ Mark D. Waltermire
Mark D. Waltermire
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Date | Signature | Title |
| --- | --- | --- |
| 11/18/11 | /s/ Douglas H. Yaeger<br>Douglas H. Yaeger | Chairman of the Board and Chief Executive Officer (Principal Executive Officer) |
| 11/18/11 | /s/ Mark D. Waltermire<br>Mark D. Waltermire | Chief Financial Officer (Principal Financial and Accounting Officer) |
| 11/18/11 | /s/ Suzanne Sitherwood<br>Suzanne Sitherwood | President and Director |
| 11/18/11 | /s/ Arnold W. Donald<br>Arnold W. Donald | Director |
| 11/18/11 | /s/ Edward L. Glotzbach<br>Edward L. Glotzbach | Director |
| 11/18/11 | /s/ Anthony V. Leness<br>Anthony V. Leness | Director |
| 11/18/11 | /s/ W. Stephen Maritz<br>W. Stephen Maritz | Director |
| 11/18/11 | /s/ William E. Nasser<br>William E. Nasser | Director |
| 11/18/11 | /s/ Brenda D. Newberry<br>Brenda D. Newberry | Director |
| 11/18/11 | /s/ John P. Stupp, Jr.<br>John P. Stupp, Jr. | Director |
| 11/18/11 | /s/ Mary Ann Van Lokeren<br>Mary Ann Van Lokeren | Director |

**SCHEDULE II**
**THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES**
**RESERVES**
**FOR THE YEARS ENDED SEPTEMBER 30, 2011, 2010, AND 2009**

| COLUMN A | COLUMN B | COLUMN C | | COLUMN D | COLUMN E |
|---|---|---|---|---|---|
| DESCRIPTION | BALANCE AT BEGINNING OF PERIOD | ADDITIONS TO INCOME | CHARGED TO OTHER ACCOUNTS | DEDUCTIONS FROM RESERVES | BALANCE AT CLOSE OF PERIOD |
| (Thousands of Dollars) | | | | | |
| YEAR ENDED SEPTEMBER 30, 2011: | | | | | |
| DOUBTFUL ACCOUNTS | $ 10,295 | $ 7,242 | $ 11,340 (a) | $ 18,804 (b) | $ 10,073 |
| MISCELLANEOUS: | | | | | |
| Injuries and property damage | $ 3,228 | $ 2,416 | $ — | $ 2,041 (c) | $ 3,603 |
| Deferred compensation | 12,571 | 1,893 | — | 990 | 13,474 |
| Group medical claims incurred but not reported | 1,450 | 14,171 | — | 14,321 (c) | 1,300 |
| TOTAL | $ 17,249 | $ 18,480 | $ — | $ 17,352 | $ 18,377 |
| YEAR ENDED SEPTEMBER 30, 2010: | | | | | |
| DOUBTFUL ACCOUNTS | $ 11,160 | $ 8,609 | $ 12,018 (a) | $ 21,492 (b) | $ 10,295 |
| MISCELLANEOUS: | | | | | |
| Injuries and property damage | $ 3,653 | $ 2,313 | $ — | $ 2,738 (c) | $ 3,228 |
| Deferred compensation | 11,905 | 1,702 | — | 1,036 | 12,571 |
| Group medical claims incurred but not reported | 1,450 | 12,833 | — | 12,833 (c) | 1,450 |
| TOTAL | $ 17,008 | $ 16,848 | $ — | $ 16,607 | $ 17,249 |
| YEAR ENDED SEPTEMBER 30, 2009: | | | | | |
| DOUBTFUL ACCOUNTS | $ 12,624 | $ 12,408 | $ 11,138 (a) | $ 25,010 (b) | $ 11,160 |
| MISCELLANEOUS: | | | | | |
| Injuries and property damage | $ 2,812 | $ 2,949 | $ — | $ 2,108 (c) | $ 3,653 |
| Deferred compensation | 11,164 | 1,649 | — | 908 | 11,905 |
| Group medical claims incurred but not reported | 1,500 | 12,305 | — | 12,355 (c) | 1,450 |
| TOTAL | $ 15,476 | $ 16,903 | $ — | $ 15,371 | $ 17,008 |

(a) Accounts reinstated, cash recoveries, etc.
(b) Accounts written off.
(c) Claims settled, less reimbursements from insurance companies.

## INDEX TO EXHIBITS

| Exhibit No. | | |
|---|---|---|
| 2.01* | - | Agreement and Plan of Merger and Reorganization; filed as Appendix A to proxy statement/prospectus contained in the Company's registration statement on Form S-4, No. 333-48794. |
| 3.01(i)* | - | The Company's Articles of Incorporation, as amended; filed as Exhibit 3.1 to the Company's Form 8-K filed January 26, 2006. |
| 3.01(ii)* | - | The Company's Bylaws, as amended; filed as Exhibit 3.2 to the Company's Form 8-K filed April 30, 2010. |
| 4.01* | - | Mortgage and Deed of Trust, dated as of February 1, 1945; filed as Exhibit 7-A to registration statement No. 2-5586. |
| 4.02* | - | Fourteenth Supplemental Indenture, dated as of October 26, 1976; filed on June 26, 1979 as Exhibit b-4 to registration statement No. 2-64857. |
| 4.03* | - | Twenty-Third Supplemental Indenture dated as of October 15, 1997; filed on November 6, 1997 as Exhibit 4.01 to Laclede's Form 8-K. |
| 4.04* | - | Twenty-Fourth Supplemental Indenture dated as of June 1, 1999; filed on June 4, 1999 as Exhibit 4.01 to Laclede's Form 8-K. |
| 4.05* | - | Twenty-Fifth Supplemental Indenture dated as of September 15, 2000; filed on September 27, 2000 as Exhibit 4.01 to Laclede's Form 8-K. |
| 4.06* | - | Twenty-Seventh Supplemental Indenture dated as of April 15, 2004; filed on April 28, 2004 as Exhibit 4.01 to Laclede's Form 8-K. |
| 4.07* | - | Twenty-Eighth Supplemental Indenture dated as of April 15, 2004; filed on April 28, 2004 as Exhibit 4.02 to Laclede's Form 8-K. |
| 4.08* | - | Twenty-Ninth Supplemental Indenture dated as of June 1, 2006; filed on June 9, 2006, as Exhibit 4.1 to Laclede's Form 8-K |
| 4.09* | - | Thirtieth Supplemental Indenture dated as of September 15, 2008; filed on September 23, 2008 as Exhibit 4.1 to Laclede's Form 8-K. |
| 4.10* | - | Laclede Gas Company Board of Directors' Resolution dated August 28, 1986 which generally provides that the Board may delegate its authority in the adoption of certain employee benefit plan amendments to certain designated Executive Officers; filed as Exhibit 4.12 to the Company's 1991 10-K. |
| 4.10a* | - | Company Board of Directors' Resolutions dated March 27, 2003, updating authority delegated pursuant to August 28, 1986 Laclede Gas Company resolutions; filed as Exhibit 4.19(a) to the Company's Form 10-K for the year ended September 30, 2003. |
| 4.11* | - | Rights Agreement dated as of October 1, 2001; filed as Exhibit 4 to the Company's Form 8-A on September 6, 2001. |
| **10.01*** | **-** | **Laclede Incentive Compensation Plan, amended and restated effective as of January 1, 2005; filed as Exhibit 10.3 to the Company's 10-Q for the fiscal quarter ended December 31, 2008.** |
| **10.02*** | **-** | **Laclede Incentive Compensation Plan II, effective as of January 1, 2005; filed as Exhibit 10.4 to the Company's 10-Q for the fiscal quarter ended December 31, 2008.** |

*Incorporated herein by reference and made a part hereof. the Company's File No. 1-16681.

**Bold items reflect management, contract or compensatory plan or arrangement.**

## INDEX TO EXHIBITS

| Exhibit No. | | |
|---|---|---|
| **10.03*** | - | **Senior Officers' Life Insurance Program of Laclede, as amended; filed as Exhibit 10.03 to the Company's 1990 10-K.** |
| **10.03a*** | - | **Certified copy of resolutions of Laclede's Board of Directors adopted on June 27, 1991 amending the Senior Officers' Life Insurance Program; filed as Exhibit 10.01 to the Company's 10-Q for the fiscal quarter ended June 30, 1991.** |
| **10.03b*** | - | **Certified copy of resolutions of Laclede's Board of Directors adopted on January 28, 1993 amending the Senior Officers' Life Insurance Program; filed as Exhibit 10.03 to the Company's 10-Q for the fiscal quarter ended March 31, 1993.** |
| **10.04*** | - | **Restated Laclede Gas Company Supplemental Retirement Benefit Plan, as amended and restated effective as of November 1, 2005; filed as Exhibit 10.06 to the Company's 10-Q for the fiscal quarter ended December 31, 2008.** |
| 10.05* | - | Amended and Restated Storage Service Agreement For Rate Schedule FSS, Contract #3147 between Centerpoint Energy-Mississippi River Transmission Corporation (MRT) and Laclede dated March 18, 2008; filed as Exhibit 10.5 to the Company's 10-Q for the fiscal quarter ended March 31, 2008. |
| 10.05a* | - | Amended and Restated Transportation Service Agreement for Rate Schedule FTS, Contract #3310 between Laclede and MRT dated March 18, 2008; filed as Exhibit 10.6 to the Company's 10-Q for the fiscal quarter ended March 31, 2008. |
| 10.05b* | - | Amended and Restated Transportation Service Agreement for Rate Schedule FTS, Contract #3311, between Laclede and MRT dated March 18, 2008; filed as Exhibit 10.7 to the Company's 10-Q for the fiscal quarter ended March 31, 2008. |
| **10.06*** | - | **Laclede Supplemental Retirement Benefit Plan II, effective as of January 1, 2005; filed as Exhibit 10.7 to the Company's 10-Q for the fiscal quarter ended December 31, 2008.** |
| **10.07*** | - | **Amendment and Restatement of Retirement Plan for Non-Employee Directors as of November 1, 2002; filed as Exhibit 10.08c to the Company's 10-K for the fiscal year ended September 30, 2002.** |
| **10.07a*** | - | **Amendment to Terms of Retirement Plan for Non-Employee Directors as of October 1, 2004; filed as Exhibit 10.w to the Company's Form 10-Q for the fiscal quarter ended June 30, 2004.** |
| **10.08*** | - | **Salient Features of the Laclede Gas Company Deferred Income Plan for Directors and Selected Executives, including amendments adopted by the Board of Directors on July 26, 1990; filed as Exhibit 10.12 to the Company's 1991 10-K.** |
| **10.08a*** | - | **Amendment to Laclede's Deferred Income Plan for Directors and Selected Executives, adopted by the Board of Directors on August 27, 1992; filed as Exhibit 10.12a to the Company's 1992 10-K.** |

*Incorporated herein by reference and made a part hereof. the Company's File No. 1-16681.

**Bold items reflect management, contract or compensatory plan or arrangement.**

# INDEX TO EXHIBITS

| Exhibit No. | | |
|---|---|---|
| **10.09*** | - | **Form of Indemnification Agreement between Laclede and its Directors and Officers; filed as Exhibit 10.13 to the Company's 1990 10-K.** |
| **10.10*** | - | **The Laclede Group Management Continuity Protection Plan, effective as of January 1, 2005; filed as Exhibit 10.5 to the Company's 10-Q for the fiscal quarter ended December 31, 2008.** |
| **10.10a*** | - | **Form of Management Continuity Protection Agreement; Filed as Exhibit 10.05a to the Company's 10-Q for the fiscal quarter ended December 31, 2008.** |
| **10.11*** | - | **Restricted Stock Plan for Non-Employee Directors as amended and effective January 29, 2009; filed as Exhibit 10.1 to the Company's Form 10-Q for the fiscal quarter ended March 31, 2009.** |
| **10.11a*** | - | **Amendment to Restricted Stock Plan for Non-Employee Directors; filed as Exhibit 10.6 to the Company's Form 10-Q for the fiscal quarter ended June 30, 2011.** |
| **10.12*** | - | **Salient Features of the Laclede Gas Company Deferred Income Plan II for Directors and Selected Executives (as amended and restated effective as of January 1, 2005); filed as Exhibit 10.1 to the Company's 10-Q for the fiscal quarter ended December 31, 2008.** |
| **10.13*** | - | **Salient Features of the Company's Deferred Income Plan for Directors and Selected Executives (effective as of January 1, 2005); filed as Exhibit 10.2 to the Company's 10-Q for the fiscal quarter ended December 31, 2008.** |
| 10.14* | - | Amended and Restated Loan Agreement dated September 10, 2004 for Laclede with U.S. Bank National Association as administrative agent and lead arranger, Bank Hapoalim B.M., as syndication agent, and Southwest Bank of St. Louis as documentation agent; filed as Exhibit 10.1 on Form 8-K filed on September 13, 2004. |
| 10.14a* | - | Amendment to loan agreement in Exhibit 10.12, dated December 23, 2005; filed as Exhibit 10.1 to Laclede's Form 8-K filed December 23, 2005. |
| 10.14b* | - | Second amendment dated February 8, 2008 to syndicated loan agreement of Laclede Gas Company dated September 10, 2004 and first amended December 23, 2005; filed as Exhibit 10.1 to Laclede's Form 10-Q for the fiscal quarter ended March 31, 2008. |
| **10.15*** | - | **The Laclede Group, Inc. 2002 Equity Incentive Plan; filed as Exhibit 10.22 to the Company's Form 10-K for the year ended September 30, 2002.** |
| **10.15a*** | - | **Form of Non-Qualified Stock Option Award Agreement with Mandatory Retirement Provisions; filed as Exhibit 10.1 to the Company's Form 8-K filed November 5, 2004.** |
| **10.15b*** | - | **Form of Non-Qualified Stock Option Award Agreement without Mandatory Retirement Provisions; filed as Exhibit 10.2 to the Company's Form 8-K filed November 5, 2004.** |
| 10.16* | - | Lease between Laclede Gas Company, as Lessee and First National Bank in St. Louis, Trustee, as Lessor; filed as Exhibit 10.23 to the Company's Form 10-K for the fiscal year ended September 30, 2002. |
| 10.17* | - | Automated Meter Reading Services Agreement executed March 11, 2005; filed as Exhibit 10.1 to the Company's Form 10-Q for the fiscal quarter ended March 31, 2005. *Confidential portions of this exhibit have been omitted and* filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment. |

*Incorporated herein by reference and made a part hereof. the Company's File No. 1-16681.

**Bold items reflect management, contract or compensatory plan or arrangement.**

## INDEX TO EXHIBITS

| Exhibit No. | | |
|---|---|---|
| **10.18*** | - | **The Laclede Group, Inc. Annual Incentive Plan; filed as Appendix 1 to the Company's proxy statement filed December 17, 2010.** |
| **10.19*** | - | **The Laclede Group, Inc. 2006 Equity Incentive Plan; filed as Appendix 2 to the Company's proxy statement, filed December 17, 2010.** |
| **10.19a*** | - | **Restricted Stock Unit Award Agreement with Douglas H. Yaeger dated February 14, 2008; filed as Exhibit 10.2 to the Company's Form 10-Q for the fiscal quarter ended March 31, 2008.** |
| **10.19b*** | - | **Form of Restricted Stock Award Agreement filed as Exhibit 10.8 to the Company's 10-Q for the fiscal quarter ended December 31, 2008.** |
| **10.19c*** | - | **Form of Performance Contingent Restricted Stock Award Agreement; filed as Exhibit 10.8 to the Company's 10-Q for the fiscal quarter ended December 31, 2008.** |
| **10.19d*** | - | **Form of Performance Contingent Restricted Stock Award Agreement; filed as Exhibit 10.2 to the Company's 10-Q for the fiscal quarter ended December 31, 2009.** |
| **10.20*** | - | **Amended and Restated Firm (Rate Schedule FT) Transportation Service Agreement between Laclede Energy Resources, Inc. and Centerpoint Energy Gas Transmission Company TSA #1006667; filed as Exhibit 10.2 to the Company's 10-Q for the fiscal quarter ended March 31, 2009.** |
| 10.21* | - | Loan agreement with The Laclede Group, Inc. dated July 18, 2011 with several banks, including Wells Fargo Bank, National Association as administrative agent, U. S. Bank National Association as lead arranger, and JPMorgan Chase Bank, N. A. as documentation agent; filed as Exhibit 10.5 to the Company's Form 10-Q for the fiscal quarter ended June 30, 2011. |
| **10.23*** | - | **The Laclede Group 2011 Management Continuity Protection Plan; filed as Exhibit 10.25 to the Company's Form 10-K for the fiscal year ended September 30, 2010.** |
| **10.23a*** | - | **Form of Agreement Under The Laclede Group 2011 Management Continuity Protection Plan; filed as Exhibit 10.25a to the Company's Form 10-K for the fiscal year ended September 30, 2010.** |
| **10.24*** | - | **Severance Benefits Agreement between The Laclede Group, Inc. and Suzanne Sitherwood effective September 1, 2011; filed as Exhibit 10.1 to the Company's Form 10-Q for the fiscal quarter ended June 30, 2011.** |
| **10.25*** | - | **Performance Contingent Restricted Stock Agreement between The Laclede Group, Inc. and Suzanne Sitherwood effective September 1, 2011; filed as Exhibit 10.2 to the Company's Form 10-Q for the fiscal quarter ended June 30, 2011.** |
| **10.26*** | - | **Restricted Stock Unit Award Agreement between The Laclede Group, Inc. and Suzanne Sitherwood effective September 1, 2011; filed as Exhibit 10.3 to the Company's Form 10-Q for the fiscal quarter ended June 30, 2011** |
| 12 | - | Ratio of Earnings to Fixed Charges. |
| 21 | - | Subsidiaries of the Registrant. |
| 23 | - | Consent of Independent Registered Public Accounting Firm. |
| 31 | - | Certificates under Rule 13a-14(a) of the CEO and CFO of The Laclede Group, Inc. |
| 32 | - | Section 1350 Certifications under Rule 13a-14(b) of the CEO and CFO of The Laclede Group, Inc. |

*Incorporated herein by reference and made a part hereof. the Company's File No. 1-16681.

**Bold items reflect management, contract or compensatory plan or arrangement.**

Exhibit 31

CERTIFICATION

I, Douglas H. Yaeger, certify that:

1. I have reviewed this annual report on Form 10-K of The Laclede Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 18, 2011

Signature: /s/ Douglas H. Yaeger

Douglas H. Yaeger
Chairman of the Board,
and Chief Executive Officer

CERTIFICATION

I, Mark D. Waltermire, certify that:

1. I have reviewed this annual report on Form 10-K of The Laclede Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 18, 2011

Signature: /s/ Mark D. Waltermire

Mark D. Waltermire
Chief Financial Officer

Exhibit 32

Section 1350 Certification

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, I, Douglas H. Yaeger, Chairman of the Board and Chief Executive Officer of The Laclede Group, Inc., hereby certify that

(a) To the best of my knowledge, the accompanying report on Form 10-K for the year ended September 30, 2011 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(b) To the best of my knowledge, the information contained in the accompanying report on Form 10-K for the year ended September 30, 2011 fairly presents, in all material respects, the financial condition and results of operations of The Laclede Group, Inc.

Date: November 18, 2011

/s/ Douglas H. Yaeger
Douglas H. Yaeger
Chairman of the Board
and Chief Executive Officer

Section 1350 Certification

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, I, Mark D. Waltermire, Chief Financial Officer of The Laclede Group, Inc., hereby certify that

(a) To the best of my knowledge, the accompanying report on Form 10-K for the year ended September 30, 2011 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(b) To the best of my knowledge, the information contained in the accompanying report on Form 10-K for the year ended September 30, 2011 fairly presents, in all material respects, the financial condition and results of operations of The Laclede Group, Inc.

Date: November 18, 2011

/s/ Mark D. Waltermire
Mark D. Waltermire
Chief Financial Officer

THIS PAGE INTENTIONALLY LEFT BLANK

## SHAREHOLDER INFORMATION

### ANNUAL MEETING

The annual meeting of shareholders of The Laclede Group, Inc. will be held at the Renaissance St. Louis Grand Hotel, 800 Washington Avenue, St. Louis, Missouri, 10 a.m. on Thursday, January 26, 2012.

In connection with this meeting, proxies will be solicited by the management of the Company. A notice of the meeting, together with a proxy statement and a form of proxy, will be mailed on or about December 19, 2011 to shareholders of record on December 1, 2011.

### TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for The Laclede Group's common stock is:

**COMPUTERSHARE TRUST COMPANY, N.A.**
P.O. Box 43078
Providence, Rhode Island 02940-3078
Telephone: 1-800-884-4225

The Laclede Group's common stock, $1 par value, is traded on the New York Stock Exchange under the symbol "LG."

### EXECUTIVE OFFICES

720 Olive Street
St. Louis, Missouri 63101
Telephone: 314-342-0500

### DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Company's Dividend Reinvestment and Stock Purchase Plan provides common shareholders the opportunity to purchase additional common stock by automatically reinvesting dividends or by making additional cash payments. Shareholders who are interested in obtaining more information, including an enrollment card, may write or call:

**COMPUTERSHARE TRUST COMPANY, N.A.**
P.O. Box 43078
Providence, Rhode Island 02940-3078
Telephone: 1-800-884-4225

### COMMON STOCK MARKET AND DIVIDEND INFORMATION NYSE: LG

| | PRICE RANGE (HIGH) | PRICE RANGE (LOW) | DIVIDENDS DECLARED |
|---|---|---|---|
| **FISCAL 2011** | | | |
| 1st Quarter | $ 37.82 | $ 34.15 | $ .405 |
| 2nd Quarter | 39.99 | 36.40 | .405 |
| 3rd Quarter | 39.11 | 35.58 | .405 |
| 4th Quarter | 40.30 | 32.90 | .405 |

| | PRICE RANGE (HIGH) | PRICE RANGE (LOW) | DIVIDENDS DECLARED |
|---|---|---|---|
| **FISCAL 2010** | | | |
| 1st Quarter | $ 34.92 | $ 30.17 | $ .395 |
| 2nd Quarter | 34.63 | 30.81 | .395 |
| 3rd Quarter | 35.89 | 31.65 | .395 |
| 4th Quarter | 35.92 | 32.50 | .395 |

### PUBLIC INFORMATION, SEC FILINGS AND CERTIFICATIONS

Our latest news and filings are available on our website, www.TheLacledeGroup.com.

We make available all of our filings that are made electronically with the Securities and Exchange Commission (SEC), including Forms 10-K, 10-Q and 8-K. Also available are the separate Forms 10-K and 10-Q for Laclede Gas Company. To access these filings, go to www.LacledeGas.com and click "About Laclede Gas," then click on "SEC Filings."

Otherwise, you can obtain public information, including SEC filings and annual reports, by writing:

**THE LACLEDE GROUP, INC.**
Corporate Secretary's Office
720 Olive Street
St. Louis, Missouri 63101


The Laclede Group

720 Olive Street
St. Louis, Missouri 63101

www.TheLacledeGroup.com

This annual report was printed using Opus 30 and Roland Opaque. The environmental savings from these recycled papers vs. non-recycled papers are calculated as follows:

- Saves the equivalent of 64 mature trees
- Reduces solid waste by 13,215 pounds
- Reduces the quantity of water used by 68,227 gallons
- Reduces air emissions by 41,252 pounds of carbon dioxide and 123 pounds of nitrogen oxides


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